                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                                     of the
                        Securities Exchange Act of 1934


                         For the month of October, 2003

                      Consolidated Trillion Resources Ltd.
                         1116 - 925 West Georgia Street
                                Vancouver, B.C.
                                 Canada V6C 3C2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

          Form 20-F: [X]                                Form 40-F: [ ]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [ ]                                               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2003

Registrant: Consolidated Trillion Resources Ltd.

By:
/s/Terese J. Gieselman
-----------------------
Terese J. Gieselman
Corporate Secretary/Treasurer

________________________________________________________________________________

TRILLION

                      CONSOLIDATED TRILLION RESOURCES LTD.



                  NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

                                OF SHAREHOLDERS

                    TO BE HELD ON MONDAY, NOVEMBER 17, 2003

                        MANAGEMENT INFORMATION CIRCULAR



                          DATED AS OF OCTOBER 9, 2003

                      CONSOLIDATED TRILLION RESOURCES LTD.
                      Suite 1116 - 925 West Georgia Street
                      Vancouver, British Columbia V6C 3L2

          NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special and annual general meeting (the "TRILLION MEETING" or the "MEETING") of shareholders (also referred to as "SHAREHOLDERS") of Consolidated Trillion Resources Ltd. ("TRILLION" or the "COMPANY") will be held at the Aspen Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Monday, November 17, 2003 at the hour of 11:00 a.m. (Vancouver time) for the following purposes:

(1)   To receive the report of Directors;

(2) To receive the audited consolidated financial statements of Trillion for the fiscal year ended June 30, 2003 (with comparative statements relating to the preceding fiscal period) together with the report of Auditors thereon;

(3) To appoint Auditors and to authorize the Directors to fix their remuneration;

(4)   To elect Directors;

(5) To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.

(6)   To consider and, if thought fit, to approve, with or without variation:

      (a) a special resolution (the "CONTINUANCE RESOLUTION") approving the continuance (the "CONTINUANCE") of Trillion as a company under the Company Act (British Columbia) (the "COMPANY ACT"); and

      (b) if the Continuance is approved, a special resolution (the "ARRANGEMENT RESOLUTION") approving an Arrangement (the "ARRANGEMENT") under Section 252 of the Company Act involving Trillion, its security holders, Oro Belle Resources Corporation ("ORO BELLE") and Viceroy Exploration Ltd. ("VICEROYEX") which arrangement involves the amalgamation on a share for share basis of Trillion and Oro Belle and thereafter the issuance of 0.7 common shares of ViceroyEx to the former shareholders of Trillion in exchange for each one Trillion Share in consideration of the transfer of their then shareholdings in Oro Belle, as more fully set forth in the Information Circular; and

(7) To transact such further or other business as may properly come before the Trillion Meeting and any adjournment thereof.

TAKE NOTICE THAT PURSUANT TO THE BUSINESS CORPORATIONS ACT (ALBERTA), YOU AS A HOLDER OF COMMON SHARES OF TRILLION (THE "TRILLION SHARES") MAY AT OR BEFORE THE TRILLION MEETING GIVE BY REGISTERED MAIL ADDRESSED TO TRILLION AT SUITE 4500 - 855-2ND STREET, S.W. CALGARY, ALBERTA T2P 4K7 A NOTICE OF DISSENT WITH RESPECT TO THE CONTINUANCE RESOLUTION. AS A RESULT OF GIVING A NOTICE OF DISSENT, A SHAREHOLDER MAY, ON RECEIVING A NOTICE OF INTENTION TO ACT UNDER SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA) WITH RESPECT TO THE CONTINUANCE, REQUIRE TRILLION TO PURCHASE ALL OF THE TRILLION SHARES HELD BY SUCH SHAREHOLDER IN RESPECT OF WHICH THE NOTICE OF DISSENT WAS GIVEN. THESE DISSENT RIGHTS ARE DESCRIBED IN THE INFORMATION CIRCULAR IN RESPECT OF THE TRILLION MEETING.

TAKE NOTICE THAT PURSUANT TO THE INTERIM ORDER OF THE SUPREME COURT OF BRITISH COLUMBIA DATED OCTOBER 9, 2003 AND THE COMPANY ACT (BRITISH COLUMBIA), YOU AS A HOLDER OF TRILLION SHARES MAY UNTIL 5:00 P.M. (VANCOUVER TIME) ON NOVEMBER 13, 2003 GIVE TRILLION A NOTICE OF DISSENT BY REGISTERED MAIL ADDRESSED TO TRILLION AT SUITE 1116 - 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2 WITH RESPECT TO THE ARRANGEMENT RESOLUTION. AS A RESULT OF GIVING A NOTICE OF

DISSENT, A SHAREHOLDER MAY, ON RECEIVING A NOTICE OF INTENTION TO ACT UNDER
SECTION 207 OF THE COMPANY ACT (BRITISH COLUMBIA) AS PROVIDED BY THE INTERIM ORDER WITH RESPECT TO THE ARRANGEMENT, REQUIRE TRILLION TO PURCHASE ALL OF THE TRILLION SHARES HELD BY SUCH SHAREHOLDER IN RESPECT OF WHICH THE NOTICE OF DISSENT WAS GIVEN. THESE DISSENT RIGHTS ARE DESCRIBED IN THE INFORMATION CIRCULAR IN RESPECT OF THE TRILLION MEETING.

Accompanying this Notice is the complete text of the Information Circular in respect of the Trillion Meeting (which includes the full text of the above resolution and detailed information relating to matters to be addressed at the Trillion Meeting) and a form of Proxy, and such Information Circular is incorporated by reference into this Notice. Shareholders unable to attend the Trillion Meeting in person should read the notes to the Proxy and complete and return the Proxy to Computershare Investor Services by mail or delivery to 1500 University Avenue, Suite 700, Montreal, Quebec H3A 3S8 or by facsimile to 1-(514)-982-7635. All proxies must be received no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Trillion Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.


If you are a non-registered holder of Trillion Shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed form of proxy appoints nominees of management as proxyholder and you may amend the proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Trillion Meeting.

DATED this 9th day of October, 2003.

PATRICK G. DOWNEY, President and Chief Executive Officer

================================================================================

Shareholders unable to attend the Trillion Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

                               TABLE OF CONTENTS

                                                                            PAGE

SUMMARY........................................................................I
GLOSSARY OF DEFINED TERMS...................................................VIII
GLOSSARY OF TECHNICAL TERMS....................................................X
GENERAL PROXY INFORMATION......................................................1
   Solicitation of Proxies.....................................................1
   Appointment of Proxyholder..................................................1
   Voting by Proxy.............................................................2
   Completion and Return of Proxy..............................................2
   Non-Registered Holders......................................................2
   Revocability of Proxy.......................................................3
   Record Date and Voting of Shares............................................3
   Principal Holders of Voting Securities......................................4
TRILLION ANNUAL GENERAL MEETING MATTERS........................................4
   Election of Directors.......................................................4
   Statement of Corporate Governance Practices.................................5
   Executive Compensation......................................................7
   Indebtedness of Directors, Executive Officers and Senior Officers...........8
   Interest of Certain Persons in Matters to be Acted Upon.....................9
   Interest of Insiders in Material Transactions and in Matters to be
      Acted Upon...............................................................9
   Appointment of Auditors.....................................................9
   Particulars of Other Matters to be Acted Upon..............................10
THE CONTINUANCE...............................................................10
THE ARRANGEMENT...............................................................14
   Approval of Arrangement Resolution.........................................14
   Principal Steps Of the Arrangement.........................................14
   Directors of ViceroyEx - Post-Arrangement..................................15
   Reasons for the Arrangement................................................16
   Recommendations of the Directors...........................................17
   Arrangement Risk Factors...................................................18
   Effects Of The Arrangement On Shareholders' Rights.........................18
   Conduct Of Meeting And Other Approvals.....................................18
   Fairness Opinion...........................................................20
   Procedure for Exchange of Trillion Shares..................................22
   Fees and Expenses..........................................................23
   Effective Date and Conditions Of Arrangement...............................23
   Trillion and ViceroyEx Convertible Securities..............................25
   Arrangement Agreement......................................................25
   Canadian Federal Income Tax Considerations.................................27
   United States Federal Income Tax Considerations............................30
   Securities Laws Considerations.............................................32
RIGHTS OF DISSENTING SHAREHOLDERS.............................................36
   The Continuance............................................................36
   The Arrangement............................................................37
CONSOLIDATED TRILLION RESOURCES LTD...........................................38
   Name and Incorporation.....................................................38
   Intercorporate Relationships...............................................38
   General Development of The Business - Three Year History...................38
   Significant Acquisitions And Dispositions..................................39
   Trends.....................................................................39
   Description of Business....................................................40
   Selected Consolidated Financial Information................................40
   Management Discussion and Analysis.........................................41
   Dividend Policy............................................................44
   Authorized and Issued Share Capital........................................44
   Consolidated Capitalization................................................44

   Options and Other Rights to Purchase Shares................................44
   Prior Sales................................................................45
   Market for Securities......................................................45
   Escrowed Securities........................................................45
   Principal Holders of Voting Securities.....................................46
   Directors and Officers.....................................................46
   Executive Compensation.....................................................48
   Risk Factors...............................................................49
   Promoter...................................................................51
   Legal Proceedings..........................................................51
   Interest of Management and Others in Material Transactions.................51
   Sponsorship Agreements.....................................................51
   Investor Relations Arrangements............................................51
   Auditors...................................................................51
   Registrar and Transfer Agent...............................................51
   Material Contracts.........................................................51
   Other Material Facts.......................................................52
VICEROY EXPLORATION LTD.......................................................53
   Name and Incorporation.....................................................53
   Intercorporate Relationships...............................................53
   General Development of the Business........................................53
   Significant Acquisitions and Dispositions..................................54
   Trends.....................................................................54
   Proprietary Protection.....................................................54
   Stated Business Objectives.................................................54
   ViceroyEx Property.........................................................54
   Available Funds............................................................59
   Principal Purposes.........................................................59
   Selected Consolidated Financial Information................................60
   Dividend Policy............................................................60
   Authorized and Issued Share Capital........................................60
   Consolidated Capitalization................................................61
   Options and Other Rights to Purchase Shares................................61
   Prior Sales................................................................61
   Performance Shares or Escrow Securities....................................62
   Resale Restrictions........................................................62
   Principal Holders of Voting Securities.....................................62
   Directors and Officers.....................................................62
   Executive Compensation.....................................................66
   Risk Factors...............................................................68
   Promoter...................................................................72
   Legal Proceedings..........................................................72
   Interest of Management and Others in Material Transactions.................72
   Sponsorship and Fiscal Agency Agreements...................................73
   Relationship Between ViceroyEx and Professional Persons....................73
   Auditors...................................................................73
   Registrar and Transfer Agent...............................................73
   Particulars of Material Contracts..........................................73
   Other Material Contracts...................................................74
VICEROYEX - POST-ARRANGEMENT..................................................75
   Name and Incorporation.....................................................75
   Intercorporate Relationships...............................................75
   Description of Business....................................................75
   Material Properties........................................................75
   Pro Forma Available Funds..................................................75
   Principal Purposes.........................................................75
   Pro Forma Financial Statements.............................................76
   Authorized and Issued Share Capital........................................76
   Consolidated Capitalization................................................76
   Options and Other Rights to Purchase Shares................................76
   Principal Holders of Voting Securities (Post Arrangement)..................76

   Escrowed Securities........................................................76
   Directors..................................................................77
   Proposed Executive Compensation............................................77
   Risk Factors...............................................................77
   Auditors...................................................................77
   Registrar and Transfer Agent...............................................77
   Material Contracts.........................................................77
   Other Material Facts.......................................................77
INFORMATION AND APPROVALS.....................................................78
CERTIFICATE OF CONSOLIDATED TRILLION RESOURCES LTD............................78
CERTIFICATE OF VICEROY EXPLORATION LTD........................................79

LIST OF SCHEDULES

SCHEDULE "A" TRILLION FINANCIAL STATEMENTS
SCHEDULE "B" VICEROYEX FINANCIAL STATEMENTS
SCHEDULE "C" PRO FORMA VICEROYEX CONSOLIDATED FINANCIAL STATEMENTS SCHEDULE "D" PLAN OF ARRANGEMENT
SCHEDULE "E" FAIRNESS OPINION OF FINISTERRE MINERAL ADVISORS
SCHEDULE "F" INTERIM ORDER
SCHEDULE "G" NOTICE OF APPLICATION FOR FINAL ORDER
SCHEDULE "H" PETITION
SCHEDULE "I" SECTION 184 OF THE BUSINESS CORPORATIONS ACT (ALBERTA) AND
             SECTION 207 OF THE COMPANY ACT (BRITISH COLUMBIA)
SCHEDULE "J" TEXT OF CONTINUANCE RESOLUTION AND ARRANGEMENT RESOLUTION

                                    SUMMARY

THE FOLLOWING IS A SUMMARY OF THE PRINCIPAL FEATURES OF THE ARRANGEMENT AND CERTAIN OTHER MATTERS AND SHOULD BE READ TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL DATA AND STATEMENTS CONTAINED ELSEWHERE IN THE INFORMATION CIRCULAR, INCLUDING THE SCHEDULES HERETO. CAPITALIZED TERMS USED IN THIS SUMMARY ARE DEFINED IN THE GLOSSARY OF TERMS OR ELSEWHERE IN THE INFORMATION CIRCULAR. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING OR REFERRED TO ELSEWHERE HEREIN.

THE MEETING

TIME, DATE, AND PLACE OF MEETING

The Trillion Meeting will be held on November 17, 2003 at 11:00 a.m. (Vancouver time) at the Aspen Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

THE RECORD DATE

The Trillion Record Date for determining the registered Shareholders for the Trillion Meeting is October 13, 2003.

PURPOSES OF THE MEETING

This Information Circular is furnished in connection with the solicitation of proxies by management of Trillion for use at the Trillion Meeting.

At the Trillion Meeting, Trillion Shareholders will be asked to consider the usual items of business to be dealt with at an annual general meeting including approval of financial statements, election of directors and appointment of auditors.

In addition, Trillion Shareholders will be asked to consider, and if thought fit, to pass:

      (a) a special resolution (the "CONTINUANCE RESOLUTION") approving the continuance (the "CONTINUANCE") of Trillion as a company under the Company Act (British Columbia) (the "COMPANY ACT"); and

      (b) if the special resolution to approve the Continuance Resolution is passed, a special resolution (the "ARRANGEMENT RESOLUTION") approving an Arrangement (the "ARRANGEMENT") under Section 252 of the Company Act involving Trillion, its securityholders, Oro Belle Resources Corporation ("ORO BELLE") and Viceroy Exploration Ltd. ("VICEROYEX"); and

      (c) an ordinary resolution authorizing the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.

See "Trillion Annual General Meeting Matters", "The Continuance" and "The Arrangement".

THE CONTINUANCE

Trillion is currently a corporation incorporated and subsisting under the Business Corporations Act (Alberta) (the "ALBERTA ACT"). In order to facilitate the Arrangement involving ViceroyEx and Oro Belle and carry out the other steps in the Arrangement described below, Trillion must continue and become a company under the Company Act (British Columbia). It is proposed that the Continuance will be effected during the Trillion Meeting following the passing of the Continuance Resolution. See "The Continuance".

                                     - II -


THE ARRANGEMENT

SUMMARY

The principal features of the Arrangement may be summarized as follows (and are qualified in their entirety by reference to the full text of the Arrangement Agreement):

On the date (the "EFFECTIVE DATE") (see "The Arrangement, Effective Date and Conditions of Arrangement") of the Arrangement:

      1. Oro Belle, (a wholly owned subsidiary of ViceroyEx which, through its wholly owned subsidiaries, holds the principal assets of ViceroyEx) and Trillion will amalgamate under the Company Act to form "Amalco" under the name "Oro Belle Resources Corporation";

      2. ViceroyEx will acquire the outstanding shares of Amalco by way of a share exchange and will issue common shares of ViceroyEx (the "VICEROYEX SHARES") to the Trillion Shareholders in exchange for their Trillion Shares;

      3. Each holder of common shares of Trillion ("TRILLION SHARES") (other than a holder who exercises dissent rights) will be entitled to 0.7 ViceroyEx Shares in exchange for every one Trillion Share;

      4. The property and assets of Trillion and Oro Belle will become the property and assets of Amalco and Amalco will be liable for the liabilities and obligations of Trillion and Oro Belle; and

      5. Options, warrants and other convertible securities of Trillion will be exchanged for options, warrants and other convertible securities of ViceroyEx on the same exchange ratio and with corresponding change to the exercise prices based on the share exchange ratio set out in paragraph 3 above.

Amalco will become a wholly-owned subsidiary of ViceroyEx.

See "The Arrangement" in the Information Circular. The full particulars of the Arrangement are contained in the Plan of Arrangement, a copy of which is attached as Schedule "D" and incorporated by reference in this Information Circular.

THE COMPANIES

Trillion was incorporated under the Alberta Act on July 24, 1987. Its articles were amended on January 10, 1994 and January 15, 1999 wherein the Company completed a stock consolidation and changed its name from "Trillion Resources Ltd." to "Consolidated Trillion Resources Ltd.". Trillion is a publicly traded mineral exploration company on the National Association of Securities Dealers Over the Counter Bulletin Board ("NASD:OTCBB"). Prior to July 1, 2003, Trillion had been exploring mineral and diamond prospective properties in Zimbabwe and Namibia. As a result of the Arrangement, Trillion will be amalgamated with Oro Belle to form Amalco and Amalco will be a wholly-owned subsidiary of ViceroyEx.

ViceroyEx is a mineral exploration company incorporated under the the Company Act on March 31, 2003 and application has been made to list the ViceroyEx Shares on the TSX Venture Exchange (the "TSX VENTURE"). ViceroyEx is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories. ViceroyEx's head office, principal business address and registered and records office are located at 900-570 Granville Street, Vancouver, British Columbia V6C 3P1. See "Viceroy Exploration Ltd." and "ViceroyEx - Post-Arrangement" in the Information Circular.

Oro Belle is a private company amalgamated under the Company Act on December 14, 1995, and is a wholly owned subsidiary of ViceroyEx. Oro Belle holds, through its wholly-owned subsidiaries,

                                     - III -


ViceroyEx's Argentine mineral exploration properties. As a result of the Arrangement, Oro Belle will be amalgamated with Trillion to form Amalco and Amalco will be a wholly owned subsidiary of ViceroyEx.

TRILLION SUMMARY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of Trillion attached as Schedule "A" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share data.

                                        YEARS ENDED OR AS AT JUNE 30
                                     ----------------------------------
                                        2003         2002         2001
                                      -------      -------      -------
Total Revenues                         $1,498         $964         $734
                                      -------      -------      -------
Net Income (loss) from operations:
     -   In total                        (503)        (369)       2,851
     -   Per Share                      (0.06)       (0.04)        0.32
     -   Fully diluted per share        (0.06)       (0.04)        0.32
                                      -------      -------      -------
Total Assets                            2,465        3,212        3,526
                                      =======      =======      =======
Total long term liabilities               Nil          Nil          Nil
                                      =======      =======      =======

VICEROYEX SUMMARY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information from inception to fiscal year ended June 30, 2003 and should be considered in conjunction with the more complete information contained in the consolidated financial statements of ViceroyEx attached as Schedule "B" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars.


                                                FROM INCEPTION TO YEAR ENDED
                                                      JUNE 30, 2003(1)
                                                ----------------------------
Total Revenues                                            $  Nil
Net Income (loss) from operations:                           (10)
Total Assets                                               6,572
Total long term liabilities                                  Nil


(1)  ViceroyEx was incorporated March 31, 2003.

                                     - IV -


VICEROYEX PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information for ViceroyEx, assuming completion of the Arrangement as of June 30, 2003, and should be considered in conjunction with the more complete information contained in the pro forma financial statements of ViceroyEx attached as Schedule "C" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars.

                                                                      $
                                                                   ------
Current Working Capital                                             4,833
Investments                                                           484
Mineral Properties                                                  6,016
Total Assets                                                       11,540
Total Liabilities and Shareholders Equity                          11,540


REASONS FOR THE ARRANGEMENT

Trillion and ViceroyEx believe that the Arrangement is in the best interests of their respective Shareholders for numerous reasons, including the fact that the Arrangement will result in a public trading company whose common shares will be listed on the TSX Venture, with a strong balance sheet, property of merit and experienced directors. For further information on the reasons for the Arrangement, see "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Recommendations of the Directors" in the Information Circular.

BUSINESS OBJECTIVES

Pursuant to the Arrangement, Trillion will be acquired by ViceroyEx through the amalgamation of Trillion and Oro Belle. Amalco will hold the assets of Trillion and Oro Belle and will be a wholly owned subsidiary of ViceroyEx upon completion of the Arrangement. ViceroyEx expects to have approximately $5,000,000 in available funds (including funds held by Trillion) upon the completion of the Arrangement and closing of the ViceroyEx Additional Financing (as hereinafter defined), to use for exploration and development of its properties and to pay for the costs of the Arrangement. See "ViceroyEx - Post-Arrangement - Use of Available Funds" and "ViceroyEx - Post - Arrangement - Principal Purposes".

FAIRNESS OPINION

Finisterre Mineral Advisors ("FINISTERRE") has provided advice and its opinion to the board of directors of Trillion in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the holders of the Trillion Shares. BASED UPON ON THE INFORMATION AND PROCEDURES AND SUBJECT TO THE LIMITATIONS DESCRIBED IN ITS OPINION, FINISTERRE HAS CONCLUDED THAT THE TERMS OF THE ARRANGEMENT ARE FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF THE TRILLION SHARES. See "The Arrangement - Fairness Opinion" in the Information Circular.

RECOMMENDATIONS OF THE DIRECTORS

The board of directors of Trillion based on the conclusions of the Fairness Opinion determined that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the Shareholders of Trillion, and in the best interests of Trillion.

THE BOARD OF DIRECTORS OF TRILLION RECOMMENDS THAT ITS SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION. See "The Arrangement - Recommendations of the Directors".

                                     - V -


CONDITIONS TO THE ARRANGEMENT

The Arrangement is subject to a number of specified conditions, including the completion of the Continuance, the approval or acceptance of the Arrangement by the requisite majority of the Shareholders of Trillion, the TSX Venture and the Supreme Court of British Columbia (the "COURT"). The Arrangement Agreement also provides that it may be terminated in certain circumstances by the boards of directors of the companies before the Effective Date notwithstanding approval of the Arrangement by the Shareholders of Trillion and the Court. See "The Arrangement - Conditions to the Arrangement Becoming Effective".

STOCK EXCHANGE APPROVALS

ViceroyEx has applied to list the ViceroyEx Shares on the TSX Venture. It is a condition of closing that the ViceroyEx Shares (including the ViceroyEx Shares to be issued to the Trillion Shareholders) shall be listed, or conditionally accepted for listing, on the TSX Venture and that the TSX Venture shall have accepted the Arrangement. See "The Arrangement - Conduct of Meeting and Other Approvals - Regulatory Approvals" in the Information Circular.

COURT APPROVAL OF THE ARRANGEMENT

The transactions contemplated in the Plan of Arrangement will be carried out with the intention that all shares issued on completion of the Arrangement to the United States Shareholders of Trillion will be issued by ViceroyEx on reliance of the exemption from the registration requirements of the Securities Act of 1933 (the "1933 ACT") provided by Section 3(a)(10) of the 1933 Act (the "SECTION 3(a)(10) EXEMPTION"). In order to endure the availability of the
Section 3(a)(10) Exemption, the Arrangement will be subject to approval of the Court. See "The Arrangement - Conduct of Meeting and Other Approvals" in the Information Circular.

EXEMPTION ORDER

Application has been made to the Commission des valeurs mobilieres du Quebec (the "QSC") for an order under Section 50 of the Securities Act (Quebec) granting relief from the prospectus requirement otherwise applicable to the distribution of ViceroyEx Shares to Quebec-resident holders of securities of Trillion pursuant to the Arrangement and relief from the resale requirements otherwise applicable in respect of such securities. See "The Arrangement - Securities Laws Considerations - Canadian Securities Laws - Quebec" in the Information Circular.

EXCHANGE OF CERTIFICATES AND FRACTIONAL SHARES

On or about the Effective Date, a letter of transmittal containing instructions with respect to the deposits of certificates for Trillion Shares with Computershare Investor Services (the "DEPOSITARY") at its principal office in Montreal, Quebec will be forwarded to the former holders of Trillion Shares for use in exchanging their certificates for certificates representing ViceroyEx Shares promptly after the Effective Date. Upon return of a properly completed letter of transmittal, together with certificates representing Trillion Shares, certificates for the appropriate number of ViceroyEx Shares will be distributed without charge.

No fractional shares will be issued and no cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded-up to the next whole number.

CANCELLATION OF RIGHTS AFTER SIX YEARS

If a former Trillion Shareholder fails to deliver and surrender to the Depositary the former certificates representing Trillion Shares together with a duly executed and completed letter of transmittal and other required documents, the certificates representing the ViceroyEx Shares, to which the Shareholder would

                                     - VI -


otherwise have been entitled, will be held by the Depositary for a maximum of six (6) years from the Effective Date.

UPON THE EXPIRY OF SIX (6) YEARS FROM THE EFFECTIVE DATE, EACH SUCH FORMER CERTIFICATE REPRESENTING TRILLION SHARES SHALL CEASE TO REPRESENT A RIGHT OR CLAIM OF ANY KIND OR NATURE AND THE RIGHT OF SUCH FORMER HOLDER OF TRILLION SHARES TO RECEIVE CERTIFICATES REPRESENTING VICEROYEX SHARES, AND THE VICEROYEX SHARES ISSUED TO SUCH FORMER TRILLION SHAREHOLDERS, SHALL BE DEEMED TO BE SURRENDERED TO VICEROYEX TOGETHER WITH ALL DIVIDENDS OR DISTRIBUTIONS THEREON DECLARED OR HELD FOR SUCH HOLDER.

RIGHTS OF DISSENT

Shareholders of Trillion have the right to dissent to the proposed Continuance and proposed Arrangement and to be paid the fair value of their shares upon strict compliance with the provisions of applicable law. See "The Arrangement - Rights of Dissenting Shareholders".

INCOME TAX CONSIDERATIONS

HOLDERS OF TRILLION SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICABLE CANADIAN OR UNITED STATES FEDERAL, PROVINCIAL, STATE AND LOCAL TAX CONSEQUENCES OF THE ARRANGEMENT. For Canadian federal income tax purposes, a Trillion Shareholder whose Trillion Shares represent "capital property" generally will not realize a capital gain or capital loss on the transfer of such Shares for ViceroyEx Shares under the Arrangement.

A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement is included under "The Arrangement - Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

The Arrangement will be treated as a taxable exchange for U.S. income tax purposes and may or not result in taxable gain or income to United States Shareholders of Trillion. Accordingly, United States Shareholders of Trillion should consult their own tax advisors about the United States federal, state and local tax consequences of the Arrangement.

SECURITIES LAWS INFORMATION FOR CANADIAN SHAREHOLDERS

The issuance of the ViceroyEx Shares pursuant to the Arrangement will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation (except Quebec - see above). The ViceroyEx Shares may be resold in each of the provinces and territories of Canada, including Quebec subject to receipt of the exemption order referred to below, without significant restriction, provided the issuer has been a reporting issuer in at least one jurisdiction for more than 12 months, the holder is not a 'control person' as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

An application has been made to the QSC, as previously described under "Exemption Order", for a decision under Section 50 of the Securities Act (Quebec) exempting the issuance of ViceroyEx Shares from prospectus and resale requirements. If such decision is granted by the QSC, Quebec Shareholders are expected to have no restrictions upon the resale of the ViceroyEx Shares.

RESALES OF ANY VICEROYEX SHARES ACQUIRED IN CONNECTION WITH THE ARRANGEMENT MAY BE REQUIRED TO BE MADE THROUGH PROPERLY REGISTERED SECURITIES DEALERS. EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S PROFESSIONAL ADVISERS TO DETERMINE THE CONDITIONS AND RESTRICTIONS APPLICABLE TO TRADES IN THE SAID SHARES.

See "The Arrangement - Securities Laws Considerations - Canadian Securities Laws" in the Information Circular.

                                     - VII -


SECURITIES LAWS INFORMATION FOR UNITED STATES SHAREHOLDERS

The ViceroyEx Shares to be issued to Trillion Shareholders pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act and will be distributed in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the ViceroyEx Shares issued pursuant to the Arrangement is an "affiliate" of Trillion before the Arrangement or an "affiliate" of ViceroyEx after the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer. See "The Arrangement - Securities Laws Considerations - U.S. Securities Laws".

The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of Trillion and ViceroyEx and the pro forma statements of ViceroyEx included in this Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that their officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Arrangement and such persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OR PROVINCE OF CANADA PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

RISK FACTORS

AN INVESTMENT IN NATURAL RESOURCE ISSUERS INVOLVES A SIGNIFICANT DEGREE OF RISK. The ViceroyEx securities to be issued to the Trillion Shareholders pursuant to the Arrangement are speculative and subject to a number of risk factors. Holders of Trillion Shares should review carefully the risk factors set forth under "The Arrangement - Risk Factors", "Consolidated Trillion Resources Ltd. - Risk Factors", "Viceroy Exploration Ltd. - Risk Factors" and "ViceroyEx - Post Arrangement - Risk Factors".

FORWARD LOOKING STATEMENTS

Statements contained in this Information Circular that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

                                    - VIII -

                            GLOSSARY OF DEFINED TERMS

IN THIS INFORMATION CIRCULAR, THE FOLLOWING CAPITALIZED WORDS AND TERMS SHALL HAVE THE FOLLOWING MEANINGS:

ARRANGEMENT                   The Arrangement involving Trillion, the Trillion
                              Shareholders, Oro Belle and ViceroyEx to be completed pursuant to the provisions of Section
                              252 of the Company Act on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement
                              Resolution.

ARRANGEMENT AGREEMENT         The Arrangement Agreement dated as of July 12,
                              2003 among Trillion, Oro Belle and ViceroyEx.

ARRANGEMENT RESOLUTION        The Special Resolution approving the Arrangement
                              to be voted on, with or without variation, by Trillion Shareholders at the Trillion Meeting, the full text of which is attached as Schedule "J" to this Information Circular.

BCSC                          British Columbia Securities Commission.

BREAK FEE                     The amount payable pursuant to the Arrangement
                              Agreement by a party who terminates the
                              Arrangement Agreement to accept an unsolicited
                              Superior Proposal to the other party, being $100,000 to ViceroyEx and $150,000 to Trillion.

BUSINESS CORPORATIONS ACT     The Business Corporations Act (Alberta).
OR THE ALBERTA ACT

CEO                           Chief Executive Officer.

CFO                           Chief Financial Officer.

COMPANY ACT                   The Company Act (British Columbia), as amended.

COMPUTERSHARE                 Computershare Investor Services, 1500 University
                              Avenue, Suite 700, Montreal, Quebec H3A 3S8.

COURT                         The Supreme Court of British Columbia.

DISSENT RIGHTS                The rights of a Trillion Shareholder to dissent
                              to: (i) the Continuance Resolution and receive fair value for all Trillion Shares held, as more particularly described under the heading "Rights of Dissenting Shareholders" and in Section 184 of the Business Corporations Act (Alberta); and (ii) the Trillion Arrangement Resolution and receive fair value for all Trillion Shares held, as more particularly described under the heading "Rights of Dissenting Shareholders" and in Section 207 of the Company Act.

EFFECTIVE DATE                The date on which the Final Order and such other
                              documents as are required by the Registrar are accepted for filing under the Company Act.

EXCHANGE ACT                  The United States Securities Exchange Act of 1934,
                              as amended.

EXEMPTION ORDER               The decision to be obtained from the QSC under
                              Section 50 of the Securities Act (Quebec) with respect to the distribution of the ViceroyEx
                              Shares under the Arrangement and the resale restrictions relating thereto.

FINAL ORDER                   The final order to be made by the Court approving
                              the Arrangement.

FINISTERRE OR THE             Finisterre Mineral Advisors, the financial advisor
FINANCIAL ADVISOR             in respect of Trillion.

GAAP Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

INFORMATION CIRCULAR          This Information Circular to be sent to the
                              Trillion Shareholders in connection with the Trillion Meeting.

INTERIM ORDER                 The interim order of the Court dated October 9,
                              2003 pursuant to Section 252 of the Company Act, providing for, among other things, the calling of the Meeting.

MASA Minas Argentinas S.A., an indirect wholly-owned Argentine subsidiary of ViceroyEx.

PLAN OF ARRANGEMENT           The plan of arrangement of Trillion attached as
                              Schedule "D" hereto, and any amendment thereto agreed to by the directors of Trillion.

                                     - IX -


QSC Quebec Securities Commission (Commission des valeurs mobilieres du Quebec).

REGISTERED HOLDER             A shareholder of record of Trillion Shares.

REGISTRAR                     The British Columbia Registrar of Companies
                              appointed under Section 320 of the Company Act.

SECURITIES ACTS               The Securities Acts or the equivalent securities
                              legislation of each of the provinces of Canada and the Northwest Territories, as amended.

SECURITIES LEGISLATION        The Securities Acts and the equivalent securities
                              legislation of the territories of Canada, and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX Venture.

SHAREHOLDER                   A shareholder under the Alberta Act and includes a
                              member under the Company Act.

SPECIAL RESOLUTION            A resolution required to be approved by not less
                              than three quarters (3/4) in the case of the Company Act, and two-thirds (2/3) in the case of the Alberta Act, of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Meeting for which the appropriate notice has been given.

SUPERIOR PROPOSAL             An unsolicited bona fide proposal regarding any
                              merger, amalgamation, arrangement, take-over bid, sale of substantial assets, sale of treasury shares or similar transaction involving one of ViceroyEx and Trillion or any of its subsidiaries if its board of directors:

                              (a) receives a written opinion of its financial advisor that such unsolicited bona fide proposal would be, if consummated, superior to the Arrangement to the Shareholders of the relevant Company from a financial point of view; and

                              (b)   determines, in good faith, that such
                                    unsolicited bona fide proposal would, if consummated in accordance with its terms, result in a transaction of greater value to its Shareholders than the Arrangement.

TERMINATION DATE              December 20, 2003, unless extended by agreement of
                              the parties to the Arrangement Agreement.

TRILLION OR THE "COMPANY"     Consolidated Trillion Resources Ltd., a
                              corporation existing under the Alberta Act.

TRILLION MEETING OR MEETING   The special and annual general meeting of Trillion
                              Shareholders to be held at 11:00 a.m. (Vancouver time) on November 17, 2003 for the purpose of voting on the Trillion Continuance Resolution and Arrangement Resolution and any adjournment or postponement thereof.

TRILLION OPTIONS              Existing options granted by Trillion for the
                              purchase of up to 830,000 Trillion Shares at an exercise price of $0.27 per share with expiry dates of February 12, 2005, February 27, 2006 and
                              September 11, 2008.

TRILLION RECORD DATE          October 13, 2003, being the date for determining
                              Trillion Shareholders entitled to receive notice of and vote at the Trillion Meeting.

TRILLION SECURITYHOLDERS      At the relevant time, holders of Trillion Shares
                              and Trillion Options.

TRILLION SHAREHOLDERS         At the relevant time, the holders of Trillion
                              Shares.

TRILLION SHARES               Voting common shares in the capital of Trillion,
                              presently existing and existing up to the completion of the Arrangement.

TSX VENTURE                   TSX Venture Exchange.

U.S. SECURITIES ACT           The United States Securities Act of 1933, as
                              amended.

VICEROYEX                     Viceroy Exploration Ltd., a company existing under
                              the Company Act.

VICEROYEX SHARES              Voting common shares in the capital of ViceroyEx.

                                     - X -

                           GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining terms used in this Circular:

AG                            Silver.

AU                            Gold.

BRECCIA A fragmental rock, the components of which are angular, and therefore, it is distinguished from a conglomerate in that its components are not waterworn. There are friction or fault breccias, talus breccias and eruptive breccias.

CM                            Centimetre.

CONGLOMERATE                  A coarse-grained clastic sedimentary rock,
                              composed of rounded to sub angular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay.

CU                            Copper.

CUTOFF GRADE                  The lowest grade of mineralized material that
                              qualifies as ore in a given deposit; rock of the lowest assay included in an ore estimate.

DEPOSIT A mineral deposit is a term used to designate a natural occurrence of useful mineral, in sufficient extent and degree of concentration to invite exploitation.

G/T                           Grams per metric tonne.

GUALCAMAYO PROJECT            A gold project currently owned by MASA and located
                              in San Juan state, Argentina.

INDICATED MINERAL RESOURCE    That part of a Mineral Resource for which
                              quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

INFERRED MINERAL RESOURCE     That part of a mineral resource for which quantity
                              and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

KM                            Kilometre.

M                             Metre.

MINERALIZATION                The processes taking place in the earth's crust
                              resulting in the formation of valuable minerals or ore bodies.

MM                            Millimetre.

NATIONAL INSTRUMENT 43-101    Standards of disclosure for mineral projects
                              issued by the Canadian Securities Administrators.

ORE A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

PPB AND PPM                   Parts per billion and parts per million
                              respectively.

SKARN The term is generally reserved for rocks composed nearly entirely of lime bearing silicates and derived from nearly pure limestones and dolomites in which large amounts of silicon, aluminum, iron and magnesium has been introduced.

TONNE                         Metric tonne or 2,204.6 pounds.

                      CONSOLIDATED TRILLION RESOURCES LTD.
                      SUITE 1116 - 925 WEST GEORGIA STREET
                             VANCOUVER, B.C. V6C 3L2

                              INFORMATION CIRCULAR

       (As at October 9, 2003 and in Canadian dollars except as indicated)

                            GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF TRILLION FOR USE AT THE MEETING AND ANY ADJOURNMENTS THEREOF.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of Trillion or by agents retained for that purpose. The Company may reimburse Trillion Shareholders, nominees or agents for any costs incurred in obtaining from their principals proper authorization to execute proxies. Trillion may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for expenses incurred in sending proxies and proxy materials to the beneficial owners thereof to obtain their proxies. All costs of all solicitations on behalf of management of Trillion will be borne by Trillion.

At the Meeting, Trillion Shareholders will be asked to consider the usual items of business to be dealt with at an annual general meeting, including approval of financial statements, election of directors and appointment of auditors. In addition, Trillion Shareholders will be asked to pass the Continuance Resolution approving the Continuance of Trillion as a company under the Company Act as described herein under "The Continuance".

If the Continuance Resolution is approved, Trillion Shareholders will be asked to pass the Arrangement Resolution approving a statutory arrangement under the Company Act pursuant to the Arrangement Agreement among Trillion, Oro Belle and ViceroyEx as described herein under "The Arrangement".

Unless indicated otherwise, all amounts are expressed in Canadian dollars.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy for the Company will constitute the persons named in the enclosed form of proxy as the Shareholder's proxyholder. The persons whose names are printed in the enclosed forms of proxy for the Meeting are directors or officers of Trillion (the "MANAGEMENT PROXYHOLDERS").

A TRILLION SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE MANAGEMENT PROXYHOLDERS, TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE MANAGEMENT PROXYHOLDERS AND BY INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED OR BY EXECUTING A PROXY IN A FORM SIMILAR TO THE ENCLOSED FORM. A PROXYHOLDER NEED NOT BE A SHAREHOLDER OF TRILLION.

VOTING BY PROXY

Trillion Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Trillion Shareholders on any ballot that may be called for.

IF NO CHOICE IS SPECIFIED AND ONE OF THE MANAGEMENT PROXYHOLDERS IS APPOINTED BY A TRILLION SHAREHOLDER AS PROXYHOLDER, SUCH PERSON WILL VOTE IN FAVOUR OF THE MATTERS PROPOSED AT THE MEETING AND FOR ALL OTHER MATTERS PROPOSED BY MANAGEMENT AT THE MEETING.

THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON NAMED THEREIN AS PROXYHOLDER WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT OF TRILLION KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Intermediary (see "NON-REGISTERED SHAREHOLDERS" below) acting on behalf, of a Trillion Shareholder, or by the Trillion Shareholder or his/her attorney authorized in writing. In case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of proxy must be deposited at the office of Trillion's registrar and transfer agent, Computershare Investor Services at 1500 University Avenue, Suite 700, Montreal, Quebec H3A 3S8 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Holders or duly appointed Proxyholders are permitted to vote at the Meeting. Most Shareholders of Trillion are "Non-Registered" Members because the Trillion Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Trillion Shares. More particularly, a person is a Non-Registered Member in respect of his or her Trillion Shares where such shares are held either (a) in the name of the Intermediary that the Non-Registered Member deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) with which the intermediary deals. In accordance with the requirements of National Policy 54-101 (Communication with Beneficial Owners of Securities of Reporting Issuers) published by the Canadian Securities Administrators, Trillion has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "MEETING MATERIALS") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Members.

Intermediaries are required to forward the Meeting Materials to Non-Registered Members unless a Non-Registered Member has waived the right to receive them. Generally, Non-Registered Members who have not waived the right to receive Meeting Materials will either:

      (a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Member but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Member when submitting the proxy. In this case, the Non-Registered Member who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Investor Services as provided above; or

      (b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Member and returned to the Intermediary or its service company, will constitute voting instructions (often called a "PROXY AUTHORIZATION FORM") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Member must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Members to direct the voting of the Trillion Shares, which they beneficially own. Should a Non-Registered Member who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Member should strike out the names of the Management Proxyholders and insert the Non-Registered Members name in the blank space provided. In either case, Non-Registered Members should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by his attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Trillion, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. ONLY REGISTERED TRILLION SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED MEMBERS WHO WISH TO CHANGE THEIR VOTE MUST, AT LEAST 7 DAYS BEFORE THE MEETING, ARRANGE FOR THEIR RESPECTIVE INTERMEDIARIES TO REVOKE THE PROXY ON THEIR BEHALF.

RECORD DATE AND VOTING OF SHARES

Pursuant to the Alberta Act, Trillion has set October 13, 2003 as the record date for the Meeting. Only Trillion Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholder of record transfers his Trillion Shares and the transferee, upon producing properly endorsed certificates evidencing such common shares or otherwise establishing that he owns such Trillion Shares, requests not later than ten days prior to the date of the Meeting that the transferee's name be included in the list of Trillion Shareholders entitled to vote, in which case, such transferee shall be entitled to vote such Trillion Shares at the Meeting.

Trillion is authorized to issue an unlimited number of non-voting Preferred Shares, issuable in series, and an unlimited number of common shares without par value, of which no Preferred Shares and 8,899,512 common shares are issued and outstanding as of the close of business on October 9, 2003. Each issued and outstanding common share of Trillion confers upon its holder the right to one vote.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and the officers of Trillion, at the date hereof, no person holds, directly or indirectly, or has control or direction over more than ten (10%) per cent of the outstanding common shares of Trillion except as follows:


NAME AND MUNICIPALITY OF    DESIGNATION     TYPE OF     NUMBER AND (PERCENTAGE)
RESIDENCE(1)                  OF CLASS     OWNERSHIP      OF TRILLION SHARES
------------------------    -----------    ---------    -----------------------
RONALD K. NETOLITZKY           Common       Direct            960,589
Victoria, B.C.                                                 (10.8%)


(1) Information in this table is based on information provided to Trillion by those named.

                     TRILLION ANNUAL GENERAL MEETING MATTERS

IF THE ARRANGEMENT CLOSES, TRILLION WILL BE AMALGAMATED WITH ORO BELLE TO FORM AMALCO AND AMALCO WILL BE A WHOLLY-OWNED SUBSIDIARY OF VICEROYEX. SEE "VICEROYEX
- POST-ARRANGEMENT" FOR INFORMATION ABOUT THE DIRECTORS OF VICEROYEX, POST-ARRANGEMENT.

ELECTION OF DIRECTORS

The Board consisted of four members during the last fiscal year. At the Meeting, or at any adjournment thereof, the four persons named herein will be nominated for election as directors of Trillion. Except where authority to vote in favour of the election of directors is withheld, the nominees named in the accompanying form of proxy will vote the common shares represented by such proxy in favour of the election of the four persons named hereunder. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy have the right to vote for another nominee in their discretion, unless otherwise instructed in the proxy. Each director elected shall hold office until the next annual meeting or until a successor is elected or appointed, unless his office is earlier vacated in accordance with the by-laws of Trillion.

The following table and the notes thereto state the names of the persons proposed to be nominated for election as directors of Trillion, all other positions and offices with Trillion now held by them, their principal occupations during the last five years and the number of common shares beneficially owned or controlled by them as of October 9, 2003.

                                    SHARES
NAME AND MUNICIPALITY            BENEFICIALLY
OF RESIDENCE                       OWNED OR        DIRECTOR   PRESENT OCCUPATION AND POSITIONS HELD DURING THE LAST
OFFICE                            CONTROLLED        SINCE                           FIVE YEARS
----------------------------    -------------     ---------   -------------------------------------------------------
PATRICK G. DOWNEY(3)                666,756          1998     President and CEO of Trillion, Consulting Mining
North Vancouver, B.C.                                         Engineer,  Partner of Rescan Engineering Services Ltd.
Director, President and CEO                                   (a mining engineering firm); President and Director
                                                              of Oliver Gold Corporation,  November 1997 to February
                                                              2002; Director of Canico Resource Corporation,
                                                              February 2002 to February 2003.

RONALD K. NETOLITZKY(1)(2)(3)       960,589          1987     Geologist since 1965; President and Director of
Victoria, B.C.                                                Keewatin Consultants Inc. (geological consulting
Chairman of the Board                                         firm); Chairman, Viceroy Resource Corporation (now
                                                              Quest Capital Corp.), October 1996 to November
                                                              2002; President and CEO, Viceroy Resource Corporation
                                                              (now Quest Capital Corp.), December 31, 2001 to June
                                                              30, 2003; Former President and CEO of Trillion and
                                                              Director of several resources companies.

ERIC CUNNINGHAM(1)(2)               71,200           2002     Mining Consultant
Toronto, Ontario
Director

HENRY GIEGERICH(1)(2)               43,916           1993     Mining Engineer Consultant and Corporate Director;
Vancouver, B.C.                                               Director of Solomon Resources Ltd., Oliver Gold
Director                                                      Corporation until 1999 and Viceroy Resource
                                                              Corporation (now Quest Capital Corp.) from 1996 to
                                                              2001, current director MCK Mining Ltd., current
                                                              director Starfield Resources Inc.

(1)   Denotes a member of the Audit Committee.

(2)   Denotes a member of the Corporate Governance Committee.

(3)   Denotes a member of Compensation Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

BOARD OF DIRECTORS

During the 2003 reporting period the board of directors of Trillion (the "BOARD") was comprised of two related and two unrelated members. Mr. Netolitzky remains a related director due to his previous position as President and CEO.

The role of the directors is to oversee the conduct of Trillion's business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of Trillion, transactions of moderate value and of relative importance to Trillion are addressed by the directors. The directors discharge five specific responsibilities as part of their overall "stewardship responsibility." These are:

o Strategic planning process: Trillion's strategic plan is prepared by and elaborated on directly by the directors with the assistance of management;

o Managing risk: The directors directly oversee most aspects of the business of Trillion and thus, do not require specific systems or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of Trillion;

o Appointing, training and monitoring senior management: No system of selection, training and assessment of management has been currently established, as it would be too costly. However the directors closely monitor management's performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

o Communication policy: It is and has always been the directors' policy to communicate effectively with the Shareholders of Trillion and the public generally through statutory filings and mailings, as well as press releases. Trillion Shareholders are also given an opportunity to make comments or suggestions at Shareholders meetings. These comments and suggestions are considered by the directors.

o Ensuring the integrity of Trillion's internal control and management information systems: Given the involvement of the directors in operations, the current size of Trillion and the reports from and meetings with management, the directors believe that they effectively track and monitor the implementation of approved strategies.

COMMITTEES OF THE BOARD

The Board is comprised of four directors, of which two can be defined as "unrelated director" or "director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Trillion, other than interests and relationships arising from Shareholdings' and do not have interests in or relationships with Trillion".

The Board has established three standing committees, the Audit Committee, the Compensation Committee and the Corporate Governance Committee; however in light of the Corporation's size and resources, it was determined that setting up other committees would be overly expensive at this time.

Trillion does not provide a formal orientation and education programme for new directors. However, new directors are given an opportunity to familiarize themselves with Trillion by touring the facilities and meeting other directors as well as members of management. Trillion does provide directors with documents from third parties relating to the responsibilities of directors.

The Board's Performance and Directors' Compensation and Indemnification

Without convening a special meeting for the specific purpose, the directors periodically undertake an assessment exercise addressing the effectiveness of the directors with input from management. The remuneration of the directors is disclosed in the management proxy circulars which are sent to Shareholders prior to Shareholder meetings.

The Board's Relations with Management

In light of the recent appointment of Mr. Eric Cunningham, the directors still recognize that with the Board's present size and composition it still does not meet the guidelines of the majority of directors being unrelated, but at this time it is impractical to implement such policies. The Board further recognizes that Mr. Netolitzky remains a related director as a result of his former position of President and CEO.

The Board remains sensitive to corporate governance issues and seeks to set up the necessary structures to ensure an effective discharge of the Board's responsibilities without creating additional overhead costs. The directors remain committed to ensuring the long term viability and profitability of Trillion, as well as the well-being of its employees and of the communities in which it operates.

EXECUTIVE COMPENSATION

The following table summarizes information with respect to annual and long term compensation for the financial years ended June 30, 2003, 2002, and 2001 for the individuals who were, as at June 30, 2003, the chief executive officer and the other executive officers of Trillion (the "NAMED EXECUTIVE OFFICERS"). No bonuses were paid. All amounts expressed below are in Canadian dollars:

SUMMARY COMPENSATION TABLE

                                                                   LONG TERM COMPENSATION
NAME AND PRINCIPAL      FISCAL PERIOD     ANNUAL COMPENSATION        COMMON SHARES UNDER
POSITION               ENDING JUNE 30            SALARY                OPTIONS GRANTED
------------------     --------------     -------------------      ----------------------
Patrick G. Downey           2003              $134,000(1)                  150,000
President & CEO             2002              $ 54,050(1)                  150,000
                            2001              $ 54,000(1)                  150,000


(1) These amounts were paid to private corporations, majority owned by the named individual.

LONG TERM INCENTIVE PLANS

(i) Trillion has no plans other than as set out herein pursuant to which cash or non-cash compensation was distributed to executive officers during the most recently completed financial year. Trillion's Compensation Committee is responsible for succession planning, matters of compensation to executive officers and the review of options granted under Trillion's stock option plans.

(ii) On November 9, 1995 Trillion adopted a formalized stock option plan (the "PLAN") and Shareholder approval was received on December 14, 1995. On October 1996, the Plan was revised and approved by Shareholders on November 28, 1996. On August 15, 1997, Trillion created an additional plan (hereinafter both of which are referred to as the "PLANS") which was approved by Shareholders on December 15, 1997. Following Trillion's recent stock consolidation, the Plans have been amalgamated into one plan, dated for reference November 22, 1999 (the "NEW STOCK OPTION PLAN"). The Plans were implemented for the granting of incentive stock options to executive officers, employees and directors.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Options were granted during the year as follows:

NAME              NUMBER OF SHARES     EXERCISE PRICE        EXPIRY DATE
-------------     ----------------     --------------     -----------------
P. Downey              150,000              0.27          February 26, 2006
R. Netolitzky          105,000              0.27          February 26, 2006
E. Cunningham           15,000              0.27          February 26, 2006
H. Giegerich            90,000              0.27          February 26, 2006
T. Gieselman            75,000              0.27          February 26, 2006
S. Champlin             20,000              0.27          February 26, 2006


The following table summarizes information with respect to all exercises of stock options during the financial year ended June 30, 2003 by each of the Named Executive Officers and the financial year-end value of unexercised stock options on an aggregated basis. The total of all unexercised stock options as at June 30, 2003 is 530,000 in aggregate.

AGGREGATED OPTIONS EXERCISED IN THE LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                                                        UNEXERCISED OPTIONS AT        VALUE OF UNEXERCISED
                     COMMON SHARES                        FINANCIAL YEAR END        IN-THE-MONEY OPTIONS AT
                      ACQUIRED ON     AGGREGATE VALUE             (#)                FINANCIAL YEAR END(1)
                        EXERCISE         REALIZED            EXERCISABLE/                     ($)
NAME                      (#)               ($)              UNEXERCISABLE         EXERCISABLE/ UNEXERCISABLE
-----------------    -------------    ---------------   ----------------------     ----------------------------
Patrick G. Downey         Nil               Nil              150,000/Nil                  Nil/Nil(1)
President & CEO


(1) Trillion's Shares were suspended from trading on The Toronto Stock Exchange effective August 31, 2000. Trillion's Shares continue to trade on the NASD:OTCBB.

COMPENSATION ON TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

At June 30, 2003 an employment contract with respect to the President and CEO remains in place and provides for one year's current salary in the case of termination without cause.

DIRECTORS' COMPENSATION

No directors' fees or other compensation or benefits are paid to directors of Trillion in that capacity.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of Trillion, nor proposed nominee for election as a director of Trillion or any associate of any such director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of Trillion has been indebted to Trillion.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of Trillion, any person who has held such a position since the beginning of the last completed financial year of Trillion, any proposed director of ViceroyEx on completion of the Arrangement nor any associate or affiliate of the foregoing persons, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as follows:

Ronald K. Netolitzky, a current director of Trillion and ViceroyEx currently holds Trillion Shares, ViceroyEx Shares, Trillion Options, ViceroyEx Options and ViceroyEx Warrants as follows:

                                                                                     NO. OF VICEROYEX
                                                       NO. OF         NO. OF       SHARES, OPTIONS AND
NAME AND POSITION WITH       NO. OF       NO. OF      TRILLION       VICEROYEX      WARRANTS TO BE HELD
TRILLION AND/OR             TRILLION    VICEROYEX    OPTIONS AND    OPTIONS AND          FOLLOWING
VICEROYEX                    SHARES       SHARES      WARRANTS       WARRANTS        ARRANGEMENT (1)
------------------------    --------    ---------    -----------    -----------    --------------------
RONALD K. NETOLITZKY        960,589      467,214       105,000        300,000        1,139,626 Shares
Chairman and Director        Shares      Shares        Options        Options          373,500 Options
of Trillion, Director of                                               55,000           55,000 Warrants
ViceroyEx                                                            Warrants


(1)   Including closing of the ViceroyEx Additional Financing.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND IN MATTERS TO BE ACTED UPON

The following describes any material interest of any insider of Trillion and any proposed nominee for election as a director of Trillion, their associates and affiliates, in any transaction since the commencement of Trillion's last financial year.

1. Patrick G. Downey, President, Chief Executive Officer and a director of Trillion, provided through his private corporation, Patrick Downey & Associates of Vancouver, British Columbia, management services to Trillion and received fees of $134,000 for the year ended June 30, 2003.

2. Ronald K. Netolitzky, Chairman, of Trillion provided through his private corporation, Keewatin Consultants Inc., of Vancouver, British Columbia, consulting services to Trillion and received fees of $24,000 for the year ended June 30, 2003.

APPOINTMENT OF AUDITORS

The Management of Trillion proposes that Shareholders approve the re-appointment of Ernst & Young, Chartered Accountants, as auditors of Trillion for the current financial year, and authorize the directors to fix their remuneration.

AT THE MEETING, OR ANY ADJOURNMENT THEREOF, ERNST & YOUNG, CHARTERED ACCOUNTANTS WILL BE PROPOSED FOR REAPPOINTMENT AS AUDITORS OF TRILLION FOR THE FISCAL YEAR ENDING JUNE 30, 2004, AND, UNLESS AUTHORITY TO VOTE IN RESPECT THEREOF IS WITHHELD, THE NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE IN FAVOUR OF SUCH APPOINTMENT AND IN FAVOUR OF AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

STOCK OPTIONS

Trillion may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the TSX Venture, Shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the Shareholders at the Meeting, excluding insiders and their associates (the "DISINTERESTED SHAREHOLDERS"). Therefore, the Disinterested Shareholders at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders (including amendments previously made), subject to all necessary regulatory approvals. If the approval of the Disinterested Shareholders is not obtained, Trillion may not be able to obtain necessary regulatory approval to the amendments to option grants.

For the purposes hereof, an "insider" is a director or senior officer of Trillion, a director or senior officer of a company that is itself an insider or subsidiary of Trillion, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of Trillion extends to securities carrying more than 10% of the voting rights attached to all Trillion's outstanding voting securities.

                                 THE CONTINUANCE

INTRODUCTION

Trillion is incorporated under the Alberta Act. The Trillion Board proposes to continue Trillion out of Alberta and into British Columbia to permit Trillion to participate in the Arrangement.

In the event the Continuance is approved by the Trillion Shareholders, Trillion will adjourn the Meeting, (for an estimated approximately one-half hour) to permit it to apply to the Director of Corporations under the Alberta Act to discontinue Trillion from the Province of Alberta and to apply to the Registrar of Companies under the Company Act for an instrument of continuance continuing Trillion as if it had been incorporated under the Company Act, to enable Trillion to complete the Continuance prior to reconvening the Meeting. The Trillion Continuance Resolution also provides for approval of the adoption of a British Columbia form of Memorandum and Articles to replace Trillion's current charter documents and alters Trillion's authorized capital as described under "Change in Authorized Capital" below.

Upon the Continuance, the Alberta Act will cease to apply to Trillion and Trillion will thereupon become subject to the Company Act, as if it had been originally incorporated as a British Columbia company. The Meeting will then resume to deal with the Arrangement Resolution.

The Alberta Act currently governs the corporate affairs of Trillion and restricts the jurisdictions into which a corporation may continue. The Registrar of Corporations under the Alberta Act is prepared to allow a continuance out of Alberta into British Columbia upon being provided with proof of continuation into British Columbia and being satisfied that certain rights, obligations, liabilities and responsibilities of Trillion remain unaffected as a result of the continuance.

The Company Act provides for companies incorporated in foreign jurisdictions to be continued into British Columbia and allows for companies so continued to continue out to a foreign jurisdiction. A corporation being continued into British Columbia will be subject to the requirements of the Company Act and all other laws of British Columbia that govern "companies" as referred to under the Company Act. The registration of the continuance does not create a new legal entity, nor does it prejudice or affect the continuity of Trillion.

The Continuance of Trillion into British Columbia will affect certain rights of the Shareholders as they currently exist under the Alberta Act. The following is a summary of some of the corporate law changes that will occur. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding implications of the Continuance, which may be of particular importance to them.

CONTINUANCE - CORPORATE GOVERNANCE DIFFERENCES

ALBERTA AND BRITISH COLUMBIA COMPARISONS

In general terms, while the corporate laws of British Columbia and the laws of Alberta can be seen as having many characteristics in common, there are important differences concerning the qualifications of directors, location of Shareholder meetings and certain Shareholder remedies. THERE IS ALSO A DIFFERENCE IN THE DEFINITION OF "SPECIAL RESOLUTION". SPECIAL RESOLUTIONS UNDER THE ALBERTA ACT REQUIRE A 2/3 MAJORITY VOTE OF THE SHAREHOLDERS OF A CORPORATION. UNDER THE COMPANY ACT, A SPECIAL RESOLUTION REQUIRES A 3/4 MAJORITY VOTE OF THE MEMBERS OF A COMPANY. CERTAIN OF THE MORE IMPORTANT DIFFERENCES BETWEEN THE TWO JURISDICTIONS ARE HEREAFTER DISCUSSED IN FURTHER DETAIL.

Sale of Corporation's Undertaking

The Alberta Act requires approval by special resolution passed by not less than 2/3 of the votes cast by the holders of shares of each class or series of a corporation present in person or by proxy at a duly called meeting upon a sale, lease or exchange of all or substantially all of the property of Trillion.

Under the Company Act the directors of a company may dispose of all or substantially all of the business or undertaking of the company only with approval by a special resolution passed by not less than 3/4 of the votes cast by the members voting in person or by proxy at a general meeting.

Amendments to the Charter Documents of Trillion

Under the Alberta Act, substantive changes to the corporate structure or charter of a corporation, such as an alteration of the restrictions of the business carried on by Trillion, an amalgamation, a change in the name of Trillion, an increase or reduction of authorized capital or a change in the jurisdiction of incorporation require a special resolution passed by not less than 2/3 of the votes cast by the Shareholders voting on the resolution. Where the rights of holders of a class of shares are affected differently to those of holders of other classes of shares by such an alteration, a special resolution passed by not less than 2/3 of the votes cast by the holders of shares of each class so affected is required.

Under the Company Act, such changes require a special resolution passed by not less than 3/4 of the votes cast by Shareholders voting in person or by proxy at a general meeting of Trillion. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares, a proposed amalgamation or continuation of a company out of the jurisdiction require a resolution passed by not less than 3/4 of the votes cast by holders of shares of each class entitled to vote at a general meeting of Trillion. In the case of an alteration of special rights and restrictions attached to issued shares, the holders of all classes of shares adversely affected are entitled to vote.

Under the Company Act, the holders of not less than 10% of the voting shares of Trillion who voted against a special resolution or the holders of not less than 10% of a class of shares affected by a change in the special rights and restrictions attached to a class of shares affected by a special resolution may apply to the court to have the special resolutions approving the alteration set aside.

Rights of Dissent and Appraisal

The Alberta Act provides that Shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require Trillion to purchase the shares held by such Shareholders at the fair value of such shares. This dissent right is applicable where Trillion proposes to a) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; b) amend its articles to add, change or remove any restrictions on business or businesses that the corporation may carry on; c) enter into certain statutory amalgamations; d) continue out of the jurisdiction; or e) sell, lease or exchange all or substantially all of its property.

The Company Act provides a similar dissent remedy, although the procedure for exercising this remedy differs from that set forth in the Alberta Act and some of the circumstances where the right to dissent arise are different.

Oppression Remedies

Under the Alberta Act, a Shareholder, former Shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission effects a result, or the business or affairs are or have been carried on or conducted in a manner, or the powers of the directors are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any securityholder, creditor, director or officer.

The Company Act provides for an oppression remedy to a somewhat narrower class of complainant. Under the Company Act a Shareholder of a corporation has the right to apply to the court on the grounds that Trillion is acting or proposes to act in a way that is prejudicial to the Shareholder. In response to such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by Trillion.

Shareholder Derivative Actions

Under the Alberta Act, a Shareholder, director, officer, or former Shareholders, directors and officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to the court may bring a derivative action. The court will only allow such an application where it is satisfied that the directors, having been given appropriate notice, will not take action on behalf of Trillion or its affiliate, the complainant is acting in good faith, and it appears in the best interests of Trillion or affiliate that such action be taken.

The Alberta Act permits derivative actions to be commenced in the name of and on behalf of a corporation or any of its subsidiaries, or a complainant may intervene in an action to which any such corporate body is a party, for the purpose of prosecuting, defending or discontinuing an action on behalf of the body corporate.

Under the Company Act, a member or director of a corporation may, with judicial leave, bring an action in the name of and on behalf of Trillion to enforce an obligation owed to Trillion that could be enforced by Trillion itself or to seek damages for any breach of such an obligation.

Requisition of Meetings

Both the Alberta Act and the Company Act provide that one or more Shareholders of a corporation holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting.

Form of Proxy and Information Circular

Both the Alberta Act and the Company Act require a reporting company to provide a notice of general meeting and a form of proxy to every Shareholder entitled to vote at such meeting together with an information circular containing prescribed information regarding the matters to be dealt with at the general meeting.

Place of Meetings

The Alberta Act provides that meetings of Shareholders may be held outside of Alberta provided Trillion's articles so provide. The Company Act requires all meetings of members to be held in British Columbia unless the consent of the Registrar of Companies is otherwise obtained.

Directors

The Alberta Act does not require a majority of the directors of a corporation be resident Canadians. The Alberta Act requires a reporting company must have a minimum of three directors, two of whom are not officers or employees of the corporation or its affiliates.

The Company Act provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

RIGHTS OF DISSENT IN RESPECT OF THE CONTINUANCE

A Shareholder of Trillion is entitled to dissent and be paid the fair value of his Trillion Shares if such Shareholder objects to the Continuance Resolution and the Continuance becomes effective. A Shareholder may dissent only with respect to all of Trillion Shares held by such Shareholder on behalf of any one beneficial owner and registered in the Shareholder's name. Accordingly, a Shareholder is not entitled to dissent with respect to any of his Trillion Shares in the event of the approval of the Continuance Resolution and the subsequent continuance of Trillion, if that Shareholder has voted any such shares beneficially owned by him in favour of the Continuance Resolution. See "Rights of Dissenting Shareholders - The Continuance".

CHANGE IN AUTHORIZED CAPITAL

Currently Trillion's authorized capital consists of an unlimited number of common shares, of which 8,899,512 are issued. The Company Act requires a British Columbia company to have a fixed number of authorized shares. To comply with the Company Act, management of Trillion is also asking the Trillion Shareholders to approve, as part of the Trillion Continuance Resolution, a change in the authorized capital of Trillion from an unlimited number of common shares to 100,000,000 common shares without nominal or par value.

CHANGE IN CONSTATING DOCUMENTS

As an Alberta corporation, Trillion's charter documents consist of Articles of Incorporation and Bylaws and any amendments thereto to date. On completion of the Continuance, Trillion will cease to be governed by the Alberta Act and will thereafter be deemed to have been formed under the Company Act. As part of the Continuance Resolution, Trillion Shareholders will be asked to approve the adoption of a Memorandum and Articles which comply with the requirements of the Company Act, copies of which are available for review by Trillion Shareholders in the manner provided for reviewing material contracts of Trillion. There are some material differences in shareholder rights under the Company Act and the

Alberta Act and under the charter documents proposed to be adopted by Trillion upon the Trillion Continuance under the Company Act.

THE CONTINUANCE RESOLUTION

Based on the foregoing discussion, Trillion's management believes that it is in the best interest of Trillion and its Shareholders to transfer its jurisdiction of incorporation to British Columbia.

Accordingly, Shareholders will be asked at the Meeting to consider and if thought fit, approve the Continuance Resolution, the text of which is set out in Schedule "J".

                                 THE ARRANGEMENT

APPROVAL OF ARRANGEMENT RESOLUTION

At the Trillion Meeting, Trillion Shareholders will be asked to approve the Arrangement Resolution, the text of which is set out in Schedule "J". For the details of the Arrangement, see below.

PRINCIPAL STEPS OF THE ARRANGEMENT

Prior to the Arrangement, Trillion shall have continued its jurisdiction of incorporation from the Province of Alberta to the Province of British Columbia and shall have adopted new forms of Memorandum and Articles.

On the Effective Date (see "Effective Date and Conditions of Arrangement") of the Arrangement:

1. Oro Belle (a wholly owned subsidiary of ViceroyEx which, through its wholly owned subsidiaries, holds the principal assets of ViceroyEx) and Trillion will amalgamate under the Company Act to form "Amalco" under the name "Oro Belle Resources Corporation";

2. ViceroyEx will acquire the outstanding shares of Amalco by way of a share exchange and will issue ViceroyEx Shares to Trillion Shareholders in exchange for their Trillion Shares;

3. Each holder of Trillion Shares (other than a holder who exercises dissent rights) will be entitled to 0.7 ViceroyEx Shares in exchange for every one Trillion Share;

4. The property and assets of Trillion and Oro Belle will become the property and assets of Amalco and Amalco will be liable for the liabilities and obligations of Trillion and Oro Belle; and

5. Options, warrants and other convertible securities of Trillion will be exchanged for options, warrants and other convertible securities of ViceroyEx on the same exchange ratio and with corresponding changes to the exercise prices based on the share exchange ratio set out in paragraphs 3 above.

Amalco will become a wholly-owned subsidiary of ViceroyEx.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. A copy of the Plan of Arrangement is attached as Schedule "D" and incorporated by reference in this Information Circular.

DIRECTORS OF VICEROYEX - POST-ARRANGEMENT

The Companies have agreed under the Arrangement Agreement that on the Effective Date the composition of the board of directors of ViceroyEx will be changed. The number of directors will be six (6) and the board of directors of ViceroyEx will be comprised of Ronald Netolitzky, Patrick G. Downey, Eric Cunningham, Robert V. Matthews, W. David Black and Michael Halvorson. The new directors will take office after the closing of the Arrangement. The following table and notes thereto sets forth the names of each person who are anticipated to be a director, the municipality in which he or she is ordinarily resident, positions to be held by him, his principal occupation, and the number of ViceroyEx Shares beneficially to be held by him following the completion of the Arrangement.

                                                                                                    NO. OF VICEROYEX
NAME AND                                                                                             SHARES TO BE
MUNICIPALITY OF RESIDENCE             PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS                   HELD(1)
 -------------------------            ----------------------------------------------------------  -----------------
RONALD K. NETOLITZKY(3)               Geologist since 1965; President and Director of Keewatin         1,139,626
Victoria, BC                          Consultants Inc. (geological  consulting firm); Chairman,
                                      Viceroy Resource Corporation (now Quest Capital Corp.),
                                      October 1996 to November 2002; President and CEO, Viceroy
                                      Resource Corporation (now Quest Capital Corp.),
                                      December 31, 2001 to June 30, 2003; Former President and
                                      CEO of Trillion and Director of several resource companies.

PATRICK G. DOWNEY(2)                  President and CEO of Trillion, Consulting Mining                  546,729
North Vancouver, B.C.                 Engineer,  Partner of Rescan Engineering  Services Ltd. (a
                                      mining engineering firm); President and Director of Oliver
                                      Gold Corporation, November 1997 to February 2002; Director
                                      of Canico Resource Corporation, February 2002 to
                                      February 2003.

ERIC CUNNINGHAM(2)                    Mining Consultant.                                                106,200
Toronto, Ontario

ROBERT V. MATTHEWS(4)                 President, Sheppards Building Materials Inc.                  104,000 Direct
North Vancouver, B.C.

W. DAVID BLACK(4)                     Partner, DuMoulin Black, Barristers & Solicitors.              74,715 Direct
Vancouver, B.C.                                                                                    88,005 Indirectly

MICHAEL H. HALVORSON(4)               Self-employed financial consultant; President, Halcorp         Free: 252,865
Edmonton, Alberta                     Capital Ltd. since 1980.                                          Direct
                                                                                                   181,141 Indirect
                                                                                                     Escrowed: Nil
                                                                                                       Pooled: Nil
                                                                                                   Options: 100,000
                                                                                                   Warrants: 80,000

(1) No. of ViceroyEx Shares to be held after completion of the Arrangement, based on the number of Trillion Shares and ViceroyEx Shares held as of October 9, 2003 together with additional ViceroyEx Shares to be acquired under the ViceroyEx Additional Financing (as hereinafter defined).

(2)   Present director of Trillion.

(3)   Present director of Trillion/ViceroyEx.

(4)   Present director of ViceroyEx.

BACKGROUNDS OF MANAGEMENT AND DIRECTORS

The biographies of senior management and directors of ViceroyEx on completion of the Arrangement are set out below. See also "Consolidated Trillion Resources Ltd. - Directors and Officers" and "Viceroy Exploration Ltd. - Directors and Officers".

Ronald K. Netolitzky was Chairman of Viceroy Resource Corporation ("VICEROY") (now Quest Capital Corp. ("QUEST") from October 1996 to November 2002 and was President & Chief Executive Officer of Viceroy (now Quest) from December 31, 2001 to June 30, 2003. He is President of Keewatin Consultants Inc., a consulting firm from April 1988 to present. He is a consulting geologist.

Patrick G. Downey is currently the President, Chief Executive Officer and director of Trillion. Mr. Downey was formerly a partner of Rescan Engineering Services Ltd. (a mining engineering firm) and President and Director of Oliver Gold Corporation. Mr. Downey was also a director of Canico Resource Corp. Mr. Downey is a Professional Engineer.

Eric Cunningham is a Mining Consultant and currently a director of Trillion.

Mr. Robert V. Matthews is currently President of Sheppards Building Materials Inc. Mr. Matthews was previously a director of Viceroy (now Quest). Mr. Matthews was Manager/Controller for MacMillan Bloedel from 1974 to 1993. Mr. Matthews has been a director for several joint venture companies and other associations. Mr. Matthews is a Chartered Accountant.

W. David Black has been a partner in the law firm DuMoulin Black since 1968 and acts as a director of several public companies, which trade on the TSX and the TSX Venture.

Michael H. Halvorson is president of Halcorp Capital Ltd., a private investment company, and a director of several natural resource companies. He was a stock broker from 1967 to 1974, and marketed syndicated real estate from 1974 to 1979. In 1980 he formed Halcorp Capital Ltd., an Alberta-based broker dealer which specialized in financings for natural resource companies until 1992. Since 1993 Halcorp Capital Ltd. has acted as a financial consultant to natural resource companies. Mr. Halvorson has served as a director of several natural resource companies since 1993.

REASONS FOR THE ARRANGEMENT

Pursuant to a Letter Agreement dated July 2, 2003 among ViceroyEx, Oro Belle and Trillion, ViceroyEx agreed to acquire all the issued and outstanding shares of Trillion by the issuance of 0.7 ViceroyEx Share for each one Trillion Share. ViceroyEx is a company that emerged from a recent reorganization of the assets of Viceroy (now Quest). This reorganization (the "QUEST ARRANGEMENT") involved a number of companies including ViceroyEx and included share exchanges amongst the companies and asset transfers. Under the Quest Arrangement, ViceroyEx, a British Columbia company, acquired, in exchange for the issue of ViceroyEx Shares, all of the issued shares of Oro Belle which holds certain mineral properties located in Argentina (the "PROPERTIES") through its wholly owned subsidiaries.

The business combination between Trillion and ViceroyEx pursuant to the Arrangement Agreement was negotiated by Trillion and ViceroyEx on the basis that the Shareholders of Trillion and ViceroyEx would benefit from combining the interests of Trillion and ViceroyEx for the purposes of exploring and developing the Gualcamayo Project held indirectly through ViceroyEx's wholly owned subsidiary, Oro Belle, and for various other reasons and considerations set forth under "Recommendations of the Directors".

In determining the number of ViceroyEx Shares to be issued in exchange for the Trillion Shares, a special committee of the board of directors of Trillion retained Finisterre to provide a fairness opinion in respect of the Arrangement based upon a consideration of relevant factors including the market value, financial and other assets, liabilities, contingent liabilities and risks as applicable to each of Trillion and ViceroyEx. The Fairness Opinion (as hereinafter defined) has been prepared for, and reviewed by, the special committee and board of Trillion.

The board of directors of Trillion has considered all information provided, including the advantages and disadvantages of the Arrangement Agreement and the transactions contemplated thereunder discussed below under "The Arrangement - Recommendation of the Directors". See also "The Arrangement - Fairness Opinion" and the financial statements attached to this Information Circular. The directors and officers of Trillion have each indicated that they, subject to the conditions of closing, intend to vote their respective shareholdings in favour of the Arrangement.

RECOMMENDATIONS OF THE DIRECTORS

THE BOARD OF DIRECTORS OF TRILLION HAS REVIEWED THE TERMS AND CONDITIONS OF THE ARRANGEMENT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREUNDER AND HAS RECEIVED THE FAIRNESS OPINION PROVIDED BY FINISTERRE, AND HAS CONCLUDED THAT SUCH TRANSACTIONS ARE FAIR AND REASONABLE TO ITS SHAREHOLDERS, AND IN THE BEST INTERESTS OF TRILLION AND RECOMMENDS THAT ITS SHAREHOLDERS VOTE IN FAVOUR OF THE CONTINUANCE RESOLUTION AND THE ARRANGEMENT RESOLUTION AND ANY OTHER RELATED RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS AS SET OUT IN THE NOTICE OF MEETING. EACH OF THE DIRECTORS HAS INDICATED HIS INTENTION TO VOTE HIS TRILLION SHARES IN FAVOUR OF THE CONTINUANCE RESOLUTION AND THE ARRANGEMENT RESOLUTION.

In arriving at its conclusion, the board of directors of Trillion considered, among other matters:

      (a) information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Trillion and ViceroyEx including information in respect of Trillion and ViceroyEx on a pro forma consolidated basis;

      (b)   information provided by ViceroyEx with respect to its properties;

      (c) the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered;

      (d)   the tax treatment of Trillion Shareholders under the Arrangement;

      (e) the availability of rights of dissent to Trillion Shareholders with respect to the Arrangement;

      (f)   the management groups and technical teams of Trillion and ViceroyEx;

      (g)   the fairness opinion from Finisterre;

      (h) the recommendation of a special committee of the board of directors of Trillion comprised of Eric Cunningham and Henry Giegerich;

      (i) after the Arrangement ViceroyEx will have a significant asset base, and greater combined capitalization and liquidity;

      (j) through greater size and diversity, more exposure to potential investment opportunities;

      (k) a strong balance sheet with uncommitted cash of approximately $5,000,000; and

      (l)   enhanced share trading liquidity.

The board of directors of Trillion also identified disadvantages associated with the Arrangement Agreement and the transactions contemplated thereunder, including the fact that the Trillion Shareholders after the Arrangement will be subject to:

      (a)   dilution of their interest in Trillion;

      (b) the risk factors applicable to ViceroyEx. See "Arrangement Risk Factors", "Viceroy Exploration Ltd. - Risk Factors" and "ViceroyEx
            - Post-Arrangement - Risk Factors"; and

      (c) in addition, there may be adverse tax consequences to certain holders of securities of Trillion. See "The Arrangement - Canadian Federal Income Tax Considerations".

ARRANGEMENT RISK FACTORS

The ViceroyEx securities to be issued to Shareholders of Trillion pursuant to the Arrangement are speculative and subject to a number of risk factors. The Arrangement should result in a financially strengthened company with significant mineral projects. Shareholders of Trillion should review carefully the risk factors set forth under "Consolidated Trillion Resources Ltd. - Risk Factors", "Viceroy Exploration Ltd. - Risk Factors" and "ViceroyEx - Post-Arrangement - Risk Factors".

EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS' RIGHTS

As a result of the Continuance and Arrangement, all Trillion Shareholders, will become ViceroyEx Shareholders. As a result, Trillion Shareholders will be shareholders in a British Columbia company governed by the Company Act and by ViceroyEx's constating documents, unless they exercise Dissent Rights in connection with the Arrangement.

CONDUCT OF MEETING AND OTHER APPROVALS

SHAREHOLDER AND COURT APPROVAL OF THE ARRANGEMENT

In order for the Arrangement to be effected, the Company Act requires the Arrangement Agreement to be approved by special resolution (the "ARRANGEMENT RESOLUTION") passed by the Shareholders of Trillion. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Schedule "J". The Arrangement Resolution must be approved by a majority of at least 75% of the votes of those Shareholders who are present and vote either in person or by proxy at the Meeting.

The Arrangement, under the Company Act, requires the approval of the Court.

On October 9, 2003, prior to mailing of the material in respect of the Trillion Meeting, Trillion obtained an Interim Order providing for the calling and holding of the Trillion Meeting and other procedural matters and issued a Notice of Application for the final order (the "FINAL ORDER") to approve the Arrangement. Attached to this Information Circular are copies of the Interim Order as Schedule "F"; the Notice of Application for the Final Order as Schedule "G" and the Petition as Schedule "H".

The Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m., Vancouver time, on November 25, 2003, following the Trillion Meeting or as soon thereafter as counsel for Trillion may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Continuance Resolution and the Arrangement Resolution at the Trillion Meeting. TRILLION SHAREHOLDERS WHO WISH TO PARTICIPATE IN OR BE REPRESENTED AT THE COURT HEARING SHOULD CONSULT WITH THEIR LEGAL ADVISORS AS TO THE NECESSARY REQUIREMENTS.

At the Court hearing, Shareholders and creditors of Trillion who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Company Act, Trillion has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court has been informed that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, ViceroyEx Shares to be distributed pursuant to the Arrangement as described below under "Securities Laws Information for United States Shareholders". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of shares contemplated by the Arrangement are fair to those Shareholders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Trillion Shareholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon Trillion at the address set out below, on or before 12:00 p.m., Vancouver time, on November 18, 2003, a notice of his, her or its intention to appear ("APPEARANCE NOTICE"), including his, her or its address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to Trillion:

                  c/o 1880 - 1066 West Hastings Street
                  Vancouver, B.C. V6E 3X1
                  Attention: Mr. Stephen Holmes
                  Fax:       (604) 688-0426

REGULATORY APPROVALS

If the Continuance Resolution and Arrangement Resolution are approved by the requisite majority of Shareholders of Trillion, final regulatory approval of the Court and the Registrar of Companies must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.

The Trillion Shares currently trade on the OTCBB. Application has been made to list the ViceroyEx Shares on the TSX Venture. Listing or conditional listing on the TSX Venture is a condition precedent to the Arrangement. Trillion is a reporting issuer in Alberta, British Columbia, Manitoba, Quebec and Ontario. ViceroyEx is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories.

An application has been made to the QSC for a decision under Section 50 of the Securities Act (Quebec) exempting the issuance of ViceroyEx Shares from prospectus and resale requirements. See "Canadian Securities Laws" herein.

SHAREHOLDERS OF TRILLION SHOULD BE AWARE THAT THE FOREGOING APPROVALS HAVE NOT YET BEEN GIVEN BY THE REGULATORY AUTHORITIES REFERRED TO ABOVE. TRILLION CANNOT PROVIDE ANY ASSURANCES THAT SUCH APPROVALS WILL BE OBTAINED.

FAIRNESS OPINION

GENERAL

Although the terms of the Arrangement were negotiated at arm's length, the special committee of Trillion engaged a financial advisor, Robert McKnight, P.Eng, MBA ("MCKNIGHT") conducting business as Finisterre Mineral Advisors ("FINISTERRE") and both the words Finisterre and McKnight herein refer to (the "FINANCIAL ADVISOR"), to provide the board of directors of Trillion with an appropriate independent basis to evaluate the fairness of the terms of the Arrangement.

The Financial Advisor is not an insider, associate or affiliate of Trillion or ViceroyEx. The Financial Advisor has not acted as advisor to Trillion or its respective affiliates in connection with the Arrangement and has not prepared previous evaluations of Trillion or ViceroyEx.

A summary of the opinion (the "FAIRNESS OPINION") prepared by the Financial Advisor is provided below. The summary is qualified in its entirety by the full text of the Fairness Opinion. The analysis conducted by the Financial Advisor, as described in the Fairness Opinion, must be considered as a whole. To focus on specific portions of the analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Fairness Opinion. Shareholders of Trillion are urged to read the Fairness Opinion which is attached hereto as Schedule "E", including an appendix to the Fairness Opinion completed subsequent to the ViceroyEx Additional Financing.

SUMMARY

Pursuant to a Letter Agreement dated July 2, 2003 between ViceroyEx, Oro Belle and Trillion, ViceroyEx agreed to acquire all the issued and outstanding shares of Trillion by the issuance of 0.7 ViceroyEx Shares per one Trillion Share. ViceroyEx is a company that emerged from a recent reorganization (the Quest Arrangement) of the assets of Viceroy Resource Corporation (now Quest Capital Corporation). Under the Quest Arrangement, ViceroyEx, a British Columbia company, acquired, in exchange for the issue of ViceroyEx Shares, all of the issued shares of Oro Belle, which, through its wholly owned subsidiaries, holds certain mineral properties located in Argentina (the "PROPERTIES").

SCOPE OF REVIEW

In preparing the Fairness Opinion, the Financial Advisor was given access to key personnel of Trillion and ViceroyEx, and also reviewed and considered a number of reports and information for both companies in the analysis including:

      (a) Regulatory disclosures: such as Annual Reports, Annual Information Forms, quarterly unaudited financial statements, press releases and filings;

      (b)   Key shareholders of both companies;

      (c)   Share trading price and volume information for Trillion;

      (d)   The Arrangement Agreement among ViceroyEx, Oro Belle and Trillion;

      (e)   Verbal information provided by Trillion and ViceroyEx;

      (f) Technical Report on the Gualcamayo Property, prepared for Viceroy Resource Corporation in accordance with National Instrument 43-101 "Standards of Disclosure for Mineral projects";

      (g) R. Glanville's valuation of the ViceroyEx mineral properties dated January 2003; and

      (h) Such other information as the author deemed relevant and material to its Report.

APPROACH TO FAIRNESS

Since under the proposed Transaction, Trillion Shareholders will exchange their Trillion Shares and receive ViceroyEx Shares, it is of obvious importance that a value be ascertained for the ViceroyEx Shares to be received. Trillion Shareholders have good evidence of the value of their shares by checking the daily traded share price, which averaged C$0.261 per share over the period of the Fairness Opinion Review (on a trade-weighted basis). The same cannot be said for ViceroyEx Shares, since they are not currently listed on an exchange.

Trillion Shareholders are being asked to exchange each of their shares with 0.70 of a ViceroyEx Share which, ignoring any other considerations, must therefore be worth at least C$0.372 ($0.261/0.70) for the exchange to be attractive. In establishing a value for ViceroyEx Shares however, there is no easy reference to a market-based share price since ViceroyEx Shares have never been publicly traded. A valuation of ViceroyEx Shares then must therefore look to methods that establish a range of market values for the individual assets of that company. These assets include both cash and mineral property components.

MINERAL PROPERTY VALUATION METHODS

Determining fairness in a transaction normally entails assessing the value of both companies, using as many techniques as are applicable, in order to check them against each other and to determine the most reasonable values. Examples of these methods are:

      o Income or cashflow-based valuation methods, such as Discounted Cash Flow ("DCF");

      o     Comparable property purchase transactions;

      o     Property purchase price plus invested capital;

      o     Share price ratios for traded companies;

      o     Reserve/resource ounce or production capacity multipliers.

All these methods could be considered depending on the circumstances. Mineral properties with reserves as defined by the CIM Standards On Mineral Resources And Reserves, would require the completion of a Feasibility Study. If this were the case, a DCF approach might be suggested for such properties, added to by the value of other, lesser properties, augmented by addition or subtraction of financial assets and liabilities. The comparable transaction approach is considered less reliable for projects because each project is relatively unique in terms of location, commodity and other factors. Likewise the resource/reserve/capacity multiplier is also considered less reliable but could be used to check values against other methods.

The stock market capitalization approach has some validity, although it relies on perfect information to both groups of shareholders and on similar levels of liquidity and shareholder behaviour. This approach involves analyzing the market capitalization (adjusted for working capital, debt and non-relevant assets and expressing the result in terms of adjusted market capitalization ("AMC") per ounce of gold resources. This AMC per ounce can then be used to estimate the value of gold resources for similar projects.

CONCLUSION AS TO FAIRNESS

Based on the information, observations, assumptions and limitations and analyses and other relevant factors regarding the ViceroyEx Share value, the Financial Advisor is of the opinion that the value of ViceroyEx Shares, including mineral properties and cash, is between $0.40 and $0.47 per share. On the basis of receiving 0.70 of a ViceroyEx Share, Trillion ("TLN") Shareholders can expect to receive a premium over their current share price (averaging between US$0.188 and US$0.20/share) of between 0% and 25% (see chart below). On this basis, the Transaction offers a potential benefit to Trillion Shareholders.

Subsequent to the original review by Finisterre, ViceroyEx arranged to raise funds of $2.1 million by issuing shares at a price of $0.50 per share. These funds will be held in escrow pending a listing on the TSX Venture. Therefore, this puts a value on ViceroyEx which is within the parameters of the valuation and further reinforces the opinion of Finisterre that the transaction is fair to the Shareholders of Trillion.



[CHART - DEPICTING PREMIUM TO TLN SHAREHOLDERS UNDER TRANSACTION]



PROCEDURE FOR EXCHANGE OF TRILLION SHARES

On or about the Effective Date, a letter of transmittal containing instructions with respect to the deposit of certificates for Trillion Shares with Computershare at its offices in Montreal will be forwarded to the former holders of Trillion Shares for use in exchanging their Trillion certificates for certificates representing ViceroyEx Shares. Upon return of a properly completed letter of transmittal, together with certificates representing Trillion Shares, certificates for the appropriate number of ViceroyEx Shares will be distributed without charge.

1.    PROCEDURE FOR EXCHANGE FOR TRILLION SHAREHOLDERS

      (a) As soon as practicable after the Effective Date, the Depositary will forward, to each registered holder of Trillion Shares, a letter of transmittal and instructions for obtaining delivery of certificates representing ViceroyEx Shares.

      (b) In order to receive share certificates pursuant to the Arrangement, former Shareholders of Trillion must deliver to the Depositary WITHIN SIX (6) YEARS OF THE EFFECTIVE DATE (i) their certificates representing Trillion Shares; (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

Certificates for the ViceroyEx Shares issued to a former Trillion Shareholder who provides the appropriate documentation described above, shall be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depositary of the required documents.

2.    CANCELLATION OF RIGHTS AFTER SIX YEARS

If a former Trillion Shareholder fails to deliver and surrender to the Depositary the former certificates for Trillion Shares together with a duly executed and completed letter of transmittal and other required documents, the certificates representing the ViceroyEx Shares, to which the Shareholder would otherwise have been entitled will be held by the Depositary for a maximum of six
(6) years from the Effective Date.

UPON THE EXPIRY OF SIX (6) YEARS FROM THE EFFECTIVE DATE, EACH SUCH FORMER CERTIFICATE REPRESENTING TRILLION SHARES SHALL CEASE TO REPRESENT A RIGHT OR CLAIM OF ANY KIND OR NATURE AND THE RIGHT OF SUCH FORMER HOLDER OF TRILLION SHARES TO RECEIVE CERTIFICATES REPRESENTING VICEROYEX SHARES, AND THE VICEROYEX SHARES ISSUED TO SUCH FORMER TRILLION SHAREHOLDERS SHALL BE DEEMED TO BE SURRENDERED TO VICEROYEX TOGETHER WITH ALL DIVIDENDS OR DISTRIBUTIONS THEREON DECLARED OR HELD FOR SUCH HOLDER.

3.    FRACTIONAL SHARES

No fractional ViceroyEx Shares will be issued to Trillion Shareholders. No cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

The foregoing information is a summary only. For further details of procedures, see also Article 5 "Certificates and Documentation" of the Plan of Arrangement attached as Schedule "D".

FEES AND EXPENSES

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expenses, subject to the provisions related to the Break Fee as described under "Arrangement Agreement".

EFFECTIVE DATE AND CONDITIONS OF ARRANGEMENT

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the Company Act relating to the Arrangement has been complied with and all other conditions disclosed under "Conditions to the Arrangement Becoming Effective" are met, the Arrangement will become effective on the date (the "EFFECTIVE DATE") of the filing with the Registrar of Companies of British Columbia of a certified copy of the Final Order and such other documents as may be required by the Registrar of Companies of British Columbia.

CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE

In order for the Arrangement to become effective, the following must have occurred:

      (a) all necessary approvals of Trillion Shareholders by requisite majority will have been obtained in respect of the Continuance and the Arrangement;

      (b)   the Continuance must have been completed;

      (c) the Arrangement must have been approved by the Court as described under "Conduct of Meeting and Other Approvals";

      (d) the Final Order shall have been accepted by the Registrar of Companies of British Columbia for filing;

      (e) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated in the Arrangement;

      (f) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required, necessary or desirable for the completion of the Arrangement shall have been obtained from the persons, authorities or bodies having jurisdiction in the circumstances;

      (g) the TSX Venture shall have accepted the Arrangement and shall have listed or conditionally approved the listing thereon of the ViceroyEx Shares to be issued and issuable pursuant to the Arrangement;

      (h) dissent rights shall not have been exercised prior to the Effective Date by Trillion Shareholders in respect of Trillion Shares representing, in the aggregate, 2% or more of the total number of Trillion Shares outstanding at such time;

      (i) the issue of the ViceroyEx Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit such shares to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the 1933 Act and the registration and prospectus requirements of applicable securities laws in each of the provinces and territories of Canada in which holders of Trillion Shares are resident;

      (j) the board of directors of ViceroyEx shall have been reorganized as described under "Directors of ViceroyEx - Post Arrangement";

      (k) the Arrangement shall have been approved by the boards of directors or independent special committees of each of Trillion and ViceroyEx;

      (l) Trillion and ViceroyEx will be satisfied with the results of their respective due diligence reviews in connection with the transactions contemplated; and

      (m) certain other conditions in favour of the parties shall have been fulfilled or waived and the Arrangement Agreement shall not have otherwise been terminated as provided therein.

THE FULL PARTICULARS OF THE ARRANGEMENT ARE CONTAINED IN THE PLAN OF ARRANGEMENT ATTACHED TO THE ARRANGEMENT AGREEMENT. A COPY OF THE PLAN OF ARRANGEMENT IS ATTACHED AS SCHEDULE "D", AND INCORPORATED BY REFERENCE INTO THIS INFORMATION CIRCULAR. SEE ALSO "ARRANGEMENT AGREEMENT" BELOW.

NOTWITHSTANDING THE APPROVAL OF THE ARRANGEMENT RESOLUTION BY SHAREHOLDERS OF THE TRILLION, THE ARRANGEMENT RESOLUTION AUTHORIZES THE DIRECTORS OF THE TRILLION TO ABANDON THE ARRANGEMENT WITHOUT FURTHER APPROVAL FROM THEIR RESPECTIVE SHAREHOLDERS.

TRILLION AND VICEROYEX CONVERTIBLE SECURITIES

Under the Arrangement Agreement ViceroyEx has agreed to assume all of Trillion's obligations to issue Trillion Shares under Trillion Options on the basis that ViceroyEx will issue 0.7 ViceroyEx Shares for each one Trillion Share to which the holder of the option is entitled at the same exercise price divided by 0.7. The following table sets out the current outstanding options of Trillion and the current and proposed options and warrants of ViceroyEx and the resulting options and warrants after completion of the Arrangement.

                            NO. OF         CURRENT      RESULTING NO. OF    RESULTING
                           OPTIONS/        EXERCISE        VICEROYEX        EXERCISE
DESIGNATION OF SECURITY    WARRANTS         PRICE      OPTIONS/ WARRANTS      PRICE         EXPIRY DATE
-----------------------    ---------       --------    -----------------    ---------    ------------------
TRILLION OPTIONS             455,000        $0.27            318,500          $0.39      February 26, 2006
TRILLION OPTIONS              75,000        $0.27             52,500          $0.39      February 12, 2005
TRILLION OPTIONS             300,000        $0.27            210,000          $0.39      September 11, 2008
VICEROYEX OPTIONS            700,000        $0.50            700,000          $0.50      September 12, 2003
VICEROYEX OPTIONS            200,000        $0.60            200,000          $0.60      September 18, 2003
VICEROYEX WARRANTS(1)      4,200,000        $0.60          4,200,000          $0.60(2)           (2)
VICEROYEX WARRANTS(3)        350,000        $0.60            350,000          $0.60              (3)


(1) Up to 4,200,000 warrants of ViceroyEx will be issued as part of the units offered on the ViceroyEx Additional Financing. See "Viceroy Exploration Ltd, Available Funds".

(2) The exercise price is subject to adjustment and the expiry date will be either two years or three years from the date of issuance.

(3) Brokers' warrants to be issued as part of the ViceroyEx Additional Financing. The expiry date will be one year from the date of issuance.


ARRANGEMENT AGREEMENT

The Arrangement, which will be carried out pursuant to the Company Act, will be effected in accordance with the Arrangement Agreement. The steps of the Arrangement, as set out in the Arrangement Agreement, are summarized under "The Arrangement - Principal Steps".

The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available for review by Shareholders, at the head office of the Trillion as shown on the Notice of Meeting, during normal business hours prior to the Meeting.

GENERAL

The Companies entered into the Arrangement Agreement, which is dated for reference as of July 12, 2003. For the purposes of this summary, the references below to the Arrangement Agreement include the Plan of Arrangement, which Plan of Arrangement is reproduced in full as Schedule "D" to this Information Circular.

In the Arrangement Agreement, the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Arrangement Agreement, Trillion has agreed to seek the approval of its Shareholders to the Arrangement Agreement and the transactions contemplated thereunder. Trillion's Shareholders must first approve the Continuance by Special Resolution, and then under the Company Act, Trillion must obtain the approval of its Shareholders to the Arrangement by Special Resolution. Trillion has agreed to use all reasonable commercial efforts to obtain all necessary Shareholder and regulatory approvals, including the approvals of the Court, to the Arrangement.

Until the closing of the Arrangement, the Companies have each agreed, among other things, to conduct their respective businesses in the ordinary course, consistent with existing practice, and not to incur any obligation, expenditures or liability, other than those relating to the maintenance of their corporate existence, the Arrangement and the Meeting, except with the written consent of other parties.

TERMINATION

The Arrangement Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Arrangement Agreement, including:
(a) in the event the conditions precedent of the Arrangement Agreement are not satisfied, or waived by the party to whom they are of benefit prior to closing;
(b) by unanimous agreement; (c) by one of the parties in the event of a material adverse change in the other Company, (d) if notices of dissent in respect of 2% or more of the outstanding Trillion Shares are received; (e) the Trillion Shareholders fail to approve the Continuance Resolution or the Arrangement Resolution; and (f) a final determination from the Court or an appeal court which denies the granting of the Final Order.

BREAK FEE PAYMENT

If the Board of Directors of ViceroyEx or Trillion (the "NON-COMPLETING PARTY") decides not to complete the transactions contemplated by the Arrangement Agreement because it intends to accept a Superior Proposal, the Non-Completing Party may terminate the Arrangement Agreement upon payment to the other Company of a break fee (the "BREAK FEE") of in the case of ViceroyEx as the Non-Completing Party, $150,000 to Trillion and, in the case of Trillion as the Non-Completing Party, $100,000 to ViceroyEx. The Companies have agreed that the Break Fee represents a reasonable estimate of the costs and expenses of the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement together with an amount to partially compensate the non-terminating party for the loss of the business opportunity. A Company's failure to obtain the approval of its Shareholders, applicable regulatory authorities, the Court or other third parties after having taken all reasonable steps to attempt to obtain same or the exercise of dissent rights by greater than 2% of its Shareholders will not create an obligation to pay any fee.

In addition to their other covenants under the Arrangement Agreement, each of ViceroyEx and Trillion have agreed that until completion of the Arrangement they will not, directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, entertain or enter into negotiations with, any person other than the other party hereto, with respect to any amalgamation, merger, consolidation, arrangement, restructuring, sale of any material assets or part thereof of it, unless such action is necessary to carry on the business of the issuer in the ordinary course or required as a result of the duties of the directors and officers of the relevant company.

AMENDMENT

At any time before the Effective Date, the Arrangement Agreement and the Plan of Arrangement may be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective Shareholders. Without limiting the generality of the foregoing, any such amendment may:

      (a) change the time for performance of any of the obligations or acts of the parties;

      (b) waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant to the Arrangement Agreement; or

      (c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties;

but, notwithstanding the foregoing, the terms of the Arrangement and the Shareholder approval requirements of the Arrangement Agreement may be amended subject to any required approval of the Trillion Shareholders, in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

INDEMNITY

Each Company has agreed to indemnify the other Company from any losses, claims, damages, liabilities, actions or demands arising from a breach of a representation, warranty, covenant or obligation including legal or other expenses incurred in connection with investigating or defending same.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons, tax counsel to Trillion, the following summary fairly describes the principal Canadian federal income tax consequences applicable to Trillion Shareholders with respect to the exchange of Trillion Shares for ViceroyEx Shares under the proposed Arrangement and on the exercise of the dissent rights as described herein. Except where expressly noted, this summary is only applicable to those holders of Trillion Shares who are individuals resident in Canada, who deal at arm's length with ViceroyEx and Trillion, and to whom the Trillion Shares constitute capital property for the purposes of the Income Tax Act (Canada) (the "ITA").

The income tax consequences will not be the same for all Trillion Shareholders but may vary depending on a number of factors, including, but not limited to the jurisdiction of residence of the Trillion Shareholders, whether or not the Trillion Shares held by the person will constitute capital property to them and the availability of losses to carry forward to the Trillion Shareholder.

This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof (the "REGULATIONS"), counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the ITA and regulations (the "TAX PROPOSALS") announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. Also, it is assumed that the Tax Proposals will be enacted as proposed, although there is no guarantee that this will occur, and that other amendments that would impact this discussion will not be proposed.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Trillion Shareholder. Accordingly, Trillion Shareholders should consult their own tax advisers for advice with respect to income tax consequences to them of the Arrangement and any exercise by them of dissent rights. An advanced income tax ruling from the Canada Customs and Revenue Agency will not be sought in connection with the Arrangement.

NATURE OF THE TRILLION SHARES

The issued Trillion Shares will generally constitute "capital property" to a holder thereof, unless the Trillion Shareholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares. Certain Trillion Shareholders resident in Canada whose Trillion Shares might not otherwise qualify as "capital property" may be entitled to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA. Any person contemplating making a subsection 39(4) election should first consult his tax advisers as the making of such election will affect the income tax treatment of his disposition of other Canadian securities.

ARRANGEMENT

A Trillion Shareholder who, on the amalgamation (the "AMALGAMATION") of Trillion and Oro Bello under the Arrangement exchanges his Trillion Shares for ViceroyEx Shares only, will realize neither a capital gain nor a capital loss on the exchange. He will be considered to have disposed of his Trillion Shares for proceeds of disposition equal to their adjusted cost base to him immediately before the Amalgamation and to have acquired the ViceroyEx Shares at an aggregate cost equal to those proceeds of disposition. The adjusted cost base of each ViceroyEx Share owned by a Shareholder at a particular time will be the average of the adjusted cost base to him of all ViceroyEx Shares owned by him at that time.

There will be no adverse income tax consequences as a result at the Arrangement to persons who are ViceroyEx Shareholders prior to the Arrangement in respect of their ViceroyEx Shares as there is no disposition of their Shares under the Arrangement.

DISSENTING SHAREHOLDERS

Under the Arrangement, payments made to a Trillion Shareholder as a result of dissent rights under the Arrangement are made by Trillion as purchaser of the subject shares. The receipt by a dissenting Trillion Shareholder of a cash payment from Trillion equal to the fair value of his Trillion Shares will generally be treated as a dividend to a holder of such Trillion Shares to the extent that such payment exceeds the paid-up capital of the subject shares. The balance of the fair value paid (i.e., the amount equal to the paid-up capital of the subject shares) will be treated as proceeds of disposition of such Trillion Shares for capital gains purposes. Consequently, to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such dissenting Trillion Shareholder's shares, such Shareholder will be regarded as having realized a capital gain (or capital loss) equal to the amount of such difference. If the dissenting recipient Trillion Shareholder is a corporation resident in Canada, the full amount of the redemption proceeds received may be treated as proceeds of disposition under subsection 55(2) of the ITA.

A non-resident dissenting Trillion Shareholder, for whom payments upon the exercise of dissent rights are considered a dividend for Canadian tax purposes, will be subject to Canadian withholding tax at a general rate of 25% (subject to reduction by tax treaty) in respect of such deemed dividend. For individuals resident in the United States, the rate of withholding will generally be reduced to 15%.

Any capital loss arising on the exercise of dissent rights by a Shareholder of Trillion Shares will be reduced by the amount of dividends received or deemed to have been received, including any deemed dividend arising from the exercise of dissent rights, on the subject shares where the period of ownership of such shares was less than 365 days or where the Trillion Shareholder (together with persons with whom it did not deal at arm's length) held more than 5% of the issued shares of any class of Trillion at the time the dividends were received or deemed to have been received. Similar rules apply in the case of a Trillion Shareholder who is a member of a partnership or a beneficiary of a trust that owns such Shares.

TRILLION OPTIONS

Persons who, at the time of Amalgamation, hold as capital property options ("TRILLION OPTIONS"), other than Trillion Employee Options as described below, to acquire Trillion Shares and who only receive an option (a "VICEROYEX OPTION") to acquire ViceroyEx Shares on the Amalgamation in consideration for their Trillion Options will realize no gain or loss as a result of the exchange of their Trillion Options on the Amalgamation. Such persons shall be deemed to have disposed of their Trillion Options for proceeds equal to their adjusted cost base for such options and deemed to acquire the ViceroyEx Options at a cost equal to the same amount.

Persons who hold options to acquire Trillion Shares, received in respect of, in the course of, or by virtue of their employment ("TRILLION EMPLOYEE OPTIONS") by Trillion or a corporation which does not deal at arm's length with Trillion and who only receive ViceroyEx Options on the Amalgamation in exchange for their Trillion Employee Options may be deemed to receive an employment benefit as a result of that exchange, if at the time of the Amalgamation, the fair market value of the ViceroyEx Shares exceeds the exercise price of the ViceroyEx Options (the "VICEROY OPTION VALUE") by an amount greater than the amount by which fair market value of the Trillion Shares, at the time of Amalgamation, exceeds the exercise price of the Trillion Employee Options (the "TRILLION OPTION VALUE"). In those circumstances, the amount by which the Viceroy Option Value exceeds the amount paid to acquire the Trillion Employee Options, may be included in income as an employment benefit for the year in which the Amalgamation occurs. If the Viceroy Option Value does not exceed the Trillion Option Value at the time of Amalgamation, then the ViceroyEx Options received on the Amalgamation in exchange for Trillion Employees Options will be deemed to be the same as and a continuation of the Trillion Employee Options for tax purposes and no employment benefit should arise.

CONSEQUENCES OF HOLDING VICEROYEX SHARES

Following completion of the Arrangement, any dividends received on the ViceroyEx Shares by an individual will be included in computing the Shareholder's income as a taxable dividend from a taxable Canadian corporation and will be subject to the normal gross-up and dividend tax credit rules. A recipient Shareholder that is a corporation will generally be entitled, when computing its taxable income for the taxation year in which the dividend is received, to a deduction equal to the amount of the taxable dividend received in that year. However, such dividends will generally be subject to refundable tax of 33?% pursuant to Part IV of the ITA if received by a private corporation.

DISPOSITION OF VICEROYEX SHARES

A disposition or deemed disposition of a ViceroyEx Share by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the holder of the ViceroyEx Share.

A holder of ViceroyEx Shares will be required to include in income one-half of the amount of any resulting capital gain (a "TAXABLE CAPITAL GAIN") and will generally be entitled to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized by the holder in the year of disposition, any of the three previous years or any future year, subject to the detailed provisions of the ITA. Holders of ViceroyEx Shares should consult their own tax advisers in this regard.

INTEREST EXPENSE

A reasonable amount of interest paid or payable by a Shareholder on money borrowed to purchase Trillion Shares should continue to be deductible by the Shareholder in computing his income for the purposes of the ITA following the Arrangement so long as the Shareholder continues to own the ViceroyEx Shares received in exchange for those Trillion Shares or is using the borrowed funds for the purposes of earning income from business or property.

MINIMUM TAX ON INDIVIDUALS

The ITA provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. The full amount of capital gains (net of capital losses) and actual amount of taxable dividends (not including any gross-up or dividend tax credit) is included in the adjusted taxable income amount for the purposes of the calculation of the alternative minimum tax. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however, this carry forward amount will only be creditable in a particular year to the extent that the individual's tax payable for the year, calculated without reference to the minimum tax provisions, exceeds tax payable under the minimum tax provisions for the year.

BECAUSE THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS, TRILLION SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

HOLDERS OF TRILLION SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICABLE CANADIAN OR UNITED STATES FEDERAL, PROVINCIAL, STATE AND LOCAL TAX CONSEQUENCES OF THE ARRANGEMENT. For Canadian federal income tax purposes, a Trillion Shareholder whose Shares represent "capital property" generally will not realize a capital gain or capital loss on the transfer of such Shares for ViceroyEx Shares under the Arrangement.

A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement is included under "The Arrangement - Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

The Arrangement will be treated as a taxable exchange for U.S. income tax purposes and may or not result in taxable gain or income to United States Shareholders of Trillion. Accordingly, United States

Shareholders of Trillion should consult their own tax advisors about the United States federal, state and local tax consequences of the Arrangement.

U.S. TAX CONSEQUENCES

The discussion contained herein is of a general nature only and is not intended to constitute a complete analysis of the U.S. tax consequences of the Arrangement and should not be interpreted as legal or tax advice to any particular U.S. person, as his U.S. tax consequences may vary depending upon his individual circumstances. Each U.S. person who is a Shareholder should obtain advice from his own tax advisor as to the U.S. tax consequences and any U.S. tax reporting requirement resulting from the Arrangement.

INTRODUCTION

Contained below is a summary of the principal United States tax considerations of the Arrangement to "U.S. Persons" (as defined herein). The summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "CODE"), the regulations promulgated thereunder (the "REGULATIONS"), proposed regulation promulgated under the Code (the "PROPOSED REGULATIONS"), the legislative history of various decisions and rulings and pronouncements of the Internal Revenue Service (the "SERVICE"). This summary is based upon the Code, Regulations and the Treaty as now in effect and currently existing judicial decisions, and pronouncements of the Service and does not take into account changes in the Code, Regulations, Proposed Regulations and Treaty and future judicial decisions and pronouncements, any of which may significantly affect the U.S. tax considerations to U.S. Person who are Shareholders of Trillion. For purposes of the discussion set forth below, the term "U.S. Persons" has the meaning set forth in Section 7701(a)(30) of the Code, and generally includes persons who are subject to U.S. income tax on their income regardless of source, and includes U.S. citizens who are residents of Canada.

No ruling has been received or requested from the Service concerning any matters discussed herein. In addition, no U.S. tax opinions have been requested or obtained with respect to matters discussed herein.

FAILURE TO QUALIFY AS A REORGANIZATION UNDER SECTION 368

Section 368 of the Code describes certain corporate transactions which qualify as a "reorganization" under the U.S. income tax laws. Qualification as a reorganization normally results in tax free treatment to the Shareholders exchanging their shares for shares of another corporation that is a party to the reorganization.

The acquisition of the shares of Trillion by ViceroyEx pursuant to the Arrangement does not qualify as a reorganization under Section 368 of the Code because it fails to satisfy the continuity of the business enterprises requirement set forth in the Regulations. As a result, the Arrangement will be a taxable exchange for U.S. income tax purposes and U.S. Persons owning shares of Trillion will be required to recognize gain or loss on the exchange of Trillion Shares for ViceroyEx pursuant to the Arrangement.

DISSENTING SHAREHOLDERS

Dissenting Shareholders of Trillion will recognize a gain/(loss) equal to the difference between the cash received and the adjusted tax basis of his shares.

STATE INCOME TAXES

The discussion contained herein does not discuss the state income tax consequences to Shareholders who are U.S. Persons and are resident in a state that imposes a state income tax. Such Shareholders should seek the advice of their own tax counsel regarding the state income tax consequences and stat income tax reporting requirements resulting from the Arrangement.

UNCERTAINTY REGARDING U.S. TAX CONSEQUENCES

U.S. tax consequences of the Arrangement to U.S. Persons are dependent upon a number of provisions of the Code, the application and interpretation of which are subject to considerable uncertainty. Accordingly, notwithstanding the efforts of Trillion and their Shareholders who are U.S. Pesons to comply with applicable U.S. tax law, the federal income tax return of U.S. Persons who are Shareholders may be audited and such Shareholders may be required to file amended returns and may be subject to assessments by the Service for additional taxes, interest and penalties.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

CANADIAN SECURITIES LAWS

STATUS UNDER CANADIAN SECURITIES LAWS

Trillion is a "reporting issuer" (i.e. a public company) in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. The Trillion Shares currently trade on the OTCBB. After the Arrangement, Trillion through the amalgamation with Oro Belle will be a wholly-owned subsidiary of ViceroyEx, whose shares will be conditionally listed or listed on the TSX Venture.

ISSUANCE AND RESALE OF VICEROYEX SHARES UNDER CANADIAN SECURITIES LAWS

The issuance of the ViceroyEx Shares pursuant to the Arrangement Agreement will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation (except Quebec - see "Quebec" below). The ViceroyEx Shares may be resold in each of the provinces and territories of Canada, except Quebec, provided the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

QUEBEC

An application has been made to the QSC for an Exemption Order under Section 50 of the Securities Act (Quebec) for an exemption from prospectus requirements in connection with the issuance of ViceroyEx Shares. If such decision is granted by the QSC, Quebec Shareholders are expected to have no restrictions upon the resale of the ViceroyEx Shares.

EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S PROFESSIONAL ADVISERS TO DETERMINE THE CONDITIONS AND RESTRICTIONS APPLICABLE TO TRADES IN THE VICEROYEX SHARES. THERE MAY ALSO BE RESTRICTIONS PLACED ON RESALE OF THE VICEROYEX SHARES BY THE TSX VENTURE. RESALES OF ANY SUCH SECURITIES ACQUIRED IN CONNECTION WITH THE ARRANGEMENT MAY BE REQUIRED TO BE MADE THROUGH PROPERLY REGISTERED SECURITIES DEALERS.

U.S. SECURITIES LAWS

STATUS UNDER U.S. SECURITIES LAWS

Trillion is a "foreign private issuer" under the Exchange Act and the Trillion Shares are registered under that Act. Accordingly, it is also subject to the information requirements of the Exchange Act which requires it to file Forms 20-F (annual reports) and other information (including all filings made with Canadian securities commissions) with the SEC in accordance with that Act. ViceroyEx is not currently subject to the information requirements of the Exchange Act.

POST ARRANGEMENT STATUS UNDER U.S. SECURITIES LAWS

Upon completion of the Arrangement, the ViceroyEx Shares will be deemed to be registered under the Exchange Act by virtue of ViceroyEx being the successor to Trillion, whose Trillion Shares are currently registered under the Exchange Act. Under the Exchange Act, ViceroyEx will be a "foreign private issuer" as a majority of its directors and officers will be Canadian residents, a majority of its assets will be in Canada and its business will be administered in Canada. As a foreign private issuer, ViceroyEx will be subject to information requirements of the Exchange Act which will require it to file Forms 20-F (annual reports) and other information (including all filings made with the Canadian securities commissions) with the SEC. As a "foreign private issuer", ViceroyEx will not be subject to the proxy solicitation or insider reporting requirements of the Exchange Act.

ISSUANCE AND RESALE OF VICEROYEX SHARES UNDER U.S. SECURITIES LAWS

The issuance of the ViceroyEx Shares, and the subsequent resale of the ViceroyEx Shares held by persons in or subject to the securities laws of the United States ("U.S. SHAREHOLDERS") will be subject to U.S. securities laws, including the U.S. Securities Act. The following discussion is a general overview of certain requirements of U.S. securities laws applicable to U.S. Shareholders. ALL U.S. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN LEGAL COUNSEL TO ENSURE THAT THE RESALE OF VICEROYEX SHARES ISSUED TO THEM UNDER THE ARRANGEMENT COMPLIES WITH APPLICABLE SECURITIES LEGISLATION.

The following discussion does not address the Canadian securities laws that will apply to the issue of the ViceroyEx Shares or the resale of the ViceroyEx Shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their ViceroyEx Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT

If the Arrangement is completed, the ViceroyEx Shares will be considered exempted securities under Section 3(a)(10) of the U.S. Securities Act. The issuance of the ViceroyEx Shares will not require registration under the U.S. Securities Act or applicable state securities laws.

RESALES OF SECURITIES WITHIN THE UNITED STATES AFTER THE COMPLETION OF THE ARRANGEMENT

The following discussion is limited to the resale of ViceroyEx Shares within the United States. U.S. Shareholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S of the U.S. Securities Act. The availability of Regulation S for non-United States resales is discussed below under "Resales of Securities Pursuant to Regulation S".

The ability of a U.S. Shareholder to resell the ViceroyEx Shares issued to them on completion of the Arrangement within the United States will depend on their status as an "affiliate" of ViceroyEx or Trillion prior to the completion of the Arrangement and their status as an "affiliate" of ViceroyEx after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the U.S. Shareholders of Trillion are summarized below.

Non-Affiliates Before and After the Arrangement

U.S. Shareholders who are not affiliates of Trillion prior to the Arrangement and who will not be affiliates of ViceroyEx after the Arrangement may resell the ViceroyEx Shares issued to them upon closing of the Arrangement in the United States without restriction or registration under the U.S. Securities Act.

Affiliates Before the Arrangement and Non-Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Trillion prior to the Arrangement but will not be affiliates of ViceroyEx after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the ViceroyEx Shares issued upon closing of the Arrangement. These Shareholders will not be able to resell their ViceroyEx Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. These Shareholders will be entitled to resell their ViceroyEx Shares in reliance of the exemptions from the registration requirements of the U.S. Securities Act provided by any of Rule 145(d)(1), (2) or (3) of the U.S. Securities Act.

Rule 145(d)(1) will permit resale of the ViceroyEx Shares within the United States where the following provisions of Rule 144 of the U.S. Securities Act are complied with:

      (a) current public information regarding ViceroyEx is available, in accordance with Rule 144(c);

      (b) sales are completed within the volume limitations of Rule 144(e). These volume limitations allow an affiliate U.S. Shareholder to resell in the United States, during any three month period, that number of ViceroyEx Shares that does not exceed the greater of one percent of the then outstanding securities of such class, or, if such securities are listed on a United States securities exchange or traded on NASDAQ, the average weekly trading volume of such securities during the four week period preceding the date of sale; and

      (c) sales are completed in brokers' transactions in accordance with Rule 144(f) and (g).

Rule 145(d)(2) will permit resale of ViceroyEx Shares where a period of one year has elapsed since the date of completion of the Arrangement, provided current public information regarding ViceroyEx is available, in accordance with Rule 144(c).

Rule 145(d)(3) will permit resale of ViceroyEx Shares where a period of two years has elapsed since the date of completion of the Arrangement, provided the U.S. Shareholder is not and has not been an affiliate of ViceroyEx during the three months prior to resale.

Affiliates Before the Arrangement and Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Trillion prior to the Arrangement and who will be affiliates of ViceroyEx after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to ViceroyEx Shares issued upon closing of the Arrangement. These affiliate U.S. Shareholders will not be able to resell their ViceroyEx Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. Affiliate U.S. Shareholders will be entitled to rely on Rule 145(d)(1), as summarized above, as an available exemption from the registration requirements for the ViceroyEx Shares where the conditions of resale imposed by Rule 145(d)(1) are met.

RESALES OF SECURITIES PURSUANT TO REGULATION S

U.S. Shareholders receiving ViceroyEx Shares on completion of the Arrangement may, under the U.S. Securities Act, resell their ViceroyEx Shares in an "offshore transaction" in accordance with Regulation S of the U.S. Securities Act provided the conditions imposed by Rule 904 of Regulation S for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of the TSX Venture, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States.

The conditions imposed by Regulation S will depend on whether the U.S. Shareholder is an "affiliate" of ViceroyEx, upon completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the U.S. Shareholders of ViceroyEx are summarized below.

Non-Affiliates of ViceroyEx

U.S. Shareholders who are not affiliates of ViceroyEx after completion of the Arrangement will be entitled to resell their ViceroyEx Shares in transactions that are "offshore transactions" provided neither the U.S. Shareholder nor any person acting on the U.S. Shareholder's behalf engages in "directed selling efforts" in the United States. "Directed selling efforts" are defined as "any activity undertaken for the purpose, or that could reasonably be expected to have the effect, of conditioning the market in the United States for any of the securities being offered in the resale transaction".

Affiliates of ViceroyEx

The offshore resale provisions of Rule 904 of Regulation S are also available to affiliates of ViceroyEx, upon completion of the Arrangement, provided the U.S. Shareholder is an affiliate of ViceroyEx, solely by virtue of his or her status as an officer or director of ViceroyEx. These affiliate U.S. Shareholders may sell their ViceroyEx Shares by complying with the requirements for offshore resales by non-affiliates, subject to the additional condition that no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

The offshore resale provisions of Rule 904 of Regulation S are not available to U.S. Shareholders who are affiliates of ViceroyEx, as a consequence of being a major Shareholder (a shareholder who beneficially owns 10 percent or more of an issuer's shares) of ViceroyEx.

PROXY SOLICITATION REQUIREMENTS

The solicitation of proxies pursuant to the Information Circular is not subject to the requirements of Section 14(a) of the Exchange Act, accordingly, this Information Circular has been prepared in accordance with the disclosure requirements of Canadian securities law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the Exchange Act. The financial statements of ViceroyEx and Trillion included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor independence standards, and may not be comparable in all respects to financial statements of United States companies.

THE VICEROYEX SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                        RIGHTS OF DISSENTING SHAREHOLDERS

TRILLION SHAREHOLDERS WHO WISH TO DISSENT SHOULD TAKE NOTE THAT THE PROCEDURES FOR DISSENTING TO THE CONTINUANCE ARE DIFFERENT THAN THE PROCEDURES FOR DISSENTING TO THE ARRANGEMENT AND THAT IN EACH CASE STRICT COMPLIANCE WITH THE APPLICABLE DISSENT PROCEDURES IS REQUIRED.

THE CONTINUANCE

As indicated in the notice of the Trillion Meeting, any holder of Trillion Shares is entitled to be paid the fair value of his shares in accordance with
Section 184(3) of the Alberta Act if such holder dissents to the Continuance and the Continuance becomes effective.

A Shareholder is not entitled to dissent with respect to such holder's shares if such holder votes any of those shares in favour of the special resolution authorizing the Arrangement. A brief summary of the provisions of Section 184 of the Alberta Act is set out below.

SECTION 184 OF THE ALBERTA ACT

The Alberta Act provides that Shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require Trillion to purchase the shares held by such Shareholders at the fair value of such shares. This dissent right is applicable where Trillion proposes to a) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; b) amend its articles to add, change or remove any restrictions on business or businesses that the corporation may carry on; c) enter into certain statutory amalgamations; d) continue out of the jurisdiction; or e) sell, lease or exchange all or substantially all of its property.

A dissenting Shareholder pursuant to Section 184(5) of the Alberta Act shall send to Trillion a written objection to the Continuance Resolution (a) at or before the Trillion Meeting at which the Continuance Resolution will be voted on, or (b) if Trillion did not send notice to the Shareholder of the purpose of the meeting or of his rights to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

Pursuant to Section 247(1) of the Alberta Act all notices to Trillion of dissent to the Continuance should be addressed to the attention of the Secretary and delivered or sent by registered mail to Trillion's registered offices at Suite 4500 - 855-2nd Street, S.W. Calgary, Alberta T2P 4K7.

STRICT COMPLIANCE WITH DISSENT PROVISIONS REQUIRED

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of his Trillion Shares. Section 184 of the Alberta Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights. Accordingly, each Shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule "I" to this Information Circular, and consult such holder's legal advisor.

THE ARRANGEMENT

As indicated in the notice of the Meeting, any holder of Trillion Shares is entitled to be paid the fair value of his shares in accordance with Section 207 of the Company Act if such holder dissents to the Arrangement and the Arrangement becomes effective.

A Shareholder is not entitled to dissent with respect to such holder's shares if such holder votes any of those shares in favour of the special resolution authorizing the Arrangement. A brief summary of the provisions of Section 207 of the Company Act is set out below.

SECTION 207 OF THE COMPANY ACT

A dissenting Shareholder has until 5:00 p.m. on November 13, 2003 to send to Trillion with respect to the special resolution authorizing the Arrangement a written notice of dissent pursuant to Section 207 of the Company Act by registered mail. After the special resolution is approved by the Shareholders and if Trillion notifies the dissenting Shareholder of its intention to act upon the special resolution, the dissenting Shareholder is then required within 14 days after Trillion gives such notice, to send to Trillion a written notice that such holder requires it to purchase all of the shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those shares, whereupon the dissenting Shareholder is bound to sell and Trillion is bound to purchase those shares.

A dissenting Shareholder who has complied with the aforementioned provisions of
Section 207, or Trillion may apply to the Court for an order requiring such holder's shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on Trillion to make application to the Court. The dissenting Shareholder will be entitled to receive the fair value of the Trillion Shares held by such holder as of the day before the Trillion Meeting or such later date on which the special resolution to authorize the Arrangement is passed.

ADDRESSES FOR NOTICE

All notices to Trillion of dissent to the Arrangement pursuant to Section 207 of the Company Act should be addressed to the attention of the Secretary and be sent to Trillion's registered offices at Suite 1116 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

STRICT COMPLIANCE WITH DISSENT PROVISIONS REQUIRED

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of his Trillion Shares. Section 207 of the Company Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights. Accordingly, each Shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule "I" to this Information Circular, and consult such holder's legal advisor.

                      CONSOLIDATED TRILLION RESOURCES LTD.

THE FOLLOWING INFORMATION IS PRESENTED ON A PRE-ARRANGEMENT BASIS AND IS REFLECTIVE OF THE CURRENT BUSINESS, FINANCIAL AND SHARE CAPITAL POSITION OF TRILLION. SEE "VICEROYEX - POST-ARRANGEMENT" FOR PRO FORMA BUSINESS, FINANCIAL AND SHARE CAPITAL INFORMATION RELATING TO TRILLION (AMALGAMATED WITH ORO BELLE) AS A SUBSIDIARY OF VICEROYEX POST-ARRANGEMENT.

NAME AND INCORPORATION

Consolidated Trillion Resources Ltd. [formerly Trillion Resources Ltd.] ("TRILLION" or the "COMPANY") was incorporated by Articles of Incorporation issued pursuant to the provisions of the Business Corporation Act (Alberta) on July 24, 1987, as amended on January 10, 1994 and January 15, 1999 wherein the Company completed a stock consolidation and changed its name as first noted hereinabove.

The registered office of Trillion is Suite 4500 - 855-2nd Street, S.W. Calgary, Alberta T2P 4K7. The Company's principal place of business is Suite 1116 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

INTERCORPORATE RELATIONSHIPS

As a result of the sale of the Company's Guernsey subsidiary effective March 31, 2003, Trillion has no subsidiary companies.

GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR HISTORY

During 2000, Trillion reached an agreement with the holders of the Company's debt which allowed the Company to proceed with its exploration projects. The debt obligations consisted of a US$6.66 million convertible debenture (the "DEBENTURE") plus interest payments of US$900,000 (the "DEBENTURE INTEREST"), and a working capital loan of US$750,000 (the "BAYHAM LOAN"), all in relation to the Company's Ndarama Mine in Zimbabwe, Africa. The Company's 100% ownership of the Ndarama Mine was held through two wholly-owned subsidiaries, Trillion Resources (Guernsey) Limited as to 90%, and Trillion Zimbabwe (Private) Limited as to 10%. The Company agreed to sell its 90% ownership of the Ndarama Mine to the Debenture holder for an amount equal to the Debenture and Debenture Interest in excess of US$500,000. This discharged the Debenture and included the release of the 660,000 warrants. The Company satisfied the Bayham Loan obligation by selling its 10% ownership in the Ndarama Mine for an amount equal to the US$750,000 loan. The remaining Debenture Interest (US$500,000) due to the Debenture holder was paid in cash from working capital. The Company was granted an option to repurchase 100% ownership of the Ndarama Mine for US$8 million on or before December 31, 2000. The option expired without the Company exercising its rights.

During the third quarter of 2000, Trillion reached an agreement to sell its 50% interest in the Jena Mines to the Company's partner, Zimbabwe Mining Development Corporation ("ZMDC") for Z$40,000,000 (approximately US$1.1 million dollars). ZMDC is a para-statal corporation controlled by the Zimbabwe government. Proceeds of the sale were utilized to retire remaining debts in Zimbabwe and provide working capital.

As a result of the Company's divestiture of its mining properties, Trillion reverted to an exploration stage company.

The Company was given notice under the new Toronto Stock Exchange (the "TSE") Guidelines, that its listing was being reviewed based on market capitalization and discontinuance or divestiture of a substantial portion of its operations. On August 1, 2000, the Company's shares were suspended from trading pursuant to the new TSE Guidelines.

In September 2000, the Company reached an agreement to assign and transfer all of the Company's rights to its 15% interest in the Touba-Biankouma nickel laterite deposit in Cote d'Ivoire to its partner Falconbridge International (Investments) Limited for US$2,500,000.

During April, 2001 the Company entered into an agreement with BHP World Exploration Inc. ("BHP") to explore BHP's Karasberg PGM-Ni property in Southern Namibia. The Company can earn up to a 100% interest subject to a 2.5% NSR payable to BHP from any commercial production and back in rights.

On August 31, 2001 the Company's shares were delisted from the TSE as a result of the new TSE guidelines. Trillion was unable to meet the new requirements, mainly the market capitalization rules which required the company to trade 30 consecutive trading days with a market capitalization of Cdn. $3,000,000.

On July 29, 2002 the Company announced it had entered into a letter of intent with Goswell Developments of South Africa ("GOSWELL") for the exclusive right to market and utilize the technologies and systems currently operated by Goswell to recover aluminium from smelter dross. Subject to shareholder approval, the terms of the letter of intent include:

1. In consideration for being appointed as Goswell's sole representative, Trillion is to issue up to 4 million treasury shares to Goswell as follows:

      a. 2 million shares to be issued when an agreement is signed with a third party to build and install a Dross Recovery plant;

      b. 1 million shares issued when financing is secured to build the plant; and

      c. 1 million shares upon successful completion and commissioning of the plant.

2. Goswell is to provide the engineering and technical assistance to design, build and commission the first facility at normal commercial rates.

3. Goswell is to have first right to provide any equipment for the facilities.

On the successful completion of the agreement, a finders fee of 200,000 treasury shares of Trillion would be issued to an unrelated party. Trillion is no longer actively pursuing this transaction.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation save for pursuant to the Arrangement. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of Trillion is not known to Trillion, however, shareholders are invited to review the ViceroyEx Pro Forma Financial Statements attached as Schedule "C" hereto.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Trillion's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business, save that (1) completion of the Arrangement will have a material effect as Trillion (amalgamated with Oro Belle) will operate as a wholly owned subsidiary company of ViceroyEx and (2) if the Arrangement does not complete, Trillion will have no significant assets.

DESCRIPTION OF BUSINESS

GENERAL

Trillion is a mineral exploration company, which operated in Africa. The Company carried out exploration for gold, diamonds, copper, nickel, platinum and uranium in that continent. Pursuant to a purchase agreement effective March 31, 2003, Trillion signed an agreement to sell it's wholly owned Guernsey subsidiary for US$100,000 to an unrelated third party. With this sale Trillion has withdrawn from any further direct exploration or development work in Zimbabwe. Trillion will retain a 30% carried interest in all of its exploration projects in Zimbabwe up to total expenditures of US$300,000.

MATERIAL PROPERTIES

Other than Trillion's cash funds, the only material properties held by Trillion are Trillion's retained 30% carried interest in all of its exploration projects in Zimbabwe up to total expenditures of US$300,000.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL INFORMATION

Unless otherwise noted, all currency amounts in this Information Circular are stated in Canadian dollars.

The following table summarizes selected financial data for Trillion for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the management's discussion and analysis, the consolidated financial statements and related notes and other financial information.

SUMMARY OF FINANCIAL INFORMATION

                                    YEAR ENDED      YEAR ENDED      YEAR ENDED
                                   30-JUNE-2003    30-JUNE-2002    30-JUNE-2001
                                     (000'S)         (000'S)         (000'S)
                                        $               $               $
                                   ------------    ------------    ------------
Revenue                               1,498             964             734
Net Income (Loss)                      (503)           (369)          2,851
Net Income (Loss) per share           (0.06)          (0.04)           0.32
Working Capital                       2,309           2,692           3,218
Total Assets                          2,465           3,212           3,526
Long-Term Liabilities                    --              --              --
Cash Dividend                            --              --              --


MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion and analysis of Trillion's results of operations and financial position should be read in conjunction with the consolidated financial statements and related notes attached hereto as Schedule "A" and incorporated by reference herein.

RESULTS OF OPERATIONS (000'S, EXCEPT PER SHARE AMOUNTS)

YEAR ENDED JUNE 30, 2003 COMPARED TO JUNE 30, 2002

For the year ended 2003, the Company recorded a loss of $503 in comparison to a net loss of $369 in 2002.

The net loss was primarily attributed to higher drilling costs and foreign exchange losses of $263. The Company's operating loss of $741 was offset by the gain on sales of marketable securities of $207 and interest income of $31. Interest income was significantly lower than that of 2002 due to the decline in overall US interest rates.

YEAR ENDED JUNE 30, 2002 COMPARED TO JUNE 30, 2001

For the year ended 2002, the Company recorded a loss of $369 in comparison to a net income of $2,851 for the year ended 2001.

The net loss was mainly attributed to fewer contracts for the Company's then subsidiary drilling company in Zimbabwe and increased drilling expenses as a result of the hyper inflationary Zimbabwe economy and the fact that several of the drilling consumables are US$ cost based, thereby creating an operational loss of $591. This was offset by a gain on sales of $157 from the Company's investment in Canico Resource Corp. and interest income of $65 from interest earned on its short term investments.

YEAR ENDED JUNE 30, 2001 COMPARED TO JUNE 30, 2000

The Company recorded a net income of $2,851 for the year ended 2001 in comparison to a net loss of $1,735 for the year ended 2000.

The net income was attributable to the gain on the sale of its interest in the Touba-Biankouma nickel laterite deposit in Cote d'Ivoire to its partner in the project, Falconbridge International (Investments) Limited for US $2,500 ($3,800 Canadian) which realized a gain of $3,400 - See Note 10 of the Consolidated Financial Statements. Drilling operations reflected revenues of $730, and drilling expenses of $744; drilling asset amortization of $32; and write down of drilling assets of $85. The remaining expenses were attributed to general and administrative.

LIQUIDITY AND CAPITAL RESOURCES (000'S, EXCEPT PER SHARE AMOUNTS)

YEAR ENDED JUNE 30, 2003 COMPARED TO JUNE 30, 2002

During the year ended 2003, the Company recorded a gain on sales of $207, which was the result of the sale of Canico shares.

YEAR ENDED JUNE 30, 2002 COMPARED TO JUNE 30, 2001

During the year ended 2002, the Company recorded a gain on sales of $157 as a result of a reverse take over of Oliver Gold Corp. by Hastings Resource Corp. Trillion in 2001 held an investment in 1,131,139 pre-consolidation common shares of Oliver Gold Corp. and based on a consolidation of Oliver Gold Corp's shares capitalization in a 9.3 to 1 basis the Company's investment as at June 30, 2002 was 121,628 (post consolidation) common shares of Canico Resource Corp. (formerly Oliver Gold Corp.) The transaction was accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date of $1.94 per share and accordingly, the Company recorded a disposition for proceeds of $236 and a gain of $157.

YEAR ENDED JUNE 30, 2001 COMPARED TO JUNE 30, 2000

During the year ended 2001, pre-consolidation, the Company utilized a portion of its Oliver shares held to reduce debt reducing its investment to $79.

During Trillion's operating year for 2001, the Company sold its rights to its 15% interest in the Touba-Biankouma nickel laterite deposit in Cote d'Ivoire to its partner Falconbridge International (Investments) Limited for US$2.5. The proceeds from this sale provided significant working capital to the Company.

PER SHARE LOSSES (000'S, EXCEPT PER SHARE AMOUNTS)

YEAR ENDED JUNE 30, 2003 COMPARED TO JUNE 30, 2002

During the year ended June 30, 2003 the Company recorded a loss of $0.06 per share compared to a loss of $0.04 at June 30, 2002. During the year 2003, the Company had drilling revenue of $1,498 and drilling expenses of $1,497 with a foreign exchange loss of $263. In addition Trillion recorded a gain of $207 on sales and interest income of $31. Drilling income in 2002 was significantly lower at $964 and drilling expenses exceeding income of $1,067 and had a gain in foreign exchange of $19 and only recorded a gain of $157 on sales but had a higher interest income of $65.

YEAR ENDED JUNE 30, 2002 COMPARED TO JUNE 30, 2001

During the year ended June 30, 2001 the Company recorded earnings per share of $0.32 compared to the $0.04 loss per share in 2002. The earnings per share was attributed to the gain on sales of the Company's 15% interest in the Touba-Biankouma Project to its partner Falconbridge International (Investments) Limited for US$2.5. In addition the Company had interest income of $115 compared to $65 in 2002.

The Company's income and expenses for the two comparable years were similar with the exception of a foreign exchange loss of $148 in 2001 compared to a gain of $19 in 2002.

YEAR ENDED JUNE 30, 2001 COMPARED TO JUNE 30, 2000

During the year ended June 30, 2000 the Company recorded a loss per share of $0.32 compared to the earnings per share of $0.32 in June 2001. The loss per share in 2000 was attributed to mining and drilling expenses of $4,783 and income from mining and drilling of $3,117. In addition the Company wrote of mineral property expenditures of $765 during the year 2000 compared to $nil in 2001. These expenses were offset by a gain on sale of investments of $1,228 compared to $3,449 in 2001.

TOTAL ASSETS (000'S, EXCEPT PER SHARE AMOUNTS)

JUNE 30, 2003 COMPARED TO JUNE 30, 2002

The Company's total assets for June 30, 2003 were $2,465 (2002-$3,212) which consisted of cash and short term deposits of $2,309, (2002-$2,811) receivables of $40 (2002-$165) and investments of $116 (2002-$236).

JUNE 30, 2002 COMPARED TO JUNE 30, 2001

The Company's total assets for June 30, 2002 were $3,212 (2001-$3,526) which consisted of cash and short term deposits of $2,811, (2001-$3,126) receivables of $165 (2001-$321) and investments of $236 (2001-$79).

JUNE 30, 2001 COMPARED TO JUNE 30, 2000

The Company's total assets for June 30, 2001 were $3,526 (2000-$895) which consisted of cash and short term deposits of $3,126, (2000-$88) receivables of $321 (2000-$99), inventory $nil (2000-$229), investments of $79 (2000-$100), mineral exploration and development costs of $nil (2000-$288) and capital assets of $nil (2000-$91).

CHANGES IN ACCOUNTING PRINCIPLES

On June 30, 2002, Trillion adopted the newly prescribed treasury share method for calculating diluted earnings. The comparative figures have been recalculated under this new method and remain unchanged.

Effective July 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") recently issued Handbook Section 3870, Stock-based compensation and other stock-based payments. Options granted to employees are accounted for using the settlement method where no compensation expense is recorded in the books of the Company. Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

IMPAIRMENT OF LONG-LIVED ASSETS

Effective July 1, 2002, the Company adopted the new recommendations of the CICA Handbook section 3063, Impairment of Long-lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets held for use. The adoption of these new recommendations did not have a material impact on Trillion's financial position, results of operations or cash flows.

DIVIDEND POLICY

Trillion is authorized to issue an unlimited number of common shares without par value. Holders of the common shares are entitled to receive dividends if, as and when declared by the directors of Trillion.

To date, Trillion has not paid dividends on its common shares.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Trillion consists of an unlimited number of common shares (the Trillion Shares), being common shares without par value of which 8,899,512 Trillion Shares are issued and outstanding, as at the date of this Information Circular.

Holders of Trillion Shares are entitled to one vote per share at all meetings of Shareholders. Holders of Trillion Shares are entitled to receive a pro rata share of the assets of Trillion available for distribution to holders of Trillion Shares in the event of liquidation, dissolution or winding-up of Trillion. All Trillion Shares rank pari passu, each with the other, as to all benefits, which might accrue to the holders of Trillion Shares.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of Trillion since the date of the comparative financial statements for the most recently completed financial year.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As at the date of this Information Circular, there are 830,000 outstanding options to purchase or acquire Trillion Shares.

The following table sets out all options in Trillion which are held as of October 9, 2003 by all the directors, officers and employees as a group:

                          NUMBER OF                               MARKET VALUE OF
                       TRILLION SHARES                           SECURITIES ON THE    NUMBER OF PERSONS
OPTIONEES(1)          SUBJECT TO OPTIONS     EXERCISE PRICE       DATE OF GRANT(2)       IN THE GROUP
-----------------     ------------------     --------------      -----------------    -----------------
Senior Officers            225,000                $0.27                $0.27                 2
Senior Officer             140,000                $0.27                $0.27                 2
Directors                  285,000                $0.27                $0.27                 3

                          NUMBER OF                               MARKET VALUE OF
                       TRILLION SHARES                           SECURITIES ON THE    NUMBER OF PERSONS
OPTIONEES(1)          SUBJECT TO OPTIONS     EXERCISE PRICE       DATE OF GRANT(2)       IN THE GROUP
-----------------     ------------------     --------------      -----------------    -----------------
Directors                  100,000                $0.27                $0.27                 2
Employees                   20,000                $0.27                $0.27                 1
Employees                   20,000                $0.27                $0.27                 1
Consultants                 40,000                $0.27                $0.27                 1
Others                       Nil                   N/A                  N/A                 N/A


(1) There are no options to acquire Trillion Shares held by any other persons other than as disclosed in this table.

(2) The closing price of a Trillion Share on October 8, 2003 was Cdn.$0.335 (US$0.25).

PRIOR SALES

There were no shares issued by Trillion during the twelve months preceding the date of this Information Circular.

MARKET FOR SECURITIES

The Trillion Shares trade on the NASD:OTCBB under the symbol "TLNOF". The following table sets out the market price range and trading volume of the Trillion Shares on the OTCBB for the periods indicated.

                       ALL QUOTED PRICES ARE IN US DOLLARS

YEAR                     HIGH   LOW         VOLUME
                         ($)    ($)     (no. of shares)
--------------------     ----   ---     ---------------
2001  Second Quarter     .43    .09         367,700
      Third Quarter      .25    .10         146,100
      Fourth Quarter     .25    .10         238,100

2002  First Quarter      .20    .12         155,000
      Second Quarter     .28    .12         502,200
      Third Quarter      .19    .13         339,700
      Fourth Quarter     .29    .15         301,500

2003  First Quarter      .26    .19         500,000
      Second Quarter     .20    .11         203,489
      Third Quarter      .23    .13         315,102
      Fourth Quarter     .27    .12         216,210

2004  First Quarter      .48    .17       1,172,734


On October 8, 2003 the closing price of the Trillion Shares on the NASD:OTCBB was US$0.25 (Cdn GREATER THAN $0.335) per Trillion Share.

ESCROWED SECURITIES

None of the issued and outstanding Trillion Shares are performance shares or subject to escrow.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Trillion, as at the Trillion Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all voting securities of Trillion except as follows:


NAME AND MUNICIPALITY OF    DESIGNATION     TYPE OF     NUMBER AND (PERCENTAGE)
RESIDENCE(1)                  OF CLASS     OWNERSHIP       OF TRILLION SHARES
------------------------    -----------    ---------    -----------------------
RONALD K. NETOLITZKY           Common        Direct             960,589
Victoria, B.C.                                                  (10.8%)


(1) Information in this table is based on information provided to ViceroyEx by those named.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Trillion and principal occupation of each of the directors and the executive officers of Trillion.

                                    SHARES
NAME AND MUNICIPALITY OF         BENEFICIALLY
RESIDENCE;                         OWNED OR     DIRECTOR                PRESENT OCCUPATION AND POSITIONS
OFFICE                            CONTROLLED      SINCE                  HELD DURING THE LAST FIVE YEARS
---------------------------      ------------   --------   ------------------------------------------------------------
PATRICK G. DOWNEY(3)                666,756        1998    President and CEO of Trillion; Consulting Mining Engineer;
North Vancouver, B.C.                                      Partner in Rescan Engineering Services Ltd. (a mining
President, CEO and Director                                engineering firm); President and Director of Oliver Gold
                                                           Corporation, November 1997 to February 2002; Director of
                                                           Canico Resource Corporation, February 2002 to February 2003.

RONALD K. NETOLITZKY(1)(2)(3)       960,589        1987    Geologist since 1965; President and Director of Keewatin
Victoria, B.C.                                             Consultants Inc. (geological consulting firm); Chairman,
Chairman of the Board and                                  Viceroy Resource Corporation (now Quest Capital Corp.)
Director                                                   October 1996 to November 2002; President and CEO, Viceroy
                                                           Resource Corporation (now Quest Capital Corp.), December 31,
                                                           2001 to June 30, 2003; Former President and CEO of Trillion
                                                           and Director of several resources companies.

HENRY GIEGERICH(1)(2)                43,916        1993    Mining Engineer Consultant and Corporate Director;
Vancouver, B.C.                                            Director of Solomon Resources Ltd., Oliver Gold
Director                                                   Corporation until 1999 and Viceroy Resource Corporation
                                                           (now Quest Capital Corp.) from 1996 to 2001, current
                                                           director MCK Mining Ltd., current director Starfield
                                                           Resources Inc.

ERIC CUNNINGHAM(1)(2)                71,200        2002    Mining Consultant.
Toronto, Ontario
Director

TERESE J. GIESELMAN                   8,000        2000    Secretary/Treasurer of Trillion; Manager of Compliance
Westbank, B.C.                                             Trillion; Former Corporate Secretary and Treasurer of
Secretary/Treasurer                                        Manhattan Minerals Corp., (a publicly traded resource
                                                           company).

(1)   Denotes a member of the Audit Committee.

(2)   Denotes a member of the Corporate Governance Committee.

(3)   Denotes a member of Compensation Committee.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Trillion was the subject of a cease trade order in 2000 issued by the Ontario Securities Commission for failure to file its audited financial statements in the prescribed time frame. Patrick Downey, Henry Giegerich and Ronald Netolitzky were directors and/or officers at the time the cease trade order was issued and rescinded.

Other than as disclosed above, within the ten years before the date of this Information Circular, none of the current directors or officers of Trillion or any shareholder holding a sufficient number of securities of Trillion to affect materially the control of Trillion, has been a director or officer of any other issuer that, while that person was acting in that capacity:

      (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions under Canadian securities legislation, for a period of more than thirty consecutive days; or

      (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PENALTIES OR SANCTIONS

None of the directors or officers of Trillion, or any shareholder holding a sufficient number of securities of Trillion to affect materially the control of Trillion, has within the ten years before the date of this Information Circular, been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INDIVIDUAL BANKRUPTCIES

None of the directors or officers of Trillion, or any shareholder holding sufficient number of securities of Trillion to affect materially the control of Trillion, or a personal holding company of any such person has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person, with the exception of T. Gieselman, who during 2002 was subject to a voluntary assignment of bankruptcy being discharged December 2002. During this period T. Gieselman performed administrative duties as Compliance Manager and subsequent to the discharge assumed her position as Secretary/Treasurer.

CONFLICTS OF INTEREST

Certain directors and officers of Trillion are also directors, officers and/or promoters of other reporting and non-reporting issuers, which are engaged in natural resource exploration and development. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Trillion notwithstanding that they are bound by the Alberta Act to act at all times in good faith in the best interest of Trillion and to disclose such conflicts to Trillion if and when they arise. Save as disclosed herein, Trillion is not aware of the existence of any conflicts of interest between Trillion and any of its directors and officers as of the date of this Information Circular. Shareholders will be required to rely on the judgment and good faith of these persons in resolving any such conflicts of interest that may arise.

EXECUTIVE COMPENSATION

The following table summarizes information with respect to annual and long term compensation for the financial years ended June 30, 2003, 2002, and 2001 for the individuals who were, as at June 30, 2003, the chief executive officer and the other executive officers of the Corporation (the "NAMED EXECUTIVE OFFICERS"). No bonuses were paid. All amounts expressed below are in Canadian dollars:

SUMMARY COMPENSATION TABLE

                                                                     LONG TERM COMPENSATION
NAME AND              FISCAL PERIOD                                    COMMON SHARES UNDER
PRINCIPAL POSITION     ENDING JUNE     ANNUAL COMPENSATION SALARY        OPTIONS GRANTED
------------------    -------------    --------------------------    ----------------------
Patrick G. Downey         2003                 $134,000(1)                   150,000
President & CEO           2002                 $ 54,050(1)                   150,000
                          2001                 $ 54,000(1)                   150,000

(1) These amounts were paid to private corporations, majority owned by the named individual.

LONG TERM INCENTIVE PLANS

(i) The Company has no plans other than as set out herein pursuant to which cash or non-cash compensation was distributed to executive officers during the most recently completed financial year. The Company's Compensation Committee is responsible for succession planning, matters of compensation to executive officers and the review of options granted under the Company's stock option plans.

(ii) On November 9, 1995 the Company adopted a formalized stock option plan (the "PLAN") and shareholder approval was received on December 14, 1995. On October 1996, the Plan was revised and approved by shareholders on November 28, 1996. On August 15, 1997, the Company created an additional plan (hereinafter both of which are referred to as the "PLANS") which was approved by shareholders on December 15, 1997. Following the Company's recent stock consolidation, the Plans have been amalgamated into one plan, dated for reference November 22, 1999 (the "NEW STOCK OPTION PLAN"). The Plan was implemented for the granting of incentive stock options to executive officers, employees and directors.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Options were granted during the year as follows:


NAME              NUMBER OF SHARES     EXERCISE PRICE        EXPIRY DATE
-------------     ----------------     --------------     -----------------
P. Downey              150,000              0.27          February 26, 2006
R. Netolitzky          105,000              0.27          February 26, 2006
E. Cunningham           15,000              0.27          February 26, 2006
H. Giegerich            90,000              0.27          February 26, 2006
T. Gieselman            75,000              0.27          February 26, 2006
S. Champlin             20,000              0.27          February 26, 2006

The following table summarizes information with respect to all exercises of stock options during the financial year ended June 30, 2003 by each of the Named Executive Officers and the financial year-end value of unexercised stock options on an aggregated basis. The total of all unexercised options as at June 30, 2003 is 530,000 in aggregate.

AGGREGATED OPTIONS EXERCISED IN THE LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES


                         COMMON SHARES                                                        VALUE OF UNEXERCISED
                          ACQUIRED ON     AGGREGATE VALUE      UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS AT
                            EXERCISE          REALIZED         FINANCIAL YEAR END (#)       FINANCIAL YEAR END(1) ($)
NAME                          (#)               ($)          EXERCISABLE/ UNEXERCISABLE    EXERCISABLE/ UNEXERCISABLE
------------------       -------------    ---------------    --------------------------    --------------------------
Patrick G. Downey             Nil              Nil                  150,000                       Nil(1)
President & CEO

(1) The Company's shares were suspended from trading on The Toronto Stock Exchange effective August 31, 2000. The Company's shares continue to trade on the Over the Counter Bulletin Board.

COMPENSATION ON TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

At June 30, 2003 an employment contract with the President and CEO remains in place and provides for one year's current salary in the case of termination without cause.

DIRECTORS' COMPENSATION

No directors' fees or other compensation or benefits are paid to directors of the Company in that capacity.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company, nor proposed nominee for election as a director of the Company or any associate of any such director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Trillion's business. If the Arrangement does complete, Trillion Shareholders will be shareholders of ViceroyEx and will be subject to the ViceroyEx risk factors. See "ViceroyEx - Post-Arrangement - Risk Factors".

COMPETITION AND AGREEMENTS WITH OTHER PARTIES

The mining industry is intensely competitive in all its phases, and Trillion competes with other companies that have greater financial resources and technical facilities. Competition could adversely affect Trillion's ability to acquire suitable properties or prospects in the future.

Trillion may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and it may have its interest in the properties subject to such agreements reduced as a result. Also, if other parties to such agreements do not meet their share of such costs, Trillion may not be able to finance the expenditures required to complete recommended programs.

NATURE OF THE SECURITIES

The Trillion Shares involve a high degree of risk and should only be held by investors whose financial resources are sufficient to enable them to assume such risks. The Trillion Shares should not be held by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Trillion Shares should not constitute a major portion of an investor's portfolio.

PRICE VOLATILITY OF PUBLIC STOCK

In recent years securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for Trillion's shares will be subject to market trends generally and the value of Trillion's shares on the NASD:OTCBB may be affected by such volatility.

ECONOMIC CONDITIONS

Unfavourable economic conditions may negatively impact Trillion's financial viability. Unfavourable economic conditions could also increase Trillion's financing costs, decrease net income, limit access to capital markets and negatively impact the availability of credit facilities to Trillion.

DEPENDENCE ON MANAGEMENT

Trillion is very dependent upon the personal efforts and commitment of its existing management, who will also be partially responsible for the future conduct of post-Arrangement ViceroyEx's business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Trillion could result, and other persons would be required to manage and operate Trillion.

POSSIBLE NON-COMPLETION OF ARRANGEMENT

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Trillion will continue operations as an exploration company and will continue to be subject to the risk factors disclosed herein.

CONFLICTS OF INTEREST

Trillion's directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Trillion may participate, the directors and officers of Trillion may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Trillion will follow the provisions of the Alberta Act or the Company Act, as the case may be, dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Trillion's directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted by the Alberta Act or the Company Act. In accordance with the laws of Alberta, and British Columbia the directors and officers of Trillion are required to act honestly, in good faith and in the best interests of Trillion.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this Information Circular that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of drill results, the geology, grade and continuity of mineral deposits, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

PROMOTER

There is no person who may be considered a promoter of Trillion within the meaning of securities legislation applicable to Trillion.

LEGAL PROCEEDINGS

Trillion is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed under "Trillion Annual General Meeting Matters - Interest of Insiders in Material Transactions", no insider or director of Trillion and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Trillion's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect Trillion.

SPONSORSHIP AGREEMENTS

Trillion has not entered into any Sponsorship Agreements.

INVESTOR RELATIONS ARRANGEMENTS

Trillion has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Trillion or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

AUDITORS

The auditors of Trillion are Ernst & Young 100 Queen Street, Suite 1600, Ottawa, Ontario K1P 1K1.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Trillion Shares is Computershare Investor Services at its principal offices at 1500 University Avenue, Suite 700, Montreal, Quebec H3A 3S8.

MATERIAL CONTRACTS

The only agreements or contracts that Trillion has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement described under "The Arrangement - Arrangement Agreement"; and

2. Purchase Agreement entered into between Trillion, Trillion Resources (Guernsey) Limited and Great Lakes Minerals (Private) Limited dated March 31, 2003 as amended July 2, 2003.

A copy of any material contract or report may be inspected at any time up to the Trillion Meeting during normal business hours at the business office at Suite 1116 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

OTHER MATERIAL FACTS

There are no other material facts relating to Trillion and not disclosed elsewhere in this Information Circular or incorporated by reference herein.

                            VICEROY EXPLORATION LTD.

THE FOLLOWING INFORMATION IS PROVIDED BY VICEROYEX, IS PRESENTED ON A PRE-ARRANGEMENT BASIS AND IS REFLECTIVE OF THE CURRENT BUSINESS, FINANCIAL AND SHARE CAPITAL POSITION OF VICEROYEX. UNLESS OTHERWISE INDICATED, ALL CURRENCY AMOUNTS ARE STATED IN CANADIAN DOLLARS.

NAME AND INCORPORATION

ViceroyEx was incorporated as "Viceroy Exploration Ltd." under the Company Act (British Columbia) on March 31, 2003. ViceroyEx's head office, principal business address and registered and records office are located at 900-570 Granville Street, Vancouver, British Columbia V6C 3P1.

INTERCORPORATE RELATIONSHIPS

The following chart sets forth the organization of ViceroyEx, its direct and indirect subsidiaries and their jurisdictions of incorporation prior to completion of the Arrangement.

                    ------------------------------------------
                    |       VICEROY EXPLORATION LTD.         |
                    |          (British Columbia)            |
                    ------------------------------------------
                                       |
                                       |  100%
                                       |
                    ------------------------------------------
                    |    ORO BELLE RESOURCES CORPORATION     |
                    |          (British Columbia)            |
                    ------------------------------------------
                                       |
                                       |  100%
                                       |
                    ------------------------------------------
                    |          MINERA DE ORO (BVI)           |
                    |                 (BVI)                  |
                    ------------------------------------------
                                       |
                                       |  100%
                                       |
                    ------------------------------------------
                    |   MINAS ARGENTINAS (BARBADOS) INC.     |
                    |              (Barbados)                |
                    ------------------------------------------
                                       |
                                       |  100%
                                       |
                    ------------------------------------------
                    |         MINAS ARGENTINA S.A.           |
                    |              (Argentina)               |
                    ------------------------------------------
                                       |
                                       |  100%
                                       |
                    ------------------------------------------
                    |  GUALCAMAYO, SALAMANCA, LAS FLECHAS,   |
                    |        EVELINA, LAS CARACHAS,          |
                    |           LA BREA PROJECTS             |
                    ------------------------------------------

GENERAL DEVELOPMENT OF THE BUSINESS

ViceroyEx was incorporated on March 31, 2003. On June 30, 2003 it acquired the ViceroyEx Property by acquiring all of the issued shares of Oro Belle from Viceroy Resources Corporation (now Quest Capital Corp.) as part of a restructuring of such company (the Quest Arrangement) and commenced its business as an exploration and development company. See "ViceroyEx Property" for a description of the historical and proposed exploration of the ViceroyEx Property if the Arrangement completes.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation, save pursuant to the Quest Arrangement and the Arrangement as described herein. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of ViceroyEx is not known to ViceroyEx, however, shareholders may review the Pro Forma ViceroyEx Financial Statements attached as Schedule "C" hereto.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on ViceroyEx's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business.

PROPRIETARY PROTECTION

ViceroyEx does not own any patents, trademarks or other intellectual property.

STATED BUSINESS OBJECTIVES

ViceroyEx is carrying on business as an exploration and development company at the present time. See "ViceroyEx Property" below.

VICEROYEX PROPERTY

The ViceroyEx Properties are located in Argentina and are held by Minas Argentinas, S.A. ("MASA"), an indirect wholly-owned Argentinean subsidiary. MASA controls a portfolio of mineral projects consisting of a land position in excess of 70,000 hectares and an extensive geological and geochemical database. The principal MASA property is the Gualcamayo gold project, which contains a geologic resource. In addition to the Gualcamayo projects, MASA controls four other less advanced properties consisting of Salamanca, Las Fleches, Evelina, and Las Carachas.

GUALCAMAYO PROJECT

INDEPENDENT TECHNICAL REPORT

The following information and figures concerning the Gualcamayo Project have been derived from and are based upon a technical report prepared in accordance with National Instrument 43-101 by Paul E. Dircksen, a professional Registered Geologist and an independent consultant. The report was originally completed for Viceroy Resource Corporation as part of the Quest Arrangement and entitled "Viceroy Resource Corporation, Gualcamayo Gold Project, San Juan Province, Argentina" dated February 12, 2003. The report has subsequently been updated for Viceroy Exploration Ltd. as of July 31, 2003 and entitled "Viceroy Exploration Ltd., Gualcamayo Gold Project, San Juan Province, Argentina" (the "GUALCAMAYO REPORT"). As author of the Gualcamayo Report and as a qualified person under National Instrument 43-101, the author visited the Gualcamayo property and reviewed all data in the San Juan and Vancouver offices. The author did not have direct responsibility or involvement during the data collection process.

PROPERTY DESCRIPTION AND LOCATION

The Gualcamayo Project is located in west central Argentina in the San Juan province approximately 220 kilometres north of the city of San Juan. The Gualcamayo Project consists of approximately 24,600 hectares of land and is subject to a 1% production-based net smelter return royalty.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Gualcamayo Project is accessible throughout the year from the city of San Juan by paved and dirt roads. The climate is semi-arid with summer highs exceeding 40(degree) celsius and winter temperatures averaging 15(degree) celsius with sub-zero temperatures reached. The property is located in rugged terrain, with elevations in the project areas ranging from 1,600 to 2,500 metres. July and August can experience snow accumulations to 15 centimetres above 2,000 metres. The snow typically melts within one or two weeks. The general services and infrastructure for the area are good, and the national power grid is located approximately 65 kilometres from the project. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as consulting firms based in the region.

HISTORY

Local miners have sporadically prospected the Gualcamayo area over the past 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization.

Mincorp Exploraciones S.A ("MINCORP"), an Argentinean company, explored the skarn/intrusive related gold mineralization at the Amelia Ines, Magdalena and Belgrano deposits between 1983 and 1988. Mincorp reportedly spent US$6.5 million on exploration during this period with the work being comprised of surface trenching, sampling and mapping; surface and underground diamond drilling; underground development; and geophysical surveys.

MASA entered into a joint venture with Mincorp in 1997 to earn a 60% interest by spending US$5 million over five years. By 1999, MASA had earned its 60% interest; in 2002 MASA acquired the remaining 40% for US$1,000,000. MASA's exploration program was developed to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp. Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,256 metres and discovered a gold bearing carbonate breccia zone referred to as the Quebrada del Diablo ("QDD") zone.

Based on the drilling through 1999, MASA estimated an inferred geological resource for QdD of 37.7 million tonnes @ 1.16 grams per tonne ("G/T") gold (1,422,000 oz). Mineral Resources Development, Inc. ("MRDI"), an independent consulting firm of San Francisco, California, was retained to confirm MASA's resource estimate. MRDI verified the model using independently derived grade distributions, variography and kriged grade models. MRDI estimated the resources at 37.2 million tonnes grading 1.13 g/t gold (1,351,000 oz). Upon completion of the 2000 drill program, MASA updated the geologic resource using all drill data up to and including QDR-058 which yielded an indicated resource of 12.7 million tonnes grading 1.172 g/t gold (480,000 oz) with an additional inferred resource of 22.4 million tonnes grading 1.016 g/t gold (734,000 oz).

REGIONAL GEOLOGY

The Gualcamayo Project is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes. The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastics, which in turn are overlain by late Carboniferous Tertiary continental clastics. Permo-Triassic and Tertiary granitic complexes locally intrude all sediments.

During the Tertiary Andean Orogeny, sedimentary blocks were telescoped (shortened) eastward into a high-level fold and thrust belt with crustal shortening on the order of 60-90%. The net effect is a series of north-south trending thrust faults, with a stratigraphic displacement of more than 100 kilometres to the east, superimposing lower Paleozoic sediments over Tertiary and Permo-Triassic continental clastic redbeds.

LOCAL AND PROPERTY GEOLOGY

The Gualcamayo Project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan formations, which are overlain by marine clastics of Upper Ordovician Trapiche formation. The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex, oriented several kilometres east-west by one kilometres north-south, as a larger stock and a series of dikes. The intrusive phases have not been differentiated, however, subtle compositional variations and contrasting structural emplacement suggests a more complex intrusive history.

The dominant structural regime of the Precordillera is an east-west compressional deformation consistent with Andean deformation resulting in a series of north-south trending regional thrust faults. The Gualcamayo project is located between several of these regional thrust faults. Folding generated by this period of compressional deformation is cut by east north-east and east-west reverse faulting indicative of a subsequent north-south compressional event.

EXPLORATION

During 1996-1997, MASA conducted stream sediment sampling and reconnaissance rock-chip sampling that identified several areas, including the QdD zone. General geologic reconnaissance mapping followed the sampling including a detailed structural mapping at a scale of 1:250 in 2000. Between 1997 and 2000, MASA completed 58 drill holes totalling 11,256 meters (33 diamond holes and 25 reverse circulation) focused primarily on the QdD zone. The core was photographed, logged, split and samples were collected at generally two meter intervals.

Several diamond drill holes were twinned with reverse circulation holes to establish if gold was being lost during diamond drilling due to loss of auriferous fines within the various breccias. Both of the reverse circulation and diamond drill recoveries were less than 100%. According to a review by MRDI the study revealed that coincidental intervals of low gold values and poor recovery were more prevalent in diamond drill holes than reverse circulation holes.

MINERALIZATION

Gualcamayo is a sediment-hosted, structurally controlled, intrusive related gold occurrence. Gold mineralization is concentrated within stockwork fractured carbonates, carbonate breccias and intrusive breccias within or proximal to a porphyry intrusive complex. The mineralization can be described as a low sulfide bearing (LESS THAN 3%) and low silica system. The gold in the breccias is related to a hydrothermal event overprinting the skarn and extending into the surrounding carbonate section. The mineralized structures are strongly oxidized throughout the depth of drilling. Skarn mineralization at Amelia Ines is comprised of chalcopyrite, sphalerite, galena, pyrhotite and pyrite representing an earlier higher temperature event.

MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

A geological resource was estimated by Ronald G. Simpson, P.Geo. (GeoSim Services Inc.) in August 2001. The estimate was based on all drill data, as well as geologic data collected by R. Diment and P. Marquis during the 2000 program. The global resource estimate, based on a cut-off grade of 0.6 g/t gold, is as follows:

                            TONNES          GRADE        TOTAL OZ
CATEGORY                   (000'S)        G/T GOLD        (000'S)
-----------                -------        --------       --------
Indicated                   12,734          1.17            480
Inferred                    22,449          1.02            734


MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testwork to date includes 24-hour bottle-roll tests on eight samples by Resources Development, Inc ("RDI"), a metallurgical testing facility of Colorado, U.S.A., and 140 reverse circulation samples performed by Viceroy Resource Corporation at its Castle Mountain and Brewery Creek facilities. The results from RDI's work showed gold recoveries in excess of 92% within 24 hours on all oxidized samples with sodium cyanide consumption being low. The recoveries from Viceroy's testwork for oxidized material averaged 85%, again indicating the amenability of oxide material to direct cyanidation. To date, a very small percentage (10%) of the mineralized body is classified as sulfide. Additional column testing will be required.

RECOMMENDATIONS

Continued exploration work at Gualcamayo is recommended. Numerous areas have been identified that warrant additional exploration. Further drilling within the resource area is necessary prior to any pre-feasibility study. Future work programs will focus on the potential to outline higher grades; to expand the resource in order to reduce the waste to ore ratio; and to locate ore zones of mineralization. A two-phase program for the Gualcamayo area is recommended:

Phase I proposed exploration work program is estimated to cost US$300,000 and includes:

o Detailed mapping/sampling of geochemical targets at the Gualcamayo and Salamanca Projects.

o Detailed mapping and sampling of regional geochemical anomalies and structures within the intrusive complex and peripheral to it.

o     Continue metallurgy studies for Amelia Ines and Salamanca.

o     Complete bottle roll tests.

o     Log and sample all Mincorp core.

Phase II proposed exploration work program is estimated to cost US$1,000,000 and includes:

o     Drill test targets peripheral to and on-strike with the Gualcamayo
      Project.

o In-fill drill areas of structurally-controlled higher grade mineralization within the resource boundary.

o Drill test regional targets within the intrusive complex and peripheral to it.

o Drill test new targets established from the Phase I exploration work program.

SALAMANCA PROJECT, ARGENTINA

PROPERTY DESCRIPTION AND LOCATION

The Salamanca Project is located in the northeast part of the Guandacol District. The project is situated on the boundary of La Rioja and San Juan Provinces, approximately 230 km north of the city of San Juan, is located 10 kilometres north of Gualcamayo, and consists of 3,155 hectares. The Salamanca Project is accessible throughout the year by paved and dirt roads. The property is located in rugged terrain, with elevations ranging from 1,600 to 2,500 metres.

HISTORY

In the late 1980s, a subsidiary of Anglo American conducted mapping, sampling, trenching, and limited drilling on the property. MASA acquired the project under an option agreement and between 1996 and 1997, completed two phases of work that included mapping, sampling, and drilling. MASA's exploration program outlined a sediment-hosted, skarn-related mineralized zone with a strike length of over 600 metres and a thickness of up to 55 metres.

GEOLOGY AND MINERALIZATION

The geologic setting is similar to the Gualcamayo Project except that the Salamanca Project is at the eastern most or leading edge of the thrust sequence. At the Salamanca Project upper Cambrian carbonates are thrusted over Tertiary clastics (arenites, mudstones, and red-beds). Dacitic intrusives with strong potassic (adularia) alteration have intruded this structural unit of disturbed sediments. Gold mineralization is primarily hosted in an argillically altered, silicified, pyritized arenite unit. Mineralization is associated with a north-northwest trending thrust fault.

The mapping, sampling and drilling completed by Mincorp and MASA have defined a potential mineralized zone extending approximately 600 meters along strike and 40 to 50 meters thick. The zone appears to be open along strike and at depth.

RECOMMENDATIONS

Additional exploration of the Salamanca Project is recommended. A number of silt and rock chip geochemical anomalies require follow-up detailed geologic mapping, sampling and drill testing. A recommended program is included in the total Gualcamayo Project budget.

OTHER PROJECTS

MASA controls three other projects situated in the high Andes of Argentina. These projects are Evelina, Las Carachas/Cordon de la Brea, and Las Flechas. Las Flechas is located in the Department of Iglesia, in northwestern San Juan Province and consists of 32,419 hectares. Evelina is located approximately 210 kilometres northwest of San Juan City in the Valle del Cura Region, San Juan Province and consists of 6,498 hectares. The Las Carachas-Cordon de la Brea project consists of 8,600 hectares, and is located 320 kilometers north of the provincial capital of San Juan. All three properties have had various amounts of work completed by MASA and its former partners. MASA is currently compiling and reviewing all the historical data collected in order to develop an exploration program and budget. This work will be completed in 2003.

AVAILABLE FUNDS

ViceroyEx has been advanced $500,000 and has arranged an additional financing (the "VICEROYEX ADDITIONAL FINANCING") by way of private placement of 4,200,000 units at $0.50 per unit for gross proceeds of $2.1 million to be available immediately following the listing of the ViceroyEx Shares on the TSX Venture. Each unit consists of one ViceroyEx Share and one share purchase warrant ("WARRANTS") to purchase an additional ViceroyEx Share at $0.60 per share for three years if ViceroyEx Shares are listed on Tier 1 of the TSX Venture and for two years if ViceroyEx Shares are listed on Tier 2 of the TSX Venture. If for a period of twenty (20) consecutive trading days the closing price of the common shares without par value in the capital of ViceroyEx on the TSX Venture (or if ViceroyEx is not then listed on the TSX Venture then on such other stock exchange upon which the common shares without par value in the capital of ViceroyEx are listed) is at or exceeds CDN$1.20, then ViceroyEx may give notice in writing to the purchasers that the Warrants shall expire at 4:00 p.m. (Vancouver time) on the 30th business day following delivery of notice (the "ACCELERATED EXPIRY TIME") unless previously exercised by the purchaser.

ViceroyEx expects to have the following funds (the "AVAILABLE FUNDS") available to it upon listing of the ViceroyEx Shares on the TSX Venture and completion of the full amount of the ViceroyEx Additional Financing but prior to the completion of the Arrangement:

Working Capital                                                $  500,000
ViceroyEx Additional Financing                                  2,100,000
                                                               ----------
Total                                                          $2,600,000
                                                               ==========

PRINCIPAL PURPOSES

ViceroyEx anticipates that it will use the Available Funds as follows:

To pay the estimated transaction costs                              $   75,000
To pay commission for Viceroy Additional Financing                     105,000
                                                                       -------
To pay for the Phase I exploration work program (1)                    420,000
To pay for the Phase II exploration work program (1)                 1,400,000
To pay estimated administrative expenses for the next 18 months        330,000
Unallocated working capital                                            270,000
                                                                       -------
                                                           TOTAL:   $2,600,000
                                                                    ==========

(1) See "ViceroyEx Property".

ViceroyEx will spend the funds available to it on completion of the Arrangement to carry out its proposed exploration and development program set out under "ViceroyEx Property". There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes selected financial information from inception of March 31, 2003 to fiscal year ended June 30, 2003.. The information should be read in conjunction with ViceroyEx's consolidated financial statements and related notes and other financial information.

Current Assets..................................................   $  556,061
Resource Properties.............................................    6,015,995
Total Assets....................................................   $6,572,056
                                                                   ==========
Total Liabilities and Shareholders' Equity......................   $6,572,056
                                                                   ==========


DIVIDEND POLICY

ViceroyEx has not paid dividends since its incorporation. ViceroyEx currently intends to retain all available funds, if any, for use in its business.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of ViceroyEx consists of 100,000,000 ViceroyEx Shares, 100,000,000 First Preferred Shares and 100,000,000 Second Preferred Shares of which 13,800,000 ViceroyEx Shares are issued and outstanding. 18,000,000 ViceroyEx Shares will be issued and outstanding upon completion of the ViceroyEx Additional Financing.

Holders of ViceroyEx Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of ViceroyEx available for distribution to holders of ViceroyEx Shares in the event of liquidation, dissolution or winding-up of ViceroyEx. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares.

ViceroyEx First Preferred Shares / Second Preferred Shares

ViceroyEx First Preferred Shares and ViceroyEx Second Preferred Shares may be issued in one or more series. The directors of ViceroyEx may by resolution of the directors before the issue of any series alter ViceroyEx's Memorandum to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction. Holders of ViceroyEx First Preferred Shares of each series rank on a parity with the ViceroyEx First Preferred Shares of every other series and are entitled to preference over the ViceroyEx Second Preferred Shares, and the ViceroyEx Shares. Holders of ViceroyEx Second Preferred Shares of each series rank on a parity with the ViceroyEx Second Preferred Shares of every other series and are entitled to preference over the ViceroyEx Shares.

The following table and the notes thereto set forth the share and loan capital of ViceroyEx as at the dates of this Information Circular.


DESIGNATION OF SECURITY     AUTHORIZED      AMOUNT OUTSTANDING PRIOR TO THE ARRANGEMENT(1)
-----------------------     -----------     ----------------------------------------------
Common Shares               100,000,000                      13,800,000(2)
First Preferred Shares      100,000,000                           Nil
Second Preferred Shares     100,000,000                           Nil


(1)   All figures are unaudited.

(2) There will be 18,000,000 ViceroyEx Shares issued and outstanding upon completion of the ViceroyEx Additional Financing. ViceroyEx has arranged for the completion of a private placement of 4,200,000 common shares and warrants to purchase a total of 4,200,000 common shares raise gross proceeds of $2.1 million immediately following listing of ViceroyEx's common shares on the TSX Venture. The subscription funds are to be held in escrow until ViceroyEx's shares are listed for trading and the private placement will then close. Accordingly, the number of issued common shares includes the 4,200,000 shares to be issued on the private placement. Each warrant is exercisable into one common share for a period of three years at a price of $0.60 if ViceroyEx obtains a listing on Tier 1 of the TSX Venture or for a period of two years if ViceroyEx obtains a listing on Tier 2 of the TSX Venture. If for a period of 20 consecutive business days the closing price of ViceroyEx is at or above $1.20, then the warrant shall expire 30 days following delivery of notice. In addition in connection with the ViceroyEx Additional Financing, ViceroyEx has granted to brokers warrants to purchase 350,000 common shares at an exercise price of $0.60 per for one year after the date of issue of the warrants.

CONSOLIDATED CAPITALIZATION

There has not been and it is not proposed there be any material change in the share and loan capital of ViceroyEx on a consolidated basis since the date of incorporation, save for the proposed issuance of ViceroyEx Shares pursuant to the Arrangement and the ViceroyEx Additional Financing.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

                             NUMBER OF VICEROYEX                            MARKET VALUE OF
                              SHARES SUBJECT TO                            SECURITIES ON THE      NUMBER IN THE
OPTIONEES                          OPTIONS             EXERCISE PRICE        DATE OF GRANT            GROUP
---------------------        -------------------       --------------      -----------------      -------------
Executive Officers(1)              200,000                  $0.50           Sept. 12, 2003              3
                                   200,000                  $0.60(2)        Sept. 18, 2003

Directors                          500,000                  $0.50           Sept. 12, 2003              5

Employees                            Nil                     N/A                  N/A                   0

Consultants                          Nil                     N/A                  N/A                  N/A


(1)   Excludes one director who is an officer of the Company.

(2) Exercise price is $0.60 per share or the average trading price of the Company's stock for the first five days of trading of the Company's stock on a recognized exchange, whichever is the greater.

See "Prior Sales" for details of the warrants and brokers warrants to be issued in connection the Viceroy Additional Financing.

PRIOR SALES

On completion of the Quest Arrangement, there were 13,800,000 ViceroyEx Shares issued at a deemed value issue price of $0.47 per share. 4,200,000 additional ViceroyEx Shares at an issue price of $0.50 per share will be issued and outstanding upon the completion of the ViceroyEx Additional Financing. In addition, there will be issued 4,200,000 Warrants as described under "Available Funds". In addition in connection with the ViceroyEx Additional Financing, ViceroyEx has granted brokers' warrants to purchase 350,000 common shares at an exercise price of $0.60 per for one year after the date of issue of the warrants.

PERFORMANCE SHARES OR ESCROW SECURITIES

There are currently no ViceroyEx Shares held in escrow.

RESALE RESTRICTIONS

The ViceroyEx Shares exchanged pursuant to the Arrangement will be distributed under exemptions from the requirements to provide a prospectus or involve a registrant (i.e. broker) under applicable Canadian securities laws and pursuant to registration exemptions under U.S. securities laws. The ViceroyEx Shares may be resold in each of the provinces and territories of Canada, except Quebec, without significant restriction, provided the issuer has been a reporting issuer in a qualifying jurisdiction such as British Columbia for more than 12 months (ViceroyEx is deemed to have been reporting in British Columbia for more than 12 months), the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

An application has been made to the QSC for an order under Section 50 of the Securities Act (Quebec) for an exemption from prospectus and resale requirements in connection with the exchanges of the ViceroyEx Shares under the Arrangement. If such decision is granted by the QSC, Quebec Shareholders are expected to have no restrictions upon the resale of the ViceroyEx Shares.

Resale restrictions applicable to holders of ViceroyEx Shares who are subject to U.S. securities laws are set forth under "U.S. Securities Laws - Issuance and Resale of Arrangement Securities under U.S. Securities Laws".


PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of ViceroyEx, no person, beneficially owns, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the outstanding voting securities of ViceroyEx except the following:

NAME AND MUNICIPALITY OF     DESIGNATION      TYPE OF      NUMBER AND (PERCENTAGE) OF
RESIDENCE(1)                   OF CLASS      OWNERSHIP         VICEROYEX SHARES(2)
------------------------     -----------     ---------     --------------------------
QUEST CAPITAL CORP.            Common          Direct            2,776,451(3)
Vancouver, B.C.                                                       (20%)



(1) Information in this table is based on information provided to ViceroyEx by those named.

(2) The percentage of ViceroyEx Shares held by Quest will be affected once the ViceroyEx Additional Financing is completed.

(3) Quest is currently in discussions to sell, which may or not be completed, subject to certain conditions, 1,300,000 of these ViceroyEx Shares which would reduce its holdings to 1,476,451 ViceroyEx Shares representing approximately 8.2% assuming the ViceroyEx Additional Financing is completed and prior to the Arrangement which may or may not be completed.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position with ViceroyEx and principal occupation of, and number and percentage of ViceroyEx Shares to be owned or over which control and direction may be exercised by, each of the directors and the executive officers of ViceroyEx prior to completion of the Arrangement.

NAME, POSITION AND                      PRINCIPAL OCCUPATION FOR THE PAST     NO. OF SECURITIES
MUNICIPALITY OF RESIDENCE (1)(2)                    FIVE YEARS                     (3)(4)              PERCENTAGE(4)
----------------------------------    -------------------------------------   -----------------        --------------
W. DAVID BLACK                        Partner, DuMoulin Black, Barristers &   Free:74,715 Direct         LESS THAN 1%
Vancouver, B.C.                       Solicitors.                             88,005 Indirect
Director                                                                      Escrowed: Nil
                                                                              Pooled: Nil
                                                                              Options: 100,000
                                                                              Warrants:  80,000

MICHAEL H. HALVORSON                  Michael Halvorson is president of       Free: 136,676 Direct           1%
Edmonton, Alberta                     Halcorp Capital Ltd., a private         115,913 Indirect
Director                              investment company, and a director of   Escrowed: Nil
                                      several natural resource companies.     Pooled: Nil
                                                                              Options: 100,000
                                                                              Warrants:  80,000

ROBERT V. MATTHEWS                    President, Sheppards Building           Free: 104,000 Direct       LESS THAN 1%
North Vancouver, B.C.                 Materials Inc.; Director of Viceroy     Escrowed: Nil
Director                              Resource Corporation, 1998 to June      Pooled: Nil
                                      2003.                                   Options: 100,000
                                                                              Warrants:  50,000

RONALD K. NETOLITZKY                  Geologist since 1965.; President and    Free: 467,214 Direct           3%
Victoria, B.C.                        Director of Keewatin Consultants Inc.   Escrowed: Nil
Chairman, President, and Chief        (geological consulting firm);           Pooled: Nil
Executive Officer, Director           Chairman, Viceroy Resource              Options: 300,000
                                      Corporation (now Quest Capital          Warrants:  55,000
                                      Corp.), October 1996 to November
                                      2002; President and CEO, Viceroy
                                      Resource Corporation (now Quest
                                      Capital Corp.), December 31, 2001 to
                                      June 30, 2003; Former President and
                                      CEO of Trillion and Director of
                                      several resources companies.

A. MURRAY SINCLAIR                    Chairman and Director, Viceroy since    Free: Nil                     Nil
Vancouver, B.C.                       November 2002; President & Director     Escrowed: Nil
Director                              of Quest July 2002 to present;          Pooled: Nil
                                      President, Quest Ventures Ltd., Dec.    Options: 100,000
                                      1996 to present; President, Avatar      Other: Nil
                                      since Jan. 2003 and Director 2002 to
                                      present; Director, Arapaho 1998 to
                                      present; and Director, Arapaho-Sub,
                                      Jan. 1997 to present.

SUSAN M. NEALE                        Certified General Accountant; Chief     Free: 47,625 Direct        LESS THAN 1%
Vancouver, B.C.                       Financial Officer, Viceroy since        Escrowed: Nil
Chief Financial Officer               August 2001; Controller of Viceroy,     Pooled: Nil
                                      June 1996 to May 2000.                  Options: 75,000
                                                                              Warrants: 5,000

KIM C. CASSWELL                       Corporate Secretary, Viceroy since      Free: Nil                     Nil
Maple Ridge, B.C.                     June 2001; Corporate Secretary, CVL     Escrowed: Nil
Corporate Secretary                   Resources Ltd, Essex Resource           Pooled: Nil
                                      Corporation, Sennen Resources Ltd.      Options: 25,000
                                      and Chase Resource Corporation to
                                      April 2001.


(1) The information as to residence and principal occupation, not being within the knowledge of ViceroyEx, has been furnished by the respective directors and officers individually.

(2) Directors serve until the earlier of the next annual general meeting or their resignation.

(3) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of ViceroyEx, has been furnished by the respective directors and officers individually based on shareholdings in Viceroy as of the date of this Circular and includes participation in the ViceroyEx Additional Financing.

(4)   Includes the ViceroyEx Additional Financing.

Prior to the Arrangement the directors and senior offices as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 1,059,148 ViceroyEx Shares representing approximately 6% of the issued ViceroyEx Shares assuming the ViceroyEx Financing is completed.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No director or officer of ViceroyEx, or to the knowledge of ViceroyEx any shareholder holding a sufficient number of ViceroyEx shares to affect materially the control of ViceroyEx, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer, save as follows with respect to Murray Sinclair:

Pretium Industries Inc. (formerly VisuaLABS Inc.)

On November 28, 2001, Quest Ventures Ltd. ("QUEST VENTURES"), a company in which
A. Murray Sinclair is a shareholder and director, participated in a private placement of 4,000,000 common shares in Pretium Industries Inc. (formerly VisuaLABS Inc.) ("PRETIUM"). Pretium is a corporation the common shares of which trade on the TSX Venture. Subsequent to the private placement, Mr. Sinclair was appointed director of Pretium. Notwithstanding that Pretium received the appropriate approvals prior to the completion of the private placement, including that of the Canadian Venture Exchange Inc. (the predecessor to TSX Venture), an existing shareholder of Pretium appealed the approval of the TSX Venture to the British Columbia Securities Commission ("BCSC"). On February 27, 2002, the BCSC rendered a decision, that among other items, provided as follows:

Under Section 161(1)(c) of the Securities Act (British Columbia) that the exemptions described in Sections 44 to 47, 74, 75, 98 and 99 did not apply to Pretium until a meeting of shareholders had been held at which the shareholders of Pretium ratified the private placement noted above. Under Section 161(1)(c) of the Securities Act (British Columbia) that the exemptions described in Sections 44 to 47, 74, 75, 98 or 99 did not apply to Quest Ventures in respect of the 4,000,000 common shares of Pretium issued to Quest Ventures pursuant to the private placement noted above until a meeting of shareholders had been held at which the shareholders of Pretium ratified the private placement noted above.

On April 19, 2002, the BCSC issued a Variation Order with respect to the above decision that provided as follows:

      1. on May 23, 2002, Pretium hold the annual and special meeting of its shareholders at which the shareholders would elect the board of directors of Pretium;

      2. at the meeting, before the election of the board, the shareholders would vote whether to ratify Pretium's issuance of 4,000,000 shares to Quest Ventures on November 28, 2001, or to direct the board to take all necessary steps to reverse the issuance of the Quest Ventures shares;

      3. the ratification of the issuance of the Quest Ventures shares be by way of resolution passed by a majority of the votes cast at the meeting, other than votes attaching to shares owned, directly or indirectly, by:

            (a) Quest Ventures, the officers or directors of Quest Ventures, the officers or directors of Pretium, or the associates of any of them, or

            (b)   Sheldon Zelitt, Joy Zelitt or Downsview;

      4. the information circular provided to the shareholders in connection with the meeting disclose all material facts relating to the issuance of the Quest Ventures shares;

      5. if the shareholders did not ratify the issuance of the Quest Ventures shares:

            (a) the Quest Ventures shares could not be voted in respect of the election of the board at the meeting; and

            (b) the boards of Pretium and Quest Ventures would take all necessary steps to reverse the issuance of the Quest Ventures shares.

A meeting of the shareholders of Pretium was held on May 23, 2002 at which time the issuance of 4,000,000 Pretium shares to Quest Ventures was ratified by the shareholders.

PENALTIES OR SANCTIONS

No director or officer of ViceroyEx, or to the knowledge of ViceroyEx any shareholder holding a sufficient number of ViceroyEx shares to affect materially the control of ViceroyEx is, or during the 10 years prior to the date hereof, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

INDIVIDUAL BANKRUPTCIES

No director or officer of ViceroyEx, or to the knowledge of ViceroyEx any shareholder holding a sufficient number of ViceroyEx shares to affect materially the control of ViceroyEx, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

CONFLICTS OF INTEREST

The directors of ViceroyEx are required by law to act honestly and in good faith with a view to the best interest of ViceroyEx and to disclose any interests which they may have in any project or opportunity of ViceroyEx. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises, any director in a conflict must disclose his interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of ViceroyEx's knowledge, there are no known existing or potential conflicts of interest among ViceroyEx, its promoters, directors, officers or other members of management of ViceroyEx as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Executive Compensation" and "Interest of Management and Others in Material Transactions".

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by ViceroyEx during the period from incorporation.

EXECUTIVE COMPENSATION

The following table summarizes information with respect to annual and long term compensation since the date of incorporation on March 31, 2003 to fiscal year end of June 30, 2003 for the individuals who were, as at June 30, 2003, the chief executive officer and the other executive officers of ViceroyEx (the "NAMED EXECUTIVE Officers"). No bonuses were paid. All amounts expressed below are in Canadian dollars:

SUMMARY COMPENSATION TABLE

                                                                 LONG TERM COMPENSATION
NAME AND PRINCIPAL      DATE OF INCORPORATION    COMPENSATION     COMMON SHARES UNDER
POSITION                         TO                 SALARY          OPTIONS GRANTED
--------------------    ---------------------    ------------    ----------------------
Ronald K. Netolitzky     September 30, 2003         Nil(1)              Nil(2)
President & CEO



(1) See "Interest of Management and Others in Material Transactions" for arrangements entered into subsequent to year end.

(2) See "Options and Other Rights to Purchase Shares" for options granted subsequent year end.

LONG TERM INCENTIVE PLANS

(i) ViceroyEx has no plans other than as set out herein pursuant to which cash or non-cash compensation was distributed to executive officers since incorporation. ViceroyEx's Compensation Committee is responsible for succession planning, matters of compensation to executive officers and the review of options granted under ViceroyEx's stock option plans.

(ii) On September 12, 2003 ViceroyEx adopted a formalized stock option plan (the "PLAN") subject to shareholder approval. The Plan was implemented for the granting of incentive stock options to executive officers, employees and directors.

OPTION GRANTS DURING THE PERIOD MARCH 31, 2003 TO SEPTEMBER 30, 2003

Options were granted to the Named Executive Officers as follows:

NAME               NUMBER OF SHARES     EXERCISE PRICE         EXPIRY DATE
--------------     ----------------     --------------     ------------------
R. Netolitzky           100,000              0.50          September 12, 2008
R. Netolitzky           200,000              0.60(1)       September 18, 2008


(1) Exercise price is $0.60 per share or the average trading price of the Company's stock for the first five days of trading in the Company's stock on a recognized exchange, whichever is the greater.

The following table summarizes information with respect to all exercises of stock options since incorporation by each of the Named Executive Officers and value of unexercised stock options as at September 30, 2003 on an aggregated basis:

AGGREGATED OPTIONS EXERCISED SINCE INCORPORATION AND OPTION VALUES AS AT SEPTEMBER 30, 2003

                             COMMON                        UNEXERCISED OPTIONS AT        VALUE OF UNEXERCISED
                             SHARES          AGGREGATE       SEPTEMBER 30, 2003        IN-THE-MONEY OPTIONS AT
                           ACQUIRED ON         VALUE                 (#)                SEPTEMBER 30, 2003(1)
                            EXERCISE          REALIZED           EXERCISABLE/                     ($)
NAME                           (#)              ($)             UNEXERCISABLE         EXERCISABLE/ UNEXERCISABLE
--------------------       ------------      ---------     ----------------------     --------------------------
Ronald K. Netolitzky           Nil              Nil              Nil/300,000                  Nil/Nil(1)
President & CEO


(1) None of the options can be exercised until receipt of shareholder approval.

COMPENSATION ON TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

ViceroyEx has no compensatory plan or arrangement to compensate executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

DIRECTORS' COMPENSATION

ViceroyEx has no arrangements, standard or otherwise, pursuant to which Directors are compensated by ViceroyEx for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

Options were granted to the Directors or Officers of ViceroyEx (excluding the Named Executive Officers) since incorporation as follows:

NAME                      NUMBER OF SHARES     EXERCISE PRICE          EXPIRY DATE
---------------------     ----------------     --------------      ------------------
Robert V. Matthews            100,000               0.50           September 12, 2008
Michael D. Winn               100,000               0.50           September 12, 2008
Michael H. Halvorson          100,000               0.50           September 12, 2008
W. David Black                100,000               0.50           September 12, 2008
A. Murray Sinclair            100,000               0.50           September 12, 2008
Susan M. Neale                 75,000               0.50           September 12, 2008
Kim C. Casswell                25,000               0.50           September 12, 2008


RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to ViceroyEx's proposed business.

NATURE OF THE SECURITIES

ViceroyEx Shares are not currently listed on any stock exchange. Even if a listing is obtained, the purchase of ViceroyEx Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The ViceroyEx Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of ViceroyEx should not constitute a major portion of an investor's portfolio.

POSSIBLE NON-COMPLETION OF ARRANGEMENT

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will inadequate complete. If the Arrangement does not complete, ViceroyEx will need to obtain financing. There is no assurance that it will be able to do so. If the Arrangement does complete, ViceroyEx Shareholders will be subject to the risk factors described below relating to resource properties.

NO OPERATING HISTORY

ViceroyEx was incorporated on March 31, 2003, has only recently commenced active operations and therefore has no significant operating history.

DEPENDENCE ON MANAGEMENT

ViceroyEx will be dependent upon the personal efforts and commitment of its existing management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of ViceroyEx could result, and other persons would be required to manage and operate ViceroyEx.

NO CURRENT MARKET

There is currently no market through which ViceroyEx Shares may be sold and holders of ViceroyEx Shares may not be able to resell them. However, it is a condition of the Arrangement that the ViceroyEx Shares to be issued upon the completion of the Arrangement be listed or conditionally listed on a stock exchange.

FINANCING RISKS

If the Arrangement completes, additional funding may be required to complete the funding of the proposed exploration program on the ViceroyEx Property and to conduct any other exploration programs. If ViceroyEx's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to ViceroyEx are the sale of equity capital, or the offering by ViceroyEx of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause ViceroyEx to reduce or terminate its proposed operations.

NO HISTORY OF EARNINGS

ViceroyEx has only recently commenced operations and therefore has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it will acquire pursuant to the Arrangement or otherwise will generate earnings, operate profitably or provide a return on investment in the future. ViceroyEx has no current plans to pay dividends. The future dividend policy of ViceroyEx will be determined by its board of directors.

EXPLORATION AND DEVELOPMENT

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on ViceroyEx's properties. There is no certainty that the expenditures to be made by ViceroyEx in the exploration of the ViceroyEx Property or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by ViceroyEx will be affected by numerous factors beyond the control of ViceroyEx. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in ViceroyEx not receiving an adequate return on invested capital.

DILUTION

ViceroyEx plans to focus on exploring its properties, but to commence such activities, other than completion of the proposed exploration program on the ViceroyEx Property, and to acquire additional properties will require additional funds. ViceroyEx will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which will result in a substantial dilution of the equity interests of any persons who may become ViceroyEx Shareholders as a result of or subsequent to the Arrangement.

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS

Even if ViceroyEx's mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition from local constituents, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. ViceroyEx's mineral properties are located in Argentina. Mineral exploration and mining activities in Argentina may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of ViceroyEx and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina's status as a developing country may make it more difficult for ViceroyEx to obtain any required exploration, development and production financing for its projects.

PERMITS AND LICENSES

The operations of ViceroyEx will require licenses and permits from various governmental authorities. ViceroyEx believes it will receive as part of the acquisition or will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that ViceroyEx will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

TITLE MATTERS

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. ViceroyEx has obtained title opinions in respect of the ViceroyEx Property to the extent appropriate in the circumstances. However, there is no guarantee of title to any of the ViceroyEx Property. The ViceroyEx Property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. ViceroyEx has not surveyed the boundaries of any of the ViceroyEx Property and consequently the boundaries of the ViceroyEx Property may be disputed. The ViceroyEx Property may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

COMPETITION

Competition in the mineral exploration business is intense and could adversely affect ViceroyEx's ability to suitably develop its properties. ViceroyEx will be competing with many other exploration companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

POTENTIAL PROFITABILITY DEPENDS UPON FACTORS BEYOND THE CONTROL OF VICEROYEX

If minerals were discovered on ViceroyEx's properties, the potential profitability of such properties is dependent upon many factors beyond ViceroyEx's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways ViceroyEx cannot predict and are beyond ViceroyEx's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of ViceroyEx.

INFLUENCE OF MINERAL PRICES

Factors beyond the control of ViceroyEx may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond ViceroyEx's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

OPERATING HAZARDS AND RISKS

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which ViceroyEx will have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although ViceroyEx intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event ViceroyEx could incur significant costs that could have a materially adverse effect upon its financial condition.

ENVIRONMENTAL, HEALTH AND SAFETY REGULATION OF RESOURCE INDUSTRY

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on ViceroyEx's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on ViceroyEx. Additionally, ViceroyEx may be subject to liability for pollution or other environmental damages, which it may not insure against.

UNINSURABLE RISKS

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and ViceroyEx may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of ViceroyEx.

ViceroyEx is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. ViceroyEx will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if ViceroyEx becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds ViceroyEx has to pay such liabilities and result in bankruptcy. Should ViceroyEx be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

CURRENCY FLUCTUATIONS

ViceroyEx maintains its accounts in Canadian currency. If ViceroyEx locates minerals on its properties, its market for the sale of such minerals will be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect its financial position and results.

CONFLICTS OF INTEREST

Some of the proposed directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with ViceroyEx. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act.

Some of the directors and officers of ViceroyEx are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to ViceroyEx and their duties to the other companies on whose boards they serve, the directors and officers of ViceroyEx have agreed to the following:

1. Participation in other business ventures offered to the directors will be allocated among the various companies on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate;

2. No commissions or other extraordinary consideration will be paid to such directors and officers; and

3. Business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to ViceroyEx except on the same or better terms than the basis on which they are offered to third party participants.

PROMOTER

Quest took the initiative in the original ViceroyEx's organization and, accordingly, may be considered to be the promoter of ViceroyEx within the meaning of applicable securities legislation. Quest received 2,776,451 ViceroyEx Shares representing approximately 20% of the issued ViceroyEx Shares upon the completion of Quest Arrangement which resulted in the organization of ViceroyEx. Quest is in discussions which may or may not complete, subject to certain conditions, to sell 1,300,000 of these ViceroyEx Shares which will reduce its holdings to 1,476,451 ViceroyEx Shares representing approximately 8.2% of the issued shares taking into account the ViceroyEx Additional Financing and prior to the arrangement.

LEGAL PROCEEDINGS

ViceroyEx and its subsidiaries are not a party to any material legal proceedings and ViceroyEx is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of ViceroyEx and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect ViceroyEx save as described below and elsewhere disclosed herein. See "Significant Acquisitions and Dispositions" above.

1.    Quest acted as the promoter as described under "Promoter" above;

2. Certain officers and directors of ViceroyEx are also directors and officers of Quest; and

3. ViceroyEx has entered into a Consulting Services Agreement (the "KEEWATIN AGREEMENT") dated July 1, 2003 with Keewatin Consultants Inc. ("KEEWATIN") whereby, Ronald K. Netolitzky as Principal of Keewatin (the "CONSULTANT"), will act as President and Chief Executive Officer of ViceroyEx. Remuneration for these services will be a monthly retainer of $7,500. As incentive to the Consultant, additional stock options will be granted to the Consultant as considered appropriate from time to time.

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

ViceroyEx has not entered into any Sponsorship or Fiscal Agency Agreements.

RELATIONSHIP BETWEEN VICEROYEX AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of ViceroyEx or of an associate or affiliate of ViceroyEx, held by a "professional person" as referred to in Section 106(2) of the Rules under the Securities Act (British Columbia), a responsible solicitor or any principal of the responsible solicitor's firm, save that Mr. David Black, a director of ViceroyEx, is a partner of DuMoulin Black which acts as solicitors and counsel for Viceroy in connection with the Arrangement. Mr. Black and the other partners of his firm own less than 1% of the ViceroyEx Shares.

AUDITORS

The auditors of ViceroyEx are PricewaterhouseCoopers LLP at Suite 200, 250 Howe Street, Vancouver, British Columbia.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the ViceroyEx Shares is Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

PARTICULARS OF MATERIAL CONTRACTS

The only agreements or contracts that ViceroyEx has entered into since its incorporation on March 31, 2003 or will enter into as part of the Arrangement which may be reasonably regarded as being currently material, are as follows:

1. The Arrangement Agreement described under "The Arrangement - Arrangement Agreement".

2.    The Arrangement Agreement dated as of May 15, 2003 (as amended June 3,
      2003) in respect of the Quest Arrangement among Quest (formerly Viceroy Resource Corporation), Quest Investment Corporation, Avatar Petroleum Inc., Arapaho Capital Corp., Spectrum Gold Inc. and ViceroyEx.

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 900, 570 Granville Street, Vancouver, British Columbia.

OTHER MATERIAL CONTRACTS

There are no other material facts relating to ViceroyEx, on a current, and not disclosed elsewhere in this Information Circular.

                          VICEROYEX - POST-ARRANGEMENT

THE ARRANGEMENT WILL RESULT IN TRILLION BEING AMALGAMATED WITH ORO BELLE TO FORM AMALCO AND AMALCO BEING A WHOLLY OWNED SUBSIDIARY OF VICEROYEX. THE FOLLOWING INFORMATION IS PRESENTED ON A POST-ARRANGEMENT BASIS AND IS REFLECTIVE OF THE PROJECTED BUSINESS, FINANCIAL AND SHARE CAPITAL POSITION OF VICEROYEX - POST-ARRANGEMENT. THIS SECTION ONLY INCLUDES INFORMATION RESPECTING TRILLION AND VICEROYEX AFTER THE ARRANGEMENT THAT IS MATERIALLY DIFFERENT FROM INFORMATION PROVIDED EARLIER IN THIS INFORMATION CIRCULAR. SEE THE VARIOUS HEADINGS UNDER "CONSOLIDATED TRILLION RESOURCES LTD.", AND "VICEROY EXPLORATION LTD." FOR ADDITIONAL INFORMATION REGARDING TRILLION AND VICEROYEX RESPECTIVELY. SEE ALSO THE PRO FORMA FINANCIAL STATEMENTS OF VICEROYEX ATTACHED HERETO AS SCHEDULE "C".

NAME AND INCORPORATION

See "Viceroy Exploration Ltd. - Name and Incorporation". ViceroyEx's Memorandum, Articles and corporate existence are not affected by the Arrangement.

INTERCORPORATE RELATIONSHIPS

On completion of the Arrangement, the corporate organization chart for ViceroyEx will be the same as set forth under "Viceroy Exploration Ltd. - Intercorporate Relationships" except that Trillion will be amalgamated with Oro Belle to form Amalco which will have the same name as Oro Belle.

DESCRIPTION OF BUSINESS

ViceroyEx will continue its present business after the Arrangement.

MATERIAL PROPERTIES

On completion of the Arrangement, ViceroyEx's material properties will continue to be the Gualcamayo, Salamanca, Las Flechas, Evelina and Las Carachas properties in Argentina held by its wholly owned subsidiary Minas Argentinas, S.A. See "Viceroy Exploration Ltd. - ViceroyEx Property".

PRO FORMA AVAILABLE FUNDS

ViceroyEx has been advanced $500,000 and has arranged the ViceroyEx Additional Financing which will close immediately following the listing of the ViceroyEx Shares on the TSX Venture.

ViceroyEx expects to have the following funds (the "PRO FORMA AVAILABLE FUNDS") available to it upon listing of the ViceroyEx Shares on the TSX Venture, completion of the Arrangement and completion of the full amount of the ViceroyEx Additional Financing:

Working Capital                                                      $  500,000
ViceroyEx Additional Financing                                        2,100,000
                                                                     ----------
Funds from Trillion                                                   2,600,000
                                                                     ----------
TOTAL                                                                $5,200,000
                                                                     ==========

PRINCIPAL PURPOSES

ViceroyEx anticipates that it will use the Pro Forma Available Funds as follows:

To pay the estimated transaction costs                               $   75,000
To pay commission for Viceroy Additional Financing                      105,000
                                                                     ----------
To pay for the Phase I exploration work program (1)                     420,000
To pay for the Phase II exploration work program (1)                  1,400,000
To pay estimated administrative expenses for the next 18 months         330,000
Unallocated working capital                                           2,870,000
                                                                     ----------
                                                          TOTAL:     $5,200,000
                                                                     ==========

(1)   See "Viceroy Exploration Ltd. - ViceroyEx Property".

ViceroyEx will spend the funds available to it on completion of the Arrangement to carry out its proposed exploration and development program set out under "Viceroy Exploration Ltd. - ViceroyEx Property". There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

PRO FORMA FINANCIAL STATEMENTS

The pro forma consolidated financial statements of ViceroyEx are attached as Schedule "C".

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of ViceroyEx will not be affected by the Arrangement. Upon completion of the Arrangement there will be approximately 24,298,000 ViceroyEx Shares issued and outstanding assuming no options and warrants of Trillion and Viceroy are exercised between the date of this Information Circular and the closing of the Arrangement.

CONSOLIDATED CAPITALIZATION

Upon completion of the Arrangement, ViceroyEx's authorized capital will remain unchanged. On completion of the Arrangement ViceroyEx will issue approximately 6,230,000 ViceroyEx Shares to acquire the Trillion Shares and reserve a further approximately 581,000 ViceroyEx Shares for issue upon exercise of currently outstanding Trillion Options. See "ViceroyEx Post-Arrangement - Authorized and Issued Share Capital" herein and "Options and Other Rights to Purchase Shares" below.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

For the details of the options and warrants of ViceroyEx to be outstanding on completion of the Arrangement, see "The Arrangement - Trillion and ViceroyEx Convertible Securities".

PRINCIPAL HOLDERS OF VOTING SECURITIES (POST ARRANGEMENT)

To the knowledge of the directors and officers of Trillion and ViceroyEx, at the completion of the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding ViceroyEx Shares on the basis that Quest will have completed the sale of 1,300,000 ViceroyEx Shares as described under "Viceroy Exploration Ltd. - Promoter".

ESCROWED SECURITIES

At the completion of the Arrangement, there will be no ViceroyEx Shares held in escrow.

DIRECTORS

The list appearing under the heading "The Arrangement - Directors of ViceroyEx - Post-Arrangement" sets forth the name, municipality of residence, proposed position with Viceroy and principal occupation of such directors and number and percentage of ViceroyEx Shares of each of the proposed directors and the executive officers of ViceroyEx post-Arrangement.

PROPOSED EXECUTIVE COMPENSATION

The proposed executives of ViceroyEx are expected to continue to receive the same compensation in respect of their services as they presently receive in their capacities with ViceroyEx and Trillion, as applicable.

RISK FACTORS

The risk factors disclosed under "Consolidated Trillion Resources Ltd. - Risk Factors" in respect of Trillion's business as well as the risk factors disclosed under "Viceroy Exploration Ltd. - Risk Factors" in respect of ViceroyEx's business will apply to ViceroyEx upon completion of the Arrangement and should be considered in respect of the proposed business of ViceroyEx.

AUDITORS

The auditors of ViceroyEx will be PricewaterhouseCoopers, Chartered Accountants, 250 Howe Street Suite 200, Vancouver BC V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the ViceroyEx Shares will continue to be Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

MATERIAL CONTRACTS

The only agreements or contracts that ViceroyEx and/or Trillion will be a party to and which may be reasonably regarded as being currently material, on a pro forma basis, are as follows:

1. The Arrangement Agreement described under "The Arrangement - Arrangement Agreement".

2.    The Arrangement Agreement dated as of May 15, 2003 (as amended June 3,
      2003) in respect of the Quest Arrangement among Quest (formerly Viceroy Resource Corporation), Quest Investment Corporation, Avatar Petroleum Inc., Arapaho Capital Corp., SpectrumGold Inc. and ViceroyEx.

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at 900 - 570 Granville St., Vancouver, British Columbia.

OTHER MATERIAL FACTS

There are no other material facts relating to ViceroyEx, on a pro form basis, and not disclosed elsewhere in this Information Circular.

                            INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to Trillion has been furnished by Trillion. ViceroyEx and its respective directors and officers have relied on the information relating to Trillion provided by Trillion and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to ViceroyEx has been furnished by ViceroyEx. Trillion and its respective directors and officers have relied on the information relating to ViceroyEx provided by ViceroyEx and take no responsibility for any errors in such information or omissions therefrom.

               CERTIFICATE OF CONSOLIDATED TRILLION RESOURCES LTD.

The foregoing as it relates to Consolidated Trillion Resources Ltd. contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED:  October 9, 2003

            "PATRICK G. DOWNEY"                "TERESE J. GIESELMAN"
     ------------------------------        --------------------------------
             PATRICK G. DOWNEY                  TERESE J. GIESELMAN
         Chief Executive Officer            Acting Chief Financial Officer

                     ON BEHALF OF THE BOARD OF DIRECTORS OF
                      CONSOLIDATED TRILLION RESOURCES LTD.

             "HENRY GIEGERICH"                   "ERIC CUNNINGHAM"
     ------------------------------        -------------------------------
              HENRY GIEGERICH                     ERIC CUNNINGHAM
                 Director                            Director

                    CERTIFICATE OF VICEROY EXPLORATION LTD.

The foregoing as it relates to Viceroy Exploration Ltd. contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED:  October 9, 2003

         "Ronald K. Netolitzky"                   "Susan M. Neale"
     ------------------------------        --------------------------------
          RONALD K. NETOLITZKY                     SUSAN M. NEALE
         Chief Executive Officer               Chief Financial Officer

                     ON BEHALF OF THE BOARD OF DIRECTORS OF
                            VICEROY EXPLORATION LTD.

            "W. David Black"                    "Robert V. Matthews"
     ------------------------------        --------------------------------
             W. DAVID BLACK                      ROBERT V. MATTHEWS
                 Director                            Director

                                  SCHEDULE "A"

                        CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED TRILLION RESOURCES LTD.





                                  June 30, 2003

AUDITORS' REPORT

To the Shareholders of

CONSOLIDATED TRILLION RESOURCES LTD.

We have audited the consolidated balance sheets of CONSOLIDATED TRILLION RESOURCES LTD. as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003, in accordance with Canadian generally accepted accounting principles.

As described in note 2, the Company changed its methods of accounting for impairment of long-lived assets and accounting for stock-based compensation and other stock-based payments.


Ottawa, Canada,                                            /s/ Ernst & Young LLP

July 18, 2003.                                             Chartered Accountants

                      CONSOLIDATED TRILLION RESOURCES LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                              As at June 30
                                                          --------------------
                                                            2003         2002
                                                              $            $
                                                          -------      -------
                                                              [$000's - Cdn]
ASSETS
CURRENT
Cash and cash equivalents                                   2,159        2,559
Short-term investments                                        150          252
Accounts receivable and deposits                               40          165
                                                          -------      -------
TOTAL CURRENT ASSETS                                        2,349        2,976
Investments [note 7]                                          116          236
                                                          -------      -------
                                                            2,465        3,212
                                                          =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                       40          284
                                                          -------      -------
TOTAL CURRENT LIABILITIES                                      40          284
                                                          -------      -------
Contingencies and commitments [note 1]

SHAREHOLDERS' EQUITY
Share capital [note 6]                                     55,694       55,694
Deficit                                                   (53,269)     (52,766)
                                                          -------      -------
TOTAL SHAREHOLDERS' EQUITY                                  2,425        2,928
                                                          -------      -------
                                                            2,465        3,212
                                                          =======      =======

See accompanying notes

On behalf of the Board:

                          Signed: "P. Downey"          Signed: "R. Netolitzky"

                               Director                       Director

                      CONSOLIDATED TRILLION RESOURCES LTD.

                           CONSOLIDATED STATEMENTS OF
                             OPERATIONS AND DEFICIT

                                                                   Years ended June 30
                                                    ------------------------------------------------
                                                         2003            2002                2001
                                                           $               $                  $
                                                    -----------       ----------          ----------
                                                    [$000's - Cdn - except per Common share amounts]
REVENUE
Drilling revenue                                          1,498              964              730
Management fees                                              --               --                4
                                                        -------          -------          -------
                                                          1,498              964              734
                                                        -------          -------          -------
COSTS AND EXPENSES
Drilling [excluding amortization]                         1,497            1,067              744
General and administrative [note 7]                         421              458              438
Exchange loss (gain)                                        263              (19)             148
Exploration expense                                          51               --               --
Write-down of property and equipment [note 5]                 7               49               85
Amortization of property and equipment                       --               --               32
                                                        -------          -------          -------
                                                          2,239            1,555             1447
                                                        -------          -------          -------
OPERATING LOSS                                             (741)            (591)            (713)

Gain on sales [notes 7 and 10]                              207              157            3,449
Interest and other income                                    31               65              115
                                                        -------          -------          -------
INCOME (LOSS) FOR THE YEAR BEFORE TAX                      (503)            (369)           2,851

Provision for income tax [note 4]                            --               --               --

NET INCOME (LOSS) FOR THE YEAR                             (503)            (369)           2,851

Deficit, beginning of year                              (52,766)         (52,397)         (55,248)
                                                        -------          -------          -------
DEFICIT, END OF YEAR                                    (53,269)         (52,766)         (52,397)
                                                        =======          =======          =======
Net income (loss) per Common share: [note 6]
  Basic                                                   (0.06)          (0.04)             0.32
  Diluted                                                 (0.06)          (0.04)             0.32
                                                        -------          -------          -------

See accompanying notes

                      CONSOLIDATED TRILLION RESOURCES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Years ended June 30
                                                          -------------------------------
                                                           2003        2002          2001
                                                             $           $             $
                                                          -----        -----        -----
                                                                  [$000's - Cdn]
OPERATING ACTIVITIES
Net income (loss) for the year                             (503)        (369)       2,851
Items not requiring cash:
  Amortization and provisions for property and
    equipment                                                 7           49          117
  Foreign exchange                                          263          (19)         148
  Loss (gain) on sales                                     (207)        (157)      (3,449)
                                                          -----        -----       ------
                                                           (440)        (496)        (333)
Changes in non-cash working capital
  balances relating to operations [note 11]                (119)         211         (212)
                                                          -----        -----       ------
CASH USED IN OPERATING ACTIVITIES                          (559)        (285)        (545)
                                                          -----        -----        -----
INVESTING ACTIVITIES
Purchase of property and equipment                           (7)         (49)         (26)
Net proceeds on sale of assets                              327           --        3,757
Purchase of short-term investments                         (150)        (252)          --
Sale of short-term investments                              252           --           --
                                                          -----        -----       ------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             422         (301)       3,731
                                                          -----        -----       ------

Foreign exchange gain (loss) on
  cash held in foreign currency                            (263)          19         (148)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (400)        (567)       3,038

Cash and cash equivalents, beginning of year              2,559        3,126           88
                                                          -----        -----       ------
CASH AND CASH EQUIVALENTS, END OF YEAR                    2,159        2,559        3,126
                                                          =====        =====       ======
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid in cash                                        --           --           --
Income taxes paid in cash                                    --           --           --
                                                          -----        -----       ------

See accompanying notes

1.    NATURE OF OPERATIONS

Consolidated Trillion Resources Ltd. [the "Company"] is incorporated under the laws of Alberta and, through its operating subsidiaries, carried out its principal activity of providing drilling services in Africa to mining companies and exploration of mineral properties directly and indirectly with other mining companies.

Effective March 31, 2003, the Company sold its drilling operations [see note 10]. Up to that date, the Company conducted activities in countries that have, or may impose, foreign exchange restrictions. Allowed dividend and capital repatriation levels may change as a result of political factors. Trillion's operations entailed significant governmental, socioeconomic, medical and other factors common to all emerging countries. All Zimbabwe operations are subject to government regulation. Operations may be affected in varying degrees by government regulation such as restrictions on production, currency restrictions, price controls, tax increases, pollution controls or changes in conditions under which minerals may be marketed. More specifically, Zimbabwe operations are subject to hyper-inflationary conditions.

The Company accounts for costs of mineral exploration activities as described in note 2. Any amounts shown for mineral exploration costs do not necessarily represent present or future values.

2.    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 8, conform in all material respects with United States generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and (up to March 31, 2003) the accounts of its wholly owned subsidiary Trillion Resources (Guernsey) Limited.

REVENUE RECOGNITION

Drilling revenue is recognized on an accrual basis as the work is performed.

FOREIGN CURRENCY TRANSLATION

The foreign currency transactions of the Company occur in the hyper-inflationary economic environment of Zimbabwe. The financial statements of the foreign operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the year end rate; non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the year end rate; revenue and expense items are translated at the rate of exchange in effect on the dates they occur. Exchange gains or losses are reflected in income immediately.

STOCK-BASED COMPENSATION PLANS

The Company has a stock-based compensation plan described in note 6. Effective July 1, 2002, the Company adopted Handbook section 3870, Stock-based compensation and other stock-based payments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions and establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of Common stock, stock options, or other equity instruments, or incurs liabilities based on the price of Common stock or other equity instruments. As permitted by Section 3870, the Company did not adopt the fair value based method of accounting for all employee stock-based transactions and was not affected by the requirements to account for the fair value of certain other stock-based transactions. The exercise price of all stock options is equal to the trading price of the stock when options are granted. The new standard has been adopted on a retroactive basis and the Company's treatment of stock based compensation had no impact on the Company's financial position, results of operations or cash flows.

EXPLORATION COSTS

Exploration expenditures related to mineral properties are deferred if it is probable these costs will be recovered from future operations; otherwise, they are expensed when incurred. Acquisition costs for mineral properties are deferred until it is determined these costs will not be recovered from future operations, at which point these costs are written off. The recoverability of mineral exploration costs is reviewed regularly and written down to the net recoverable amount if management's long-term expectation is that the carrying amount will not be recovered.

INVESTMENTS

Portfolio investments in shares of mineral companies where the Company does not exercise significant influence are accounted for using the cost method. Gains and losses on the disposal of investments are computed using the average cost method and reflected in the Consolidated Statements of Operations and Deficit. The carrying value of an investment is written down to its net recoverable amount if a decline in value is judged to be other than temporary.

The net recoverable amount is based upon the individual companies' closing quoted market values. However, given the size of the Company's holdings in a company relative to its recent trading volumes on their respective stock exchanges, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided on a straight-line basis at 10% - 25% for furniture, fixtures and equipment, 25% for drilling equipment, and 25% for motor vehicles. Mining assets are amortized using the unit-of-production method.

IMPAIRMENT OF LONG-LIVED ASSETS

Effective July 1, 2002, the Company adopted the new recommendations of the CICA Handbook section 3063, Impairment of Long-lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets held for use. The adoption of these new recommendations did not have a material impact on the Company's financial position, results of operations or cash flows.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of balances with banks and investments in short-term money market instruments.

FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable on the balance sheet approximate fair value because of the short terms of these instruments. Fair value estimates are subjective in nature and involve uncertainties in significant matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

INCOME TAXES

The Company follows the liability method to account for income taxes. If, on the basis of available evidence, it is more likely than not that a portion of a future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

3.    SEGMENT INFORMATION

Up to March 31, 2003, the Company operated in one operating segment, being gold mining and drilling operations in Africa.

4.    INCOME TAXES

The Company has recorded a valuation allowance for the full amount of future tax assets, substantially all of which is non-capital losses for Canadian income tax purposes of approximately $4 million, which will expire in the fiscal years up to 2010.

The income tax provision reported differs from the amount computed by applying the Canadian rate to income (loss) before taxes, because of the benefit of tax loss carry forwards not being recorded in the years the losses are incurred.

5.    PROPERTY AND EQUIPMENT

                                                       ACCUMULATED    NET BOOK
                                               COST   AMORTIZATION      VALUE
                                                 $          $             $
                                               ----   ------------    --------
2003
Furniture, fixtures and equipment                7          7            --
                                               ---        ---           ---
                                                 7          7            --
                                               ===        ===           ===

                                                       ACCUMULATED    NET BOOK
                                               COST   AMORTIZATION      VALUE
                                                 $          $             $
                                               ----   ------------    --------
2002
Land and building                               99         99            --
Furniture, fixtures and equipment               71         71            --
Drilling equipment                             218        218            --
Motor vehicles                                  75         75            --
                                               ---        ---           ---
                                               463        463            --
                                               ===        ===           ===

During the year ended June 30, 2003, management reviewed the recoverability of its property and equipment on the basis set out in note 2 and recorded a write-down of $7 [2002 - $49; 2001 - $85].

6.    SHARE CAPITAL

Authorized share capital comprises of an unlimited number of non-voting preferred shares issuable in series and an unlimited number of Common shares without par value. The issued and outstanding Common shares throughout the period from June 30, 2000 to June 30, 2003 was 8,899,512 shares with a paid in value of $55,694. No shares were issued during this period.

Basic net income (loss) per Common share was computed by dividing net income
(loss) by the weighted-average number of Common shares outstanding during the year. For diluted net income per Common share, the denominator also includes dilutive outstanding stock options determined using the treasury-stock method. There are no potential dilutive/Common shares during the three year period ended June 30, 2003.

Options and warrants excluded from diluted income per Common share, as their effect would be anti-dilutive, were 530,000 for the year ended June 30, 2003 [2002 - 800,000; 2001 - 725,000].

Effective November 1999, the Company adopted a stock option plan to grant options to directors, officers and key employees to acquire up to 833,333 Common shares based on the quoted market price of shares on the date of the grant. Options vest immediately upon issue. At June 30, 2003, there were 303,333 options available for grant under the plan.

In February 2003, the Company repriced 75,000 (subject to shareholder approval at the Company's next annual general meeting) options held by a director of the Company from $0.37 per share to $0.27 per share, the then current market price of the stock. These options were originally granted in February 2002.

Stock option activity is presented below:

                                                                WEIGHTED
                                                OPTIONS     AVERAGE EXCERCISE
                                              (THOUSANDS)        PRICE
                                                   $               $
                                              -----------   -----------------
OUTSTANDING AT JUNE 30, 2000                      725             0.37
Granted                                            --               --
                                                 ----             ----
OUTSTANDING AT JUNE 30, 2001                      725             0.37
                                                 ----             ----
Granted                                            75             0.37
                                                 ----             ----
OUTSTANDING AT JUNE 30, 2002                      800             0.37
                                                 ----             ----
Granted                                           455             0.27
Cancelled                                        (725)            0.37
                                                 ----             ----
OUTSTANDING AT JUNE 30, 2003                      530             0.27
                                                 ====             ====

The Company has 530,000 options outstanding with a weighted average remaining life of 2.52 years, all of which are exercisable at $0.27 per share.

PRO FORMA STOCK-BASED COMPENSATION DISCLOSURES

The pro forma disclosures required by Section 3870 of the CICA Handbook for the Company's net income (loss) and earnings per share are as follows:

                                                       2003      2002      2001
                                                        $         $         $
                                                      -----     -----     -----
Net income (loss):
  As reported                                          (503)     (369)    2,851
  Pro forma                                            (589)     (384)    2,851
Basic and diluted net income (loss) per share:

  As reported                                         (0.06)    (0.04)     0.32
  Pro forma                                           (0.07)    (0.04)     0.32


The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                      2003      2002       2001
                                                       $         $          $
                                                     -----     -----      -----
Risk-free interest rate                               3.14%     3.80%      6.02%
Expected dividend yield                                 --        --         --
Expected life                                            3         3          3
Expected volatility                                    120%      122%       372%
Weighted average fair value per share                 0.19      0.20         --

For the purposes of pro forma disclosures, the estimated fair value of the options is expensed immediately as options vest immediately.

7.    RELATED PARTY TRANSACTIONS

Companies controlled by officers and directors of the Company provided consulting services and administrative services to the Company for which $192 [2002 - $107; 2001 - $120] is included in general and administrative costs.

As at June 30, 2003, the Company held an investment in 60,000 [2002 - 121,628] Common shares of Canico Resource Corp. ["Canico"]. Effective February 6, 2002, Oliver Gold Corporation ("Oliver") completed a merger, which constituted a reverse take-over of Oliver by the shareholders of Hastings Resource Ltd. As a result, from the perspective of Trillion, the transaction is accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date at $1.94 per share. Oliver consolidated its share capital on a 9.3 to 1 basis and changed its name to Canico Resource Corp. Accordingly, in 2002, the Company recorded a disposition for proceeds of $236 and a gain of $157. During 2003, the Company sold 61,628 Common shares of Canico for cash proceeds of $327 and recorded a gain of $207. The Company's President and CEO since 1999 was also President of Oliver until the merger and was a Director of Canico until February 23, 2003.

8. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except as described below.

During the year ended June 30, 1999, the shareholders approved a reduction of the stated capital and deficit totaling $19,501. The reduction of the stated capital and deficit reflected in the Canadian GAAP financial statements is not permitted under U.S. GAAP.

In accordance with Canadian GAAP, the Company's former mining properties were amortized over proven and probable reserves and mineralization expected to be classified as reserves. Under U.S. GAAP, only proven and probable reserves are used as the basis for amortization expense. As such, the gain on sale of the Company's investment in Cote d'Ivoire during the year ended June 30, 2001, would increase by $288.

8. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

If U.S. GAAP were followed, the consolidated balance sheets and statements of operations and deficit as at and for the years ended June 30 would have been reported as follows:

                                                           2003        2002        2001
                                                             $           $           $
                                                          -----       -----       -----
Net income (loss) under Canadian GAAP                      (503)       (369)      2,851
Add adjustment for mineral exploration costs                 --          --         288
                                                          -----       -----       -----
NET INCOME (LOSS) U.S. GAAP                                (503)       (369)      3,139
                                                          =====       =====       =====

Net income (loss) per Common share - [U.S. GAAP]:
Basic                                                     (0.06)      (0.04)       0.35
Diluted                                                   (0.06)      (0.04)       0.35
                                                          =====       =====       =====


                                                           2003        2002        2001
                                                             $           $           $
                                                         ------      ------      ------
Deficit [Canadian GAAP]                                  53,269      52,766      52,397
Deficit reduction [Canadian GAAP]                        19,501      19,501      19,501
Net income (loss) [Canadian GAAP]                          (503)       (369)      2,851
Net (income) loss [U.S. GAAP]                               503         369      (3,139)
Adjustment for exploration expenses - prior years            --          --         288
                                                         ------      ------      ------
DEFICIT [U.S. GAAP]                                      72,770      72,267      71,898
                                                         ======      ======      ======

Under U.S. GAAP, the Company's investments would be adjusted from their carrying values under Canadian GAAP to year-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to shareholders' equity. The following table sets out the quoted market values as at June 30, 2003 and 2002 of the Company's investments based upon closing stock quoted market share prices at that date. However, given the size of the Company's holding relative to their recent trading volumes, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

8. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Investment in Canico

                             CARRYING                        RELATED        INCREASE IN
                              VALUE       ADJUSTMENT TO      DEFERRED      SHAREHOLDERS'
                            [CANADIAN      MARKET VALUE     INCOME TAX        EQUITY
            MARKET VALUE      GAAP]         [US GAAP]        [US GAAP]       [US GAAP]
                  $             $               $               $                 $
            ------------    ---------     -------------     ----------     -------------
2003             450           116             334              --               334
                 ===           ===             ===             ===               ===
2002             315           236              79              --                79
                 ===           ===             ===             ===               ===

For the purposes of U.S. GAAP, the Company continues to follow APB No. 25, accounting for stock options issued to employees and, accordingly, no compensation expense has been recognized on account of stock options granted.

9.    COMMITMENTS

The Company has office lease costs of approximately $5 per month until August, 2004.

10.   DISPOSALS

Effective March 31, 2003 the Company sold its rights and interest in its Zimbabwe drilling contracts and agreed to sell its wholly owned Guernsey subsidiary for US$100 ($135 Canadian). The US$100 proceeds ($135 Canadian) are due no later than December 2003; such proceeds are being held back by the purchaser and the Company will recognize such proceeds when the administrative activities and the transaction is complete. The Company is to retain a 30% participating interest in two of its exploration projects in Zimbabwe (the Nglube Diamond and the Big Mag Low) up to total expenditures funded by the purchaser of US$300.

Effective October 14, 2000, the Company sold all the Company's rights to its 15% interest in the Touba-Biankouma nikel laterite deposite in Cote d'Ivoire to its partner in the project, Falconbridge International (Investments) Limited for US $2.5 million ($3.8 million Canadian) and realized a gain of $3.4 million.

11.   CHANGES IN NON-CASH WORKING CAPITAL BALANCES

The changes in non-cash working capital balances relating to operations is comprised of:

                                                     2003      2002     2001
                                                       $         $        $
                                                     ----      ----     ----
Accounts receivable and deposits                      125       156     (221)
Inventory                                              --        --      229
Accounts payable                                     (244)       55     (220)
                                                     ----       ---     ----
                                                     (119)      211     (212)
                                                     ====       ===     ====

12.   COMPARATIVE AMOUNTS

Certain of the comparative amounts have been reclassified to conform with the presentation adopted in the current year.

13.   SUBSEQUENT EVENTS

1) On July 2, 2003, Trillion announced it had entered into an agreement with Viceroy Exploration Ltd ("ViceroyEx") providing for the acquisition of all the shares of Trillion by way of a statutory plan of arrangement under the Company Act (British Columbia). The President of ViceroyEx is the Chairman of the Board of Trillion and was President and Chief Executive Officer of Trillion from July 1, 1998 up to July 1, 1999.ViceroyEx is to issue shareholders of Trillion 0.70 ViceroyEx shares for each Trillion share. Closing of the arrangement is conditional upon, among other things:

      a) the companies entering into a definitive form of Arrangement agreement;

      b)    Trillion receiving final fairness opinions;

      c)    receipt of all regulatory and shareholder approvals; and

      d) ViceroyEx will be required as a minimum to raise $1 million of additional capital and obtain a listing on a recognized national stock exchange.

2) On July 29, 2002 the Company announced it had entered into a letter of intent with Goswell Developments of South Africa ["Goswell"] for the exclusive right to market and use the technologies and systems currently operated by Goswell to recover aluminum from smelter dross. The Company is no longer actively pursuing this project.

                                  SCHEDULE "B"


VICEROY EXPLORATION LTD.
(an exploration stage company)

Consolidated Financial Statements
FOR THE PERIOD FROM MARCH 31, 2003
(DATE OF INCORPORATION) TO JUNE 30, 2003
(expressed in Canadian dollars)

September 30, 2003

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the audit and review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the directors to conduct the audit in accordance with generally accepted auditing standards in Canada and their report follows.


"Ronald K. Netolitzky"                                          "Susan M. Neale"

Ronald K. Netolitzky                                            Susan M. Neale
CEO and President                                               CFO

[LETTERHEAD - PRICEWATERHOUSECOOPERS]


September 30, 2003


AUDITORS' REPORT

TO THE SHAREHOLDERS OF
VICEROY EXPLORATION LTD.

We have audited the consolidated balance sheet of VICEROY EXPLORATION LTD. (an exploration stage company) as at June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the period from March 31, 2003 (date of incorporation) to June 30, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2003 and the results of its operations and its cash flows for the period from March 31, 2003 (date of incorporation) to June 30, 2003 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

CHARTERED ACCOUNTANTS

                            VICEROY EXPLORATION LTD.
                         (an exploration stage company)
                           CONSOLIDATED BALANCE SHEET

                               AS AT JUNE 30, 2003
                         (expressed in Canadian dollars)

                                                                        $
                                                                    ---------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                             549,747
Prepaids and other receivables                                          6,314
                                                                    ---------
                                                                      556,061

MINERAL PROPERTIES (notes 3 and 5)                                  6,015,995
                                                                    ---------
                                                                    6,572,056
                                                                    =========

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                               67,673
                                                                    ---------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 6)
Authorized
      100,000,000 common shares without par value

Issued
      13,800,000 common shares                                      6,515,196

DEFICIT                                                               (10,813)
                                                                    ---------
                                                                    6,504,383
                                                                    ---------
                                                                    6,572,056
                                                                    =========

NATURE OF OPERATIONS (note 1)

SUBSEQUENT EVENTS (note 7)




APPROVED BY THE BOARD OF DIRECTORS


       "Ronald K. Netolitzky"                        "Robert V. Matthews"
       ----------------------                        --------------------
              Director                                     Director

                            VICEROY EXPLORATION LTD.
                         (an exploration stage company)
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

  FOR THE PERIOD FROM MARCH 31, 2003 (DATE OF INCORPORATION) TO JUNE 30, 2003
                        (expressed in Canadian dollars)

                                                                 $
                                                              ------
EXPENSES
Accounting and audit                                           5,000
Legal fees                                                     5,813
                                                              ------
LOSS FOR THE PERIOD AND DEFICIT - END OF PERIOD               10,813
                                                              ======


All shares were issued on June 30, 2003 (see note 3) therefore to show the weighted average number of shares outstanding and loss per share could be misleading, consequently these have not been shown.

                            VICEROY EXPLORATION LTD.
                         (an exploration stage company)
                     CONSOLIDATED STATEMENT OF CASH FLOWS

  FOR THE PERIOD FROM MARCH 31, 2003 (DATE OF INCORPORATION) TO JUNE 30, 2003
                        (expressed in Canadian dollars)


                                                                                   $
                                                                              ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period                                                             (10,813)
Changes in non-cash working capital items                                        10,813
                                                                              ---------
                                                                                     --
CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition of exploration properties and other assets         549,747
                                                                              ---------
INCREASE IN CASH AND CASH EQUIVALENTS AND
      CASH AND CASH EQUIVALENTS - END OF PERIOD                                 549,747
                                                                              =========
SUPPLEMENTAL INFORMATION
Issue of shares on acquisition of exploration properties and other assets
      (note 3)                                                                6,515,196
                                                                              =========

                            VICEROY EXPLORATION LTD.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2003
            (expressed in Canadian dollars, unless otherwise stated)

1     NATURE OF OPERATIONS

      The company was incorporated on March 31, 2003 under the British Columbia Company Act as a wholly owned subsidiary of Viceroy Resource Corporation (Viceroy). On June 30, 2003, the company acquired certain mineral exploration properties in Argentina and other assets from Viceroy immediately prior to the merger of Viceroy, Quest Investment Corp. and other companies to form Quest Capital Corp.

      Management has estimated that the company will have adequate funds from existing working capital and completion of a private placement (see note
      7) to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing.

      The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the exploration and potential development, and upon future profitable production. The amounts shown as property acquisition costs do not necessarily represent present or future values.

      Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2     SIGNIFICANT ACCOUNTING POLICIES

      GENERALLY ACCEPTED ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

      PRINCIPLES OF CONSOLIDATION

      These consolidated financial statements include the accounts of the company and the subsidiary companies which hold the assets acquired on June 30, 2003 (note 3).

      USE OF ESTIMATES

      The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

                                                                             (1)

                            VICEROY EXPLORATION LTD.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2003
            (expressed in Canadian dollars, unless otherwise stated)

      FOREIGN CURRENCY TRANSLATIONS

      The company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the statement of operations and deficit for the period.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include cash on hand, balances with banks and highly liquid deposits with an initial maturity of less than 90 days.

      EXPLORATION PROPERTY COSTS

      The company records its interests in exploration properties at cost. The costs of acquiring exploration properties and related exploration and any future development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties area sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred.

      Management will review the net carrying value of each exploration property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, if available, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

      Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

      PROVISION FOR RECLAMATION

      The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired. To date these costs are not significant.

      On an ongoing basis, site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable.

      STOCK-BASED COMPENSATION

      No compensation expense is recognized on the grant of share options to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to capital stock.

                                                                             (2)

                            VICEROY EXPLORATION LTD.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2003
            (expressed in Canadian dollars, unless otherwise stated)

      INCOME TAXES

      Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

      LOSS PER COMMON SHARE

      Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the period. Diluted losses are calculated using the treasury stock method, if dilutive.

3     ACQUISITION OF MINERAL EXPLORATION PROPERTIES AND OTHER ASSETS

      In June 30, 2003, the company acquired certain exploration properties in Argentina and other assets and liabilities by issuing 13,800,000 common shares in exchange for all of the issued shares of Oro Belle Resources Corporation (Oro Belle), which was a wholly owned subsidiary of Viceroy at the time of the acquisition. The properties are held by Minas Argentinas, S.A. (MASA), an indirect wholly-owned Argentinean subsidiary of Oro Belle. The transaction was accounted for at the book value to Viceroy after conforming the accounting policies in respect of the properties with those of the company.

      The net assets acquired consist of:

                                                                       $

                                                                   ---------
           Cash                                                      549,747
           Receivables                                                 5,961
           Exploration properties                                  6,015,995
           Accounts payable and accrued liabilities                  (56,507)
                                                                   ---------
                                                                   6,515,196
                                                                   =========
      Consideration - 13,800,000 common shares                     6,515,196
                                                                   =========


4     FINANCIAL INSTRUMENTS

      The carrying values of cash and cash equivalents, prepaids and other receivables and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments.

                                                                             (3)

                            VICEROY EXPLORATION LTD.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2003
            (expressed in Canadian dollars, unless otherwise stated)

5     EXPLORATION PROPERTIES

                                                                  $
                                                             ---------
      Gualcamayo                                             5,255,808
      Salamanca                                                260,187
      Las Fleches                                              200,000
      Evelina                                                  200,000
      Las Carachas                                             100,000
                                                             ---------
                                                             6,015,995
                                                             =========

      GUALCAMAYO PROJECT

      The Gualcamayo project is located in west central Argentina in the San Juan province. MASA has performed exploration and sampling of the project and continued exploration is planned.

      SALAMANCA PROJECT

      The Salamanca project is located in the northeast part of the Guandacol District. The project is situated from the boundary of La Rioja and San Juan provinces. Detailed mapping, sampling and drill testing are proposed.

      OTHER PROJECTS

      The remaining three projects are situated in the high Andes of Argentina. Las Fleches is located in the Department of Iglesia, in northwestern San Juan province, Evelina is located northwest of San Juan City in the Valle del Cura Region, San Juan province, and the Las Carachas project is located north of the provincial capital of San Juan. All three properties have had various amounts of work completed by MASA and its former partners.

      Exploration properties all of which are located in Argentina, are subject to a net smelter royalty ranging between 0.5% and 2.5%.

                                                                             (4)

                            VICEROY EXPLORATION LTD.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2003
            (expressed in Canadian dollars, unless otherwise stated)

6     CAPITAL STOCK

      Authorized

           100,000,000 common shares without par value
           100,000,000 first preferred shares
           100,000,000 second preferred shares

      Issued and outstanding

                                                                                            NUMBER OF               AMOUNT
                                                                                              SHARES                   $
                                                                                            ----------             ---------
           Balance - Beginning of period                                                            --                   --

           Issued during the period
                For exploration properties and other assets                                 13,800,000             6,515,196
                                                                                            ----------             ---------
           Balance - End of period                                                          13,800,000             6,515,196
                                                                                            ==========             =========

      STOCK OPTIONS

      Subsequent to the period end, the company adopted a stock option plan under which the company may grant options to its directors and employees for up to 10% of the issued and outstanding shares of the company. The maximum term is five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price of each option is either equal to or higher than the market price of the company's stock on the day of the grant.

      In September 2003, 900,000 options were issued to directors and officers exercisable at prices of $0.50 and $0.60 per option for a term of five years.

7     SUBSEQUENT EVENTS

      a) The company entered into a Consulting Services Agreement dated July 1, 2003 with a company which has a common director to provide management services. Remuneration for these services will be $7,500 per month.

                                                                             (5)

                            VICEROY EXPLORATION LTD.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2003
            (expressed in Canadian dollars, unless otherwise stated)

      b) The company completed a private placement for a total of 4,200,000 units for proceeds of $2,100,000. Each unit is automatically exchangeable for one common share and one warrant upon the listing of the company's shares on a recognized national stock exchange. Each warrant is exercisable into one common share for a period of three years at a price of $0.60 if the company obtains a listing on Tier 1 of the TSX Venture Exchange or for a period of two years if the company obtains a listing on Tier 2 of the TSX Venture Exchange. If for a period of 20 consecutive business days the closing price of the company stock is at or above $1.20 then the warrant shall expire 30 days following delivery of notice.

            In addition, brokers involved will receive a commission of $102,300 and 350,000 warrants each exercisable to acquire an additional share at an exercise price of $0.60 per share for a period of one year from the date of listing.

      c) On July 2, 2003, the company entered into an agreement providing for the acquisition of all the shares of Consolidated Trillion Resources Ltd. (Trillion) by way of a statutory plan of arrangement (the Arrangement). The company will acquire all of the shares of Trillion by issuing to shareholders of Trillion 0.70 common share for each Trillion share (approximately 6.2 million shares of the company would be issued in aggregate). Closing of the Arrangement is conditional upon, among other things, the company entering into a definitive form of Arrangement agreement and regulatory and shareholders approvals. In addition, it is a condition that the company obtain a listing on a recognized national stock exchange.

      d)    Other subsequent events are disclosed in note 6.


8     TAXATION

      At June 30, 2003 the company have a loss on operations of $10,813, therefore no tax liability is anticipated, and no future tax asset has been provided.

                                                                             (6)

                                  SCHEDULE "C"



VICEROY EXPLORATION LTD.

Pro Forma Consolidated Financial Statements
(UNAUDITED) JUNE 30, 2003
(expressed in thousands of Canadian dollars)

[LETTERHEAD - PRICEWATERHOUSECOOPERS]

October 9, 2003


COMPILATION REPORT

TO THE BOARD OF DIRECTORS OF
VICEROY EXPLORATION LTD.

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet and statement of operations of VICEROY EXPLORATION LTD. as at June 30, 2003. The pro forma consolidated financial statements have been prepared for inclusion in an Information Circular of Trillion Resources Ltd. dated October 9, 2003. In our opinion, the pro forma consolidated balance sheet and statement of operations have been property compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

"PricewaterhouseCoopers LLP"

CHARTERED ACCOUNTANTS

Vancouver, Canada

                            VICEROY EXPLORATION LTD.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                        (UNAUDITED) AS AT JUNE 30, 2003
                  (expressed in thousands of Canadian dollars)


                                                                                                  PRO FORMA
                                            VICEROYEX     TRILLION                ADJUSTMENTS    CONSOLIDATED
                                                $            $         NOTE 2          $              $
                                            ---------     --------     ------     -----------    ------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                       550        2,159        (a)           2,000         4,709
Short-term investments                           --          150                         --           150
Prepaids and other receivable                     6           40        (b)             135           181
                                              -----      -------                    -------        ------
                                                556        2,349                      2,135         5,040


INVESTMENTS                                      --          116        (b)             368           484

MINERAL PROPERTIES                            6,016           --                         --         6,016
                                              -----      -------                    -------        ------
                                              6,572        2,465                      2,503        11,540
                                              =====      =======                    =======        ======

LIABILITIES

CURRENT LIABILITIES
Accounts payable                                 67           40        (c)             100          207
                                              -----      -------                    -------        ------
SHAREHOLDERS' EQUITY

SHARE CAPITAL                                 6,516       55,694        (d)         (50,866)       11,344

DEFICIT                                         (11)     (53,269)       (e)          53,269           (11)
                                              -----      -------                    -------        ------
                                              6,505        2,425                      2,403        11,333
                                              -----      -------                    -------        ------
                                              6,572        2,465                      2,503        11,540
                                              =====      =======                    =======        ======

                            VICEROY EXPLORATION LTD.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
  FOR THE PERIOD FROM MARCH 31, 2003 (DATE OF INCORPORATION) TO JUNE 30, 2003
                  (expressed in thousands of Canadian dollars)


                                                                                                PRO FORMA
                                            VICEROYEX     TRILLION              ADJUSTMENTS    CONSOLIDATED
                                                $            $       NOTE 2          $              $
                                            ---------     --------   ------     -----------    ------------
REVENUE
Drilling revenue                                --           --                       --             --
                                              ----         ----                     ----           ----
COSTS AND EXPENSES
General and administrative                      11          136                       --            147
Exploration                                     --           23                       --             23
                                              ----         ----                     ----           ----
                                                11          159                       --            170
                                              ----         ----                     ----           ----
LOSS BEFORE THE FOLLOWING                       11          159                       --            170
Writedown of property and equipment             --            7                       --              7
Gain on sales of investments and
      capital assets                            --         (141)                      --           (141)
Exchange loss                                   --          236                       --            236
Interest and other income/
      expenditure                               --          473                       --            473
                                              ----         ----                     ----           ----
LOSS FOR THE PERIOD                             11          734                       --            745
                                              ====         ====                     ====           ====

                            VICEROY EXPLORATION LTD.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED) JUNE 30, 2003
                  (expressed in thousands of Canadian dollars,
                 except per share amount and number of shares)

1     BASIS OF PRESENTATION

      The accompanying unaudited pro forma consolidated balance sheet and statement of earnings/(loss) of Viceroy Exploration Ltd. (ViceroyEx) have been prepared for inclusion in the information circular relating to an agreement by ViceroyEx to acquire all of the shares of consolidated Trillion Resources Ltd. (Trillion) under an arrangement (the Arrangement) and giving effect to the transaction as described in note 2.

      The unaudited pro-forma consolidated balance sheet and statement of earnings/(loss) should be read in conjunction with the audited financial statements and other information referred to in the Information Circular. They have been compiled from:

      a) the audited consolidated financial statements of ViceroyEx as at June 30, 2003 and for the three-month period ended June 30, 2003.

      b) the audited consolidated balance sheet of Trillion as at June 30, 2003 and the unaudited statement of earnings/(loss) for the three-month period to June 30, 2003.

      Completion of the business combination contemplated under the terms of the Information Circular will result in the acquisition of Trillion by ViceroyEx and the purchase method of accounting has been applied.

      In the opinion of the management of ViceroyEx, the unaudited pro forma consolidated balance sheet and statement of operations include all of the adjustments necessary for fair presentation of the proposed transaction in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet and statement of operations are not necessarily indicative of the financial position that may be obtained in the future.

      The pro forma information does not attribute a value to options or warrants, if any, issued by Trillion and remaining unexercised at the date of the transaction.

2     PRO FORMA ADJUSTMENTS WITH RESPECT TO THE ARRANGEMENT

      In connection with the combination, ViceroyEx has been identified as the acquirer and the purchase method has been applied to the combination. The unaudited pro forma consolidated balance sheet gives effect to the combination as if it had occurred on June 30, 2003 and the unaudited consolidated statement of operations gives effect to the combination as if it had occurred on March 31, 2003, the date of incorporation of ViceroyEx. The acquisition by ViceroyEx of Trillion is subject to a ViceroyEx obtaining a listing on the TSX Venture Exchange, Trillion shareholder approval and regulatory approvals.

                                                                             (1)

                            VICEROY EXPLORATION LTD.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED) JUNE 30, 2003
                  (expressed in thousands of Canadian dollars,
                 except per share amount and number of shares)


      a) Net proceeds for the issuance of 4,200,000 units of Viceroy Ex under a private placement. Each unit automatically exchangeable for a common share and warrant of ViceroyEx at the time ViceroyEx is listed on a recognized stock exchange, which is a condition of the arrangement agreement:

                                                                    $
                                                                 ------
                Cash                                              2,000
                Capital stock                                    (2,000)

      b) Acquisition of Trillion - shareholders of Trillion will receive 0.70 ViceroyEx share for each share of Trillion or 6,229,658 shares:

                Trillion issued capital                           8,899,000
                Exchange ratio - ViceroyEx share issuable for
                     each Trillion share                               0.70
                ViceroyEx shares to be issued                     6,230,000
                Price per share                                  $     0.47
                Purchase price                                   $    2,928

           Allocation of purchase price:

                                                                                      PURCHASE
                                                                                       PRICE
                                                      FAIR VALUE     BOOK VALUE     DIFFERENTIAL
                                                          $              $                $
                                                      ----------     ----------     ------------
                Cash                                     2,159          2,159             --
                Short-term investments                     150            150             --
                Other current assets                       175             40            135
                Investments                                484            116            368
                Accounts payable                           (40)           (40)            --
                                                         -----          -----           ----
                                                         2,928          2,425            503
                Acquisition cost                         2,928          2,928             --
                                                         -----          -----           ----
                Purchase price discrepancy                  --           (503)           503
                                                         =====          =====           ====

      c)    Provision for share issue costs:

                                                                    $
                                                                  ----
                Share capital                                      100
                Accounts payable                                  (100)

                                                                             (2)

                            VICEROY EXPLORATION LTD.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED) JUNE 30, 2003
                  (expressed in thousands of Canadian dollars,
                 except per share amount and number of shares)


      d)    Adjustment to share capital:

                                                                           $
                                                                        -------
                Acquisition costs                                         2,928
                Elimination of capital of Trillion                      (55,694)
                Proceeds from private placement (a)                       2,000
                Share issue costs in connection with private placement     (100)
                                                                        -------
                                                                        (50,866)
                                                                        =======

      e) Consolidation elimination of company deficit of Trillion at date of acquisition:

                                                                           $
                                                                        -------
                Deficit - Trillion                                      53,269


                                                                             (3)

                                  SCHEDULE "D"

                               PLAN OF ARRANGEMENT

                                   ARTICLE ONE
                                 INTERPRETATION

DEFINITIONS

1.01 In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

(a)   "Act" means the Company Act, R.S.B.C. 1996, c. 62, as amended;

(b) "Agreement" means the Agreement made between ViceroyEx, Trillion and Oro Belle including the exhibits hereto as the same may be supplemented or amended from time to time dated July 12, 2003;

(c) "Amalco" means the amalgamated company resulting from the amalgamation of Trillion and Oro Belle pursuant to the Arrangement;

(d) "Arrangement" means an arrangement under the provisions of Section 252 of the Act, on the terms and conditions set forth in this Plan of Arrangement;

(e)   "Court" means the Supreme Court of British Columbia;

(f) "Effective Date" means the date upon which the Final Order is accepted for filing by the Registrar under the Act giving effect to the Arrangement;

(g) "Final Order" means the final order of the Court approving the Arrangement;

(h) "Interim Order" means the order of the Court pursuant to the application therefore contemplated by Section 3.04 of the Agreement;

(i) "Oro Belle" means Oro Belle Resources Corporation, a company incorporated under the laws of British Columbia;

(j) "Plan of Arrangement" means this plan of arrangement and any amendment or variation thereto made in accordance with Article Six hereof;

(k)   "Registrar" means "registrar" as defined in the Act; and

(l)   "Shareholder" or "holder of shares" means "member" as defined in the Act;

(m) "Trillion" means Consolidated Trillion Resources Ltd., a company incorporated under the laws of the Province of Alberta and which will be continued to British Columbia on or before the Effective Date;

(n) "Trillion Meeting" means the special and general meeting of holders of Trillion Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(o)   "Trillion Shares" means the common shares without par value of Trillion;

(p) "ViceroyEx" means Viceroy Exploration Ltd., a company incorporated under the laws of the Province of British Columbia; and

(q)   "ViceroyEx Shares" means the common shares without par value of ViceroyEx.

HEADINGS

1.02 The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

NUMBER

1.03 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

                                   ARTICLE TWO
                              ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

2.01 This Plan of Arrangement is made pursuant and subject to the provisions of the Agreement.

                                  ARTICLE THREE
                                 THE ARRANGEMENT

AMALGAMATION

3.01 Oro Belle and Trillion shall amalgamate to form Amalco pursuant to the provisions of the Act and continue as one company in the manner set out herein and with the effects set out in Section 252 of the Act. Each of Oro Belle and Trillion shall contribute to Amalco all of its assets subject to all of the liabilities and Amalco so assumes all such liabilities. On the amalgamation and upon issuance of the Final Order by the Court, ViceroyEx shall be issued and receive shares of Amalco in consideration for its share of Oro Belle and persons who are Trillion Shareholders shall be issued and receive ViceroyEx Shares in exchange for their Trillion Shares.

3.02 The name of Amalco shall be Oro Belle Resources Corporation.

3.03 The registered and records office of Amalco shall be located at 900 - 570 Granville Street, Vancouver, B.C., V6E 3X2.

3.04 The head office of Amalco shall be located at 900 - 570 Granville Street, Vancouver, B.C., V6E 3X2.

3.05 Amalco shall be authorized to issue 100,000,000 common shares without par value.

3.06 The memorandum of Amalco shall be as set out in Appendix "I" attached hereto.

3.07 The articles of Amalco shall be as set out in Appendix "II" attached hereto.

3.08 The first annual general meeting of Amalco will be held in the month of or prior to June 3, 2004.

3.09 The issued Trillion Shares shall be cancelled without any repayment of capital in respect thereof and holders of the Trillion Shares (other than holders exercising dissent rights) will receive 0.70 ViceroyEx Shares in exchange for every 1.0 Trillion Share.

3.10 The outstanding options, warrants and other convertible securities of Trillion will be converted to options, warrants and other convertible securities of ViceroyEx upon the same exchange ratio and with corresponding changes in price.


3.11 The first directors of Amalco shall be the following persons:

                  Patrick Downey
                  Ronald K. Netolitzky
                  W. David Black

3.12 The first officers of Amalco shall be the following persons:

                  President:  Patrick Downey         Secretary:  W. David Black



                                  ARTICLE FOUR
                                RIGHTS OF DISSENT

RIGHTS OF DISSENT

4.01 The holders of Trillion Shares may exercise rights of dissent conferred by the Interim Order in the manner set out in Section 207 of the Act, as modified by the Interim Order with respect to the Arrangement, provided that the notice of dissent is received by 5:00 p.m. (Vancouver time) on November 13, 2003. Without limiting the generality of the foregoing, holders who duly exercise such rights of dissent and who are:

(a) ultimately paid fair value for their Trillion Shares shall be deemed to have had their Trillion Shares cancelled on the Effective Date; or

(b) ultimately are not entitled to be paid their fair value for any reason for their Trillion Shares shall be deemed to have participated in the Arrangement on the same basis as non-dissenting holders of Trillion Shares and shall receive ViceroyEx Shares on the basis determined in accordance with Section 3.09 of this Plan of Arrangement.

                                  ARTICLE FIVE
                         CERTIFICATES AND DOCUMENTATION

ENTITLEMENT TO VICEROYEX SHARE CERTIFICATES

5.01 After the Effective Date, the former shareholders of Trillion shall be entitled to receive certificates representing ViceroyEx Shares on the basis set forth in Section 3.09 by complying with the requirements set forth in Section 5.05.

FRACTIONAL SHARES

5.02 No fractional shares will be issued by ViceroyEx, and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded to the next whole number.

ENTITLEMENT TO OPTIONS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OF VICEROY

5.03 After the Effective Date, the holders of outstanding options, warrants and other convertible securities of Trillion shall be entitled to receive documentation evidencing options, warrants and other convertible securities of ViceroyEx on the same exchange ratio and with corresponding changes to the exercise prices based on the share exchange ratio set out in Section 3.09.

LETTER OF TRANSMITTAL

5.04 As soon as practicable after the Effective Date, Computershare Trust Company of Canada (the "Depositary"), at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 on behalf of ViceroyEx, in accordance with the terms of this Arrangement, shall forward a letter of transmittal and instructions to each holder of Trillion Shares to which Section 3.09 applies, at the address of each Shareholder as it appeared in the register of Trillion, instructions for obtaining delivery of certificates representing ViceroyEx Shares.

PROCEDURE FOR EXCHANGE OF CERTIFICATES

5.05 A former shareholder of Trillion must deliver, within six (6) years of the Effective Date, the following documents in order to receive certificate(s) for ViceroyEx Shares issued to such shareholder under this Plan of Arrangement:

(a) the certificate in the form representing such holder's Trillion Shares to the Depositary or as the Depositary may otherwise direct in accordance with instructions contained in the said letter of transmittal;

(b)      the duly completed letter of transmittal; and

(c)      such other documents as the Depositary may reasonably require.

5.06 Certificates shall be registered in the name or names and will be delivered by first class postage paid or in the case of postal disruption, by such other means as the Depositary deems prudent to such address or addresses as such holder may direct in the letter of transmittal as soon as practical after the receipt by the Depositary of the required documents.

TERMINATION OF RIGHTS

5.07 Any certificates formerly representing Trillion Shares that are not deposited with all other documents as provided in Section 5.05 on or before the sixth anniversary of the Effective Date shall cease to represent any right or claim of any kind or nature and the right of the former holder of such Trillion Shares to receive certificates representing ViceroyEx Shares and the ViceroyEx Shares issued to such former Trillion Shareholder shall be deemed to be surrendered to ViceroyEx together with all dividends or distributions thereon held for such holder.

DISTRIBUTION

5.08 All dividends paid or distributions made in respect of the ViceroyEx Shares for which a certificate formerly representing Trillion Shares has not been deposited with all other documents as provided in Section 5.05 hereof, shall be paid and delivered to the Depositary to be held subject to Section 5.07 in trust for such holder, for delivery to the holder net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 5.05.

                                   ARTICLE SIX
                                    AMENDMENT

PLAN OF ARRANGEMENT AMENDMENT

6.01 The parties reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Trillion Meeting, approved by the Court and communicated to the Shareholders of Trillion in the manner required by the Court (if applicable).

6.02 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by all of the parties may be made at any time prior to or at the Trillion Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Trillion Meeting shall become part of this Plan of Arrangement for all purposes.

6.03 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Trillion Meeting shall be effective only if it consented to by each of the parties.

                                   FINISTERRE
                            MINERAL INDUSTRY ADVISORS

                                  SCHEDULE "E"

                 FAIRNESS OPINION OF FINISTERRE MINERAL ADVISORS

July 17, 2003


The Independent Committee of the Board of Directors:
Consolidated Trillion Resources Ltd.
#1116 - 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Dear Sirs:

                                  INTRODUCTION

Consolidated Trillion Resources Ltd. ("Trillion") and Viceroy Exploration Ltd. ("ViceroyEx"), (collectively, "the Companies") are contemplating a transaction under which ViceroyEx will acquire all the issued and outstanding common shares of Trillion ("the Transaction"). Trillion is a Vancouver-based public company traded over-the-counter in the United States. ViceroyEx is currently a private company held by Viceroy Resource Corporation ("Viceroy") and the former shareholders of that company.

In relation to this Transaction, the Independent Committee of the Board of Trillion requires a Fairness Opinion to assist them in recommending a course of action to shareholders. Robert McKnight, P.Eng, MBA ("McKnight") was engaged on July 7th 2003 to provide this Fairness Opinion. Mr. McKnight undertakes consulting business as Finisterre Mineral Advisors ("Finisterre") and both the words Finisterre and McKnight herein refer to McKnight ("the Author").

                                   CREDENTIALS

Robert McKnight has a bachelor's degree in Geological Engineering from UBC, an MBA from Simon Fraser University (SFU) and is a member of the Association of Professional Engineers and Geoscientists of BC (P.Eng.) as well as other trade associations. McKnight has 30 years of international experience in project and corporate finance, financial analyses, mineral economics and valuations. He is a former Director of Endeavour Financial Corporation, a former Vice President of Pincock Allen & Holt Ltd, ("PAH") and a former Manager of Financial Evaluations of Wright Engineers Ltd. As a consultant, he has provided economic and engineering consulting services to banks, mining companies and government. He has previously developed Fairness Opinions that have been accepted by the TSX Venture Exchange and Australian Stock Exchanges.

                                                       Trillion Fairness Opinion
                                                                          Page 2


                                  INDEPENDENCE

The Author has received a work fee from Trillion for the preparation of this Opinion, and confirms that he is free from current and/or potential conflicts of interest in preparing the Opinion report. McKnight has no direct or indirect interest, past or current, in the Companies, their mineral properties or their securities, nor does he expect to acquire or receive any securities or other benefits in future.

                               SCOPE OF THE REVIEW

In developing the Opinion, McKnight was given access to key personnel of Trillion and ViceroyEx. The Author also reviewed and considered a number of reports and information for both companies in the analysis including:

      1. Regulatory disclosures: such as Annual Reports, Annual Information Forms, quarterly unaudited financial statements, press releases and filings;

      2.    Key shareholders of both companies;

      3.    Share trading price and volume information for Trillion;

      4.    The Transaction agreement between ViceroyEx and Trillion;

      5.    Verbal information provided by the Companies;

      6.    Technical 43-101 Report on the Gualcamayo Property;

      7. R. Glanville's valuation of the ViceroyEx mineral properties dated January 2003;

      8. Joint Information Circular dated April 30, 2003 relating to the Arrangement between Viceroy and three other companies;

      9. Such other information as the Author deemed relevant and material to its Report.


                         KEY ASSUMPTIONS AND LIMITATIONS

In developing the Fairness Opinion, the Author has relied on the material completeness and accuracy of the information, data and advice provided by Trillion and ViceroyEx and the Opinion is conditional upon the foregoing. The Author conducted such investigations, research and analyses as it deemed necessary and appropriate to the circumstances. The Author was provided access to key personnel of Trillion and ViceroyEx, and to his knowledge, was not denied any information material to the Opinion.

The Author's Opinion is rendered within the context of general business and market conditions prevailing at the time of the Opinion and on the overall financial and business prospects for Trillion and ViceroyEx. The Opinion must be considered as whole. Extracting or considering only portions of this Opinion may lead to incorrect or misleading conclusions, for which the Author takes no responsibility. This Opinion should not be construed as a recommendation for shareholders of Trillion to vote in favour of the Transaction, which recommendation should be made by the Board of Directors of Trillion.

All dollar references are in Canadian dollars unless specifically indicated to the contrary.

                                                       Trillion Fairness Opinion
                                                                          Page 3


                                   BACKGROUND

Under a Letter Agreement dated July 2, 2003 between ViceroyEx and Trillion, ViceroyEx agreed to acquire all the issued and outstanding shares of Trillion by the issuance of 0.70 of a ViceroyEx common share per common share of Trillion. ViceroyEx is a company that emerged from a recent reorganization of the assets of Viceroy Resource Corporation. This reorganization ("the Arrangement") involved four other companies and included such elements as share exchanges amongst the companies, asset transfers and establishment of spin-off subsidiaries. Under the Arrangement, ViceroyEx, a British Columbia company, was established as wholly owned subsidiary of Viceroy to hold certain mineral properties located in Argentina ("the Properties"). ViceroyEx has not carried on any business since its incorporation in 2003. Post-Arrangement, Viceroy (now Quest Capital) continues to own approximately 19% of the ViceroyEx shares outstanding, with the balance (81%) being widely held by the former Viceroy shareholders. ViceroyEx remains a private company.

                                 THE TRANSACTION

Under a Letter Agreement ("the Agreement") dated July 2, 2003, between ViceroyEx and Trillion, ViceroyEx agreed, subject to certain conditions, to acquire all the issued and outstanding shares of Trillion by the issuance of 0.70 ViceroyEx common share per common share of Trillion. Under this Agreement, ViceroyEx will acquire all the shares of Trillion, Trillion options and warrants will be converted to options and warrants of ViceroyEx and Trillion will be wound up into ViceroyEx under a court-mandated arrangement. The Board of the new entity will consist of six members, with the majority representing ViceroyEx shareholders. The intention under the Agreement is that ViceroyEx become a "reporting issuer" within the meaning of Canadian Provincial securities laws and that the ViceroyEx shares to issued to Trillion shareholders pursuant to the Transaction will be listed on the TSX Venture Exchange.

               DESCRIPTION OF CONSOLIDATED TRILLION RESOURCES LTD.

Consolidated Trillion Resources Ltd. is a Vancouver-based public company traded over-the-counter in the United States bulletin board market under the symbol TLCOF. Trillion has 8,899,512 shares outstanding. The recent trade weighted share price range is US$0.18 to US$0.20 per share, (C$0.24 to 0.29 per share) giving a market capitalization of approximately C$2.2 - C$2.5 million at an exchange rate of 0.72.

FINANCIAL POSITION

Trillion's unaudited March 31 2003 financial statements are summarized below. Trillion's major asset is its working capital of approximately $2.9 million or C$0.33 per share ($2.9/8.9 million shares). It has no material mineral assets and no other stated liabilities.

                                                       Trillion Fairness Opinion
                                                                          Page 4


                      CONSOLIDATED TRILLION RESOURCES LTD.
                           CONSOLIDATED BALANCE SHEET
                         Unaudited as of March 31, 2003

                                                                       $000S CAN
                                                                       ---------
Cash and cash equivalents                                                 2,413
Short-term investments                                                      152
Accounts receivable and deposits                                            578
                                                                        -------
Total current assets                                                      3,143
Investments                                                                 172
Deferred exploration                                                         69
Capital assets                                                                7
                                                                        -------
TOTAL ASSETS                                                              3,391
                                                                        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable                                                            232
                                                                        -------
Total current liabilities                                                   232
Contingencies and commitments                                                --
Shareholders' equity                                                     55,694
Share capital                                                           (52,535)
Deficit                                                                   3,159
                                                                        -------
TOTAL SHAREHOLDERS' EQUITY                                                3,391
                                                                        =======

TRILLION SHARE PRICES

Trillion's share price has traded between US$0.12 and US$0.27 per share in the past six months. On trade-weighted basis the average share price over this period was US$0.188 or C$0.261 per share.


[CHART - TRILLION SHARE PRICE HISTORY]

                                                       Trillion Fairness Opinion
                                                                          Page 5

SIGNIFICANT SHAREHOLDERS

Trillion has two Directors, Patrick Downey and Ron Netolitzky, who control 627,867 (as of June 30 202) and 960,589* shares of Trillion respectively, representing 4.61% and 10.79% of Trillion's issued and outstanding shares. Downey is President and CEO of Trillion and Netolitzky is Chairman and former CEO. Netolitzky is also a Director of Viceroy and a shareholder of ViceroyEx.

* Note: Netolitzky's Trillion share position is from the November 22, 2002 Trillion management proxy info circular and no trades in Trillion shares have been reported to the BC Securities Commission since then.

MINERAL PROPERTIES

Trillion has no mineral properties.


                     DESCRIPTION OF VICEROY EXPLORATION LTD.

ViceroyEx was incorporated as "Viceroy Exploration Ltd." under the Company Act (British Columbia) on March 31, 2003, as part of a reorganization of Viceroy Resource Corporation ("Viceroy"). Under an arrangement ("the Arrangement") completed in June 2003, Viceroy and four other companies were restructured. As part of this restructuring, certain mineral properties owned by Viceroy were organized in two "spin-off" companies, one of which is ViceroyEx. ViceroyEx was designated to hold certain mineral property interests located in Argentina. Post-Arrangement, the former Viceroy will control approximately 19% of the shares of ViceroyEx.

FINANCIAL POSITION

                            VICEROY EXPLORATION LTD.
                           CONSOLIDATED BALANCE SHEET
                           Unaudited Post-Arrangement

                                                                      VICEROYEX
                                                                      $000S CAN
                                                                      ---------
Cash and cash equivalents                                                  500
Deferred exploration                                                     6,000
                                                                        ------
TOTAL ASSETS                                                            $6,500
                                                                        ======
TOTAL SHAREHOLDERS' EQUITY                                              $6,500
                                                                        ======

ViceroyEx has 13,800,000 shares issued and outstanding. Post-Arrangement, according to the Agreement, ViceroyEx will have approximately $500,000 in cash, mineral properties with an assigned valuation of C$6.0 million and no debt or other liabilities. ViceroyEx book value is therefore C$0.471 per share ($6.5 million/13.8 million shares O/S).

Note that the ViceroyEx's assigned mineral property book value is based upon a valuation of the properties and is not based on historical expenditures on the properties.

                                                       Trillion Fairness Opinion
                                                                          Page 6

SIGNIFICANT SHAREHOLDERS

The former Viceroy Resource Corporation (now Quest Capital) controls approximately 19% of the issued shares of ViceroyEx, with the balance of the shares widely-held by the former shareholders of Viceroy. Ron Netolitzky a Director of Trillion and a Director of Quest Capital, also owns 411,241 (approximately 3%) of ViceroyEx, based on his previously disclosed holdings of Viceroy shares (4,112,412 shares). Note that under the Arrangement, shares in ViceroyEx were issued to Viceroy shareholders on the basis on one (1) ViceroyEx share for each 10 Viceroy shares held.

Large shareholder positions in a company can affect market liquidity and the actions of large shareholders can potentially induce share price movements over the short term that are not necessarily reflective of changes in underlying asset values.

VICEROYEX MINERAL PROPERTIES

ViceroyEx's mineral properties are located in Argentina (see location map below) and are held by Minas Argentinas, S.A. ("MASA"), an indirect wholly-owned Argentinean subsidiary. MASA controls a portfolio of mineral projects consisting of a land position in excess of 70,000 hectares and an extensive geological and geochemical database. The principal MASA property is the Gualcamayo gold project which contains a geologic resource. In addition to Gualcamayo, MASA controls four other less advanced properties including Salamanca, Las Fleches, Evelina, and Las Carachas/La Brea.

[MAP DEPICTING LOCATION OF GUALCAMAYO PROJECT]

                                                       Trillion Fairness Opinion
                                                                          Page 7

GUALCAMAYO

[CHART - CHAIN OF OWNERSHIP]

By far the most important in terms of prior expenditures and exploration results is the Gualcamayo property. Gualcamayo has been explored by Viceroy directly and indirectly since the mid-1990's. It is an advanced gold property containing a gold resource of 1.2 million ounces.

Local miners have sporadically prospected the Gualcamayo area over the past 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. Mincorp Exploraciones S.A ("Mincorp"), an Argentinean company, explored the skarn/intrusive related gold mineralization at Amelia Ines, Magdalena and Belgrano deposits between 1983 and 1988. Mincorp reportedly spent US$6.5 million on exploration during this period with the work being comprised of surface trenching, sampling and mapping; surface and underground diamond drilling; underground development; and geophysical surveys. MASA entered into a joint venture with Mincorp in 1997 to earn a 60% interest by spending US$5 million over five years.

By 1999, MASA had earned its 60% interest and November 2002 MASA acquired the remaining 40% for US$1,000,000. MASA's exploration program was developed to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp. Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,256 metres and discovered a gold bearing carbonate breccia zone referred to as the Quebrada del Diablo ("QdD") zone. Based on the drilling through 1999, MASA estimated an inferred geological resource for QdD of
37.7 million tonnes @ 1.16 grams per tonne ("g/t") gold (1,422,000 oz). Mineral Resources Development, Inc. ("MRDI") was retained to confirm MASA's resource estimate. MRDI independently verified the model and estimated the resources at
37.2 million tonnes grading 1.13 g/t gold (1,351,000 oz).

Upon completion of the 2000 drill program, MASA updated the geologic resource using all drill data up to and including QDR-058 which yielded an indicated resource of 12.7 million tonnes grading 1.172 g/t gold (480,000 oz) with an additional inferred resource of 22.4 million tonnes grading 1.016 g/t gold (734,000 oz).

Gualcamayo Internal Scoping Study

In 1999, Viceroy conducted an internal Scoping Study on the Gualcamayo project with the objective of determining the level of resource tonnages and grades necessary for an economic project under various gold price and operational assumptions. This study examined a number of

                                                       Trillion Fairness Opinion
                                                                          Page 8

scenarios but generally concluded that with the then-known deposit grades of around 1.2 g/t gold and resource tonnages in the 30 million tonne range, the project needed gold prices somewhat higher than prices as at the date of this Opinion (i.e. US$340-$350 per ounce). Further exploration in the area may change the 1999 conclusions by adding higher grade satellite deposits, and/or adding to the resource tonnage figure with possible improvements in strip ratios. Additionally, since 1999 the Argentine peso has depreciated significantly against the US dollar. This favorable exchange rate change will decrease projected operating costs and the labour portion of capital costs (denominated in terms of US dollars) and improve the project economics accordingly.

In any event, gold deposits that are marginal at current gold prices have a "call option" value that is attributable to the development potential of a deposit in the event that gold prices improve. This development option value is additional to the exploration value of attractive gold properties.

OTHER PROPERTIES

Salamanca. This property is located in the northeast part of the Guandacol District. The project is situated on the boundary of La Rioja and San Juan Provinces, approximately 230 km north of the city of San Juan, is located 10 kilometres north of Gualcamayo, and consists of 3,155 hectares. The Salamanca Project is accessible throughout the year by paved and dirt roads. The property is located in rugged terrain, with elevations ranging from 1,600 to 2,500 metres. In the late 1980s, a subsidiary of Anglo American conducted mapping, sampling, trenching, and limited drilling on the property. MASA acquired the project under an option agreement and between 1996 and 1997, completed two phases of work that included mapping, sampling, and drilling. MASA's exploration program outlined a sediment-hosted, skarn-related mineralized zone with a strike length of over 600 metres and a thickness of up to 55 metres. One of the better holes completed by MASA contained 50.3 meters of 1.60 g/t gold. The mapping, sampling and drilling completed by Mincorp and MASA have defined a potential mineralized zone extending approximately 600 meters along strike and 40 to 50 meters thick. The zone appears to be open along strike and at depth. While there has been a resource calculation performed in the past, the available data is insufficient to make a resource calculation in respect of current industry standards. Additional exploration of the Salamanca Project was recommended by ViceroyEx's consultants.

Other Properties. MASA controls three other projects situated in the high Andes of Argentina. These projects include Evelina, Las Carachas/Cordon de la Brea, and Las Flechas. Las Flechas is located in the Department of Iglesia, in northwestern San Juan Province and consists of 32,419 hectares. Evelina is located approximately 210 kilometres northwest of San Juan City in the Valle del Cura Region, San Juan Province and consists of 6,498 hectares. The Las Carachas-Cordon de la Brea project consists of 8,600 hectares, and is located 320 kilometers north of the provincial capital of San Juan. All three properties have had various amounts of work completed by MASA and its former partners. MASA is currently compiling and reviewing all the historical data collected in order to develop an exploration program and budget. This work will be completed in 2003.

                                                       Trillion Fairness Opinion
                                                                          Page 9

ENVIRONMENTAL LIABILITIES

ViceroyEx by virtue of its Argentine exploration activities may have incurred liabilities for future reclamation of drill sites and roads. These are business liabilities that are common and normal in the mineral exploration business.

MANAGEMENT CONTRACTS

It has been represented that ViceroyEx has no management contracts in place.

OTHER LIABILITIES

It has been represented that there are no pending legal or other liabilities of a material nature to a valuation of ViceroyEx.

                              APPROACH TO FAIRNESS

Since under the proposed Transaction Trillion shareholders will exchange their shares for those of ViceroyEx, it is of obvious importance that a value be ascertained for the ViceroyEx shares to be received. Trillion shareholders have good evidence of the value of their shares by checking the daily traded share price which has averaged C$0.261 per share over this period (on a trade-weighted basis). The same cannot be said for ViceroyEx shares.

Trillion shareholders are being asked to exchange each of their shares with 0.70 of a ViceroyEx share which, ignoring any other considerations, must therefore be worth at least C$0.372 ($0.261/0.70) for the exchange to be attractive. In establishing a value for ViceroyEx shares however, there is no easy reference to a market-based share price since ViceroyEx shares have never been publicly traded. A valuation of ViceroyEx shares then must therefore look to methods that establish a range of market values for the individual assets of that company. These assets include both cash and mineral property components.

MINERAL PROPERTY VALUATION METHODS

Determining fairness in a transaction normally entails assessing the value of both companies, using as many techniques as are applicable, in order to check them against each other and to determine the most reasonable values. Examples of these methods are:

      o Income or cashflow-based valuation methods, such as Discounted Cash Flow ("DCF");

      o     Comparable property purchase transactions;

      o     Property purchase price plus invested capital;

      o     Share price ratios for traded companies;

      o     Reserve/resource ounce or production capacity multipliers.

All these methods could be considered depending on the circumstances. Mineral properties with reserves as defined by the CIM Standards On Mineral Resources And Reserves, would require

                                                       Trillion Fairness Opinion
                                                                         Page 10


the completion of a Feasibility Study. If this were the case, a DCF approach might be suggested for such properties, added to by the value of other, lesser properties, augmented by addition or subtraction of financial assets and liabilities. The comparable transaction approach is considered less reliable for projects because each project is relatively unique in terms of location, commodity and other factors. Likewise the resource/reserve/capacity multiplier is also considered less reliable but could be used to check values against other methods. The stock market capitalization approach has some validity, although it relies on perfect information to both groups of shareholders and on similar levels of liquidity and shareholder behaviour. This approach involves analyzing the market capitalization (adjusted for working capital, debt and non-relevant assets and expressing the result in terms of adjusted market capitalization ("AMC") per ounce of gold resources. This AMC per ounce can then be used to estimate the value of gold resources for similar projects.

                       EVIDENCE OF VICEROYEX SHARE VALUE

PRIOR VALUATION OF VICEROYEX MINERAL PROPERTIES

In support of the terms of the Arrangement, Ross Glanville P.Eng., a qualified mineral valuator, completed a valuation of the Argentinean mineral properties in January 2003. The properties were owned at that time by Viceroy. Using a number of valuation approaches, Glanville assigned a value of $6 million to the five properties within a range of value from $4 million to $8 million. Approximately $5.5 million (91%) of that value was allocated to the Gualcamayo property, $0.25 million (4%) to Salamanca, with the balance of value equally distributed amongst the other three properties.

If Glanville's $6 million mineral valuation is accepted, and adding the $0.5 million of ViceroyEx cash yields a ViceroyEx valuation of $6.5 million or $0.47 per share ($6.5 million/13.8 million ViceroyEx shares outstanding).

SMALL LOT VICEROYEX SHARE PURCHASE PRICE UNDER THE ARRANGEMENT

Under the terms of the Arrangement as disclosed in the Joint Information Circular, Viceroy shareholders would receive shares in ViceroyEx on the basis of one ViceroyEx share for each 10 shares of Viceroy held. For small shareholders of Viceroy, only small lots of ViceroyEx shares would be issued. These small lot shareholders were entitled to be paid $0.50 per ViceroyEx share in cash.

The $0.50 per share value for these small lots of ViceroyEx shares is considered relevant as it was determined by negotiations amongst the various parties to the Arrangement. However, this small lot share value may overstate the value of ViceroyEx shares because a small premium is often attached to small lot shares due to their "nuisance value" and the cost of tracking and mail-outs to these small shareholders.

                                                       Trillion Fairness Opinion
                                                                         Page 11

VICEROY EARN-IN TO THE GUALCAMAYO PROJECT

In 1997, Viceroy through its Argentine subsidiary MASA entered into a joint venture with Mincorp (an Anglogold subsidiary) to earn a 60% interest by spending US$5 million (over five years. By 1999, MASA had earned its 60% interest. Thus, excluding expenditures prior to 1997, a value to Gualcamayo alone can be imputed to be US$8.3 million (US$5 million/60%) or C$11.6 million equivalent to $0.83 per ViceroyEx share. This figure is unadjusted for the success, or lack thereof, attributable to the property expenditures. Given the relatively low grade and probable high strip ratio of the Gualcamayo deposit as it is currently known, it is reasonable to discount this valuation figure to reflect the diminished probability of project development at current gold prices.

VICEROY PURCHASE OF GUALCAMAYO MINORITY INTEREST

Prior to November 2002, Viceroy had earned a 60% interest and was operator of the Gualcamayo Project. In that month, Viceroy acquired the remaining 40% minority interest from its former partners for a price of US$1 million. This implies a value for Gualcamayo of US$2.5 million (US$1 million/40%) or C$3.4 million, equivalent to $0.25 per ViceroyEx share.

Minority interests generally are priced less than comparable majority interests because these interests have less control over the pace and budget of a project development. The value of the Gualcamayo based on the 40% minority purchase (i.e. $0.25 per share) understates the probable market value for the entire project.

                                 OTHER FACTORS

In developing his Opinion, the Author considered a number of other factors including:

      o Market Liquidity; Trillion is a traded public company although it is over-the-counter and has no current business activities. ViceroyEx will have approximately 20 million shares issued on a post Transaction basis - much greater than Trillion at present. In addition, ViceroyEx will be an active exploration company listed on the TSX Venture Exchange. Market liquidity should therefore be improved for Trillion shareholders once ViceroyEx obtains a TSX listing.

      o The state of the stock market fundamentals for junior exploration companies; Current business and economics conditions;

      o     Business and economic conditions in Argentina;

      o     Current gold prices and the market outlook for gold properties;

      o     US-Canadian dollar exchange rates;

      o     Such other factors as deemed relevant to the Opinion.

                                                       Trillion Fairness Opinion
                                                                         Page 12

              TRANSACTION PREMIUM RELATIVE TO TRILLION SHARE VALUE

Based on the foregoing evidence of ViceroyEx share value, the Author is of the opinion that the value of ViceroyEx ("VeX") shares, including mineral properties and cash, is between $0.40 and $0.47 per share. On the basis of receiving 0.70 of a ViceroyEx share, Trillion ("TLN") shareholders can expect to receive a premium over their current share price (averaging between US$0.188 and US$0.20/share) of between 0% and 25% (see chart below). On this basis, the Transaction offers a potential benefit to Trillion shareholders.

[CHART - DEPICTING PREMIUM TO TLN SHAREHOLDERS UNDER TRANSACTION]

                                FAIRNESS OPINION

This Opinion is rendered for the Independent Committee of the Board of Directors of Consolidated Trillion Resources Ltd. It may be used and relied upon in connection with their review of the proposed Transaction, and for regulatory disclosure purposes. The Opinion is valid as of the date hereof. In the event that other information material to the Opinion is made available subsequent to the date of this Opinion, the Author reserves the right to modify or withdraw the Opinion. This Opinion is rendered as of the date hereof and the Author disclaims any obligation to advise any person of any change in the Opinion subsequent to that date. Subject to the foregoing and based on consideration of all the factors considered relevant, McKnight is of the opinion that the Transaction is fair, from a financial point of view, to the shareholders of Consolidated Trillion Resources Ltd.

                                                       Trillion Fairness Opinion
                                                                         Page 13

                                   DISCLAIMER

This Opinion in relation to a proposed Transaction between Trillion and ViceroyEx was prepared by the independent consultant Robert T. McKnight based on a review of private and public documents, of press releases and reports posted on the Companies and SEDAR websites and on internal documents supplied by the Companies. The Opinion is based in part on information not within the control of the Author and while it is believed that the information and assumptions are reliable and valid as of the date hereof, and under the stated conditions and limitations, the Author cannot guarantee their accuracy. The Author has not visited any of the properties of ViceroyEx nor has the Author conducted a title search or an ownership review and is basing his Opinion in this regard on information disclosed by the Companies and their consultants. The use of this Opinion shall be at the user's sole risk, regardless of any fault or negligence of the Author. This Opinion does not constitute a recommendation, either explicit or implicit, to buy, sell or trade securities of Trillion or any other companies.

Yours very truly,

/s/ R. McKnight
------------------------------
ROBERT T MCKNIGHT, P.ENG., MBA
FINISTERRE MINERAL ADVISORS

                                   FINISTERRE
                            MINERAL INDUSTRY ADVISORS

September 17, 2003


The Independent Committee of the Board of Directors:
Consolidated Trillion Resources Ltd.
#1116 - 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Dear Sirs:

Re: Addendum  to Fairness Opinion Dated July 17 2002

Consolidated Trillion Resources Ltd. ("Trillion") and Viceroy Exploration Ltd. ("ViceroyEx"), (collectively, "the Companies") are contemplating a transaction under which ViceroyEx will acquire all the issued and outstanding common shares of Trillion ("the Transaction"). Trillion is a Vancouver-based public company traded over-the-counter in the United States. ViceroyEx is currently a private company held by Viceroy Resource Corporation ("Viceroy") and the former shareholders of that company. In relation to this Transaction, Robert McKnight, P.Eng., MBA ("McKnight") was engaged to provide this Fairness Opinion, which was rendered as of July 17, 2003.

Under the terms of the Transaction, ViceroyEx is required to become a public company. However, at the time of the July 17th Fairness Opinion there was no visible market value for the ViceroyEx shares, hence, indirect methods were used in the valuation of these shares for the Fairness Opinion.

Subsequently, McKnight has reviewed documentation that:

      1. shows evidence of progress towards a TSX Venture Exchange listing, and,

      2. as part of the listing process, evidence of a private placement of ViceroyEx shares at a price of $0.50 shares (4.2 million shares yielding $2.1 million in financing).

 This subsequent information reinforces and provides additional support for the valuation of ViceroyEx shares and for the conclusion of July 17th Fairness Opinion which states that: "THE TRANSACTION IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE SHAREHOLDERS OF CONSOLIDATED TRILLION RESOURCES LTD.".

Yours very truly,



/s/ R. McKnight
------------------------------
ROBERT T MCKNIGHT, P.ENG., MBA
FINISTERRE MINERAL ADVISORS

                                  SCHEDULE "F"

                                  INTERIM ORDER

                                                                     No. L032863
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANY ACT, RSBC 1996, C.62, S.252

                                       AND

                     IN THE MATTER OF AN ARRANGEMENT BETWEEN
                    CONSOLIDATED TRILLION RESOURCES LTD. AND
                         ORO BELLE RESOURCES CORPORATION

                                      ORDER

BEFORE                       )    THURSDAY, THE 9th DAY OF
                             )
MASTER GROVES                )    OCTOBER, 2003

THIS PETITION coming on for hearing without notice at Vancouver, British Columbia, on this day; AND ON HEARING David Mitchell, counsel for the petitioners, AND UPON READING the Petition and the affidavits of Patrick Downey sworn 9 October 2003 and Susan Neale sworn 8 October 2003;

THIS COURT ORDERS that:

1. Consolidated Trillion Resources Ltd. be at liberty to convene a General Meeting of its members to be held at 11.00am on Monday, 17 November 2003 at the Aspen Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia to be held for the purpose of considering and, if deemed advisable, passing a resolution approving (with or without modification) a Plan of Arrangement which is proposed to be made between Consolidated Trillion Resources Ltd., Oro Belle Resources Corporation and their members and which is substantially in the form of Schedule D to Exhibit A of the affidavit of Patrick Downey sworn 9 October 2003;

2. Not less than 21 days before the day appointed for the General Meeting, the Information Circular, a Notice convening the General Meeting, an Instrument of Proxy, and a Notice of Application for Final Order, substantially in the form of Exhibits A, B, C and D to the affidavit of Patrick Downey sworn 9 October 2003 (with such amendments as counsel for the petitioners may advise are necessary or desirable and not inconsistent with the terms of this order), may be delivered to the members of Consolidated Trillion Resources Ltd.:

      (a) by prepaid ordinary mail addressed to the members as recorded in its register of members at the close of business on 13 October 2003, and

      (b) under applicable securities legislation and policies, by prepaid ordinary mail to the beneficial owners of the shares registered in the name of intermediaries;

3. The documents mailed pursuant to paragraph 2 shall be deemed to have been received two days after mailing, and this mailing shall be good and sufficient notice of the General Meeting and of the Petition, and the Petitioners shall not be required to serve copies of this Petition or any affidavit filed in support except upon request as specified in the Notice of Application for Final Order;

4. The accidental omission to give notice of the General Meeting to or the non-receipt of such notice by one or more of the persons specified in paragraph 2 shall not invalidate any resolution passed or proceedings taken at the General Meeting;

5. The General Meeting shall otherwise be called, held and conducted in accordance with the provisions of this order, the articles of Consolidated Trillion Resources Ltd., and the Company Act;

6. The General Meeting may be adjourned for any reason upon approval of the Chair of the General Meeting, and if the General Meeting is adjourned, notice of the adjournment need be given only to those members who have requested a copy of the Petition or other documents as specified in the Notice of Application for Final Order and the General Meeting shall be reconvened at a place and time to be designated by the Chair of the General Meeting but not later than 17 December 2003;

7. The members of Consolidated Trillion Resources Ltd. shall be granted rights of dissent to the arrangement equivalent to those provided in section 207 of the Company Act, RSBC 1996, c.62, such rights to be exercisable at any time prior to 5.00 pm on 13 November 2003;

8. The member of Oro Belle Resources Corporation is authorized to approve the arrangement by a consent resolution, and this consent resolution shall be deemed to be a meeting convened in accordance with an order of the court under section 252(2) of the Company Act, RSBC 1996, c.62;

9. If the Plan of Arrangement is approved and agreed to by the members of Consolidated Trillion Resources Ltd. at the General Meeting and by the member of Oro Belle Resources Corporation by a consent resolution, the petitioners shall apply on 25 November 2003 or on such later date as this court may direct for the approval of the Plan of Arrangement by this Court and for a determination that the terms and conditions of the exchange of securities contemplated in connection with the Plan of Arrangement are fair to the members of the Petitioners (the "Application for Final Order");

10. Any member of Petitioners may be heard at the Application for Final Order if that member gives notice if its intention to do so as set out in the Notice of Application for Final Order; and

11.   The Petitioners are at liberty to file further affidavits.

By the Court


----------------------------------          ------------------------------------
                                            Registrar

      -------------------------------------------------------------------

                                                              NO. L032863
                                                       VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA


                        IN THE MATTER OF THE COMPANY ACT,
                             RSBC 1996, C.62, S.252


                                       AND

          IN THE MATTER OF AN ARRANGEMENT BETWEEN CONSOLIDATED TRILLION
               RESOURCES LTD. AND ORO BELLE RESOURCES CORPORATION


       ------------------------------------------------------------------





                                      ORDER

       59968.0002                                                     DDM
       ------------------------------------------------------------------


                               =MILLER THOMSON LLP
               Barristers & Solicitors, Patent & Trade-Mark Agents


                       Robson Court, 1000-840 Howe Street
                          Vancouver, BC, Canada V6Z 2M1
                             Telephone: 604.687.2242
                 Attention: David Mitchell, File No.: 59968.0002
       ------------------------------------------------------------------

                                  SCHEDULE "G"

                                                                     No. L032863
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANY ACT, RSBC 1996, C.62, S.252

                                       AND

                     IN THE MATTER OF AN ARRANGEMENT BETWEEN
                    CONSOLIDATED TRILLION RESOURCES LTD. AND
                         ORO BELLE RESOURCES CORPORATION

                      NOTICE OF APPLICATION FOR FINAL ORDER

TO:   THE MEMBERS OF CONSOLIDATED TRILLION RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT:

1. A Petition has been filed by Consolidated Trillion Resources Ltd. and Oro Belle Resources Corporation in the Supreme Court of British Columbia for approval of an arrangement contained in an Arrangement Agreement dated for reference 12 July 2003, pursuant to section 252 of the Company Act, RSBC 1996, c.62;

2. By an order of the Supreme Court of British Columbia dated 9 October 2003, the court has, among other things, given directions as to the calling of a General Meeting of the members of Consolidated Trillion Resources Ltd. for the purpose of considering and voting upon the arrangement, and has permitted the sole member of Oro Belle Resources Corporation to vote on the arrangement by consent resolution;

3. Pursuant to that order, the Petition will be heard before a judge of the Supreme Court of British Columbia at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on 25 November 2003, at 9.45am.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE PETITION OR WISH TO BE NOTIFIED of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" in the above registry of the court and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioners' address for delivery, which is set out below. The "Appearance" must be filed with the registry of the court and delivered to the Petitioners' address for delivery at least seven days prior to the hearing, or at a later date with leave of the court.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

IF YOU FAIL to file the "Appearance" within the proper Time for Appearance, the Petitioners may continue this application without further notice.

                 (1)    The address of the registry is:

                        Law Courts
                        800 Smithe Street
                        Vancouver, British Columbia

                 (2)    The address for delivery of Petitioners' solicitor is:

                        Miller Thomson LLP
                        Barristers and Solicitors
                        c/o David Mitchell (59968.0002)
                        1000-840 Howe Street
                        Vancouver, British Columbia
                        V6Z 2M1



A copy of the Petition and other documents in the proceedings will be provided to any member of the Petitioners upon request in writing addressed to the solicitor for the Petitioners at their address for delivery.

9 October 2003
----------------------------------          ------------------------------------
Dated                                       Solicitor for the Petitioners

                                  SCHEDULE "H"

                                    PETITION

                                                                     No. L032863
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANY ACT, RSBC 1996, C.62, S.252

                                       AND

                     IN THE MATTER OF AN ARRANGEMENT BETWEEN
                    CONSOLIDATED TRILLION RESOURCES LTD. AND
                         ORO BELLE RESOURCES CORPORATION

                              PETITION TO THE COURT

THIS IS THE PETITION OF:

                  Consolidated Trillion Resources Ltd.
                  1116 - 925 West Georgia Street
                  Vancouver, BC   V6C 3L2

                  Oro Belle Resources Corporation
                  900 - 570 Granville Street
                  Vancouver, BC   V6C 3P1

ON NOTICE TO:

   As to the preliminary order for directions:   Without notice.

   As to the final order for approval:           The members of the Petitioners
                                                 as provided for by the
                                                 preliminary order.

Let all persons whose interest may be affected by the order sought TAKE NOTICE that the Petitioners apply to court for the relief set out in this Petition.

                               APPEARANCE REQUIRED

IF YOU WISH TO BE NOTIFIED of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" in the above registry of this court within the Time for Appearance and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioners' address for delivery, which is set out in this Petition.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

IF YOU FAIL to file the "Appearance" within the proper Time for Appearance, the Petitioners may continue this application without further notice.

                               TIME FOR APPEARANCE

Where this Petition is served on a person in British Columbia, the time for appearance by that person is 7 days from the service (not including the day of service).

Where this Petition is served on a person outside British Columbia, the time for appearance by that person, after service, is 21 days in the case of a person residing anywhere within Canada, 28 days in the case of a person residing in the United States of America, and 42 days in the case of a person residing elsewhere.

Where the time for appearance has been set by order of the court, within that time

                                TIME FOR RESPONSE

IF YOU WISH TO RESPOND to the application, you must, on or before the 8th day after you have entered an appearance:

      (a)   deliver to the Petitioner:

            (i)   2 copies of a response in Form 124; and

            (ii) 2 copies of each affidavit on which you intend to rely at the hearing; and


      (b)   deliver to every other party of record:

            (i)   one copy of a response in Form 124; and

            (ii) one copy of each affidavit on which you intend to rely at the hearing.


                  (1)    The address of the registry is:

                         Law Courts
                         800 Smithe Street
                         Vancouver, British Columbia

                  (2)    The address for delivery is:

                         1000-840 Howe Street
                         Vancouver, BC   V6Z 2M1
                         Fax number for delivery:  604.643.1200

                  (3)    Name and office address of Petitioners' solicitor is:

                         Miller Thomson LLP
                         Barristers and Solicitors
                         c/o David Mitchell (59968.0002)
                         1000-840 Howe Street
                         Vancouver, BC   V6Z 2M1

The Petitioners apply for:

      1. A preliminary order for directions, substantially in the form of the draft order attached as Schedule 1 to this Petition, in connection with the arrangement proposed by the Petitioners in the Plan of Arrangement which is attached as Schedule D to Exhibit A to the affidavit of Patrick G. Downey sworn 9 October 2003.

      2. A final order approving the proposed arrangement, substantially in the form of the draft order attached as Schedule 2 to this Petition, which approval will also form the basis of an exemption from registration pursuant to section 3(a)(10) of the United States Securities Act of 1933.

The Petitioners will rely on section 252 (compromise or arrangement) of the Company Act, RSBC 1996, c.62.

At the hearing of this Petition will be read the affidavits of Patrick G. Downey and Susan M. Neale sworn 9 October 2003. Mr. Downey is the president and chief executive officer of Consolidated Trillion Resources Ltd. Ms. Neale is the chief financial officer of Oro Belle Resources Corporation.

The facts upon which this Petition is based are as follows:

CONSOLIDATED TRILLION RESOURCES LTD. ("TRILLION")

1. Consolidated Trillion Resources Ltd. is incorporated pursuant to the Alberta Business Corporations Act, RSA 2000, c.B-9, with a registered office at 4500 - 855 2nd Street SW, Calgary, Alberta, T2P 4K7 and its principal place of business at 1116 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

2. The authorised capital of Trillion consists of an unlimited number of common shares without par value. 8,899,512 are issued. Holders are entitled to one vote per share at all shareholder meetings.

3. Trillion shares trade on the United States National Association of Securities Dealers over-the-counter market (NASD:OTCBB) under the symbol TLNOF.

4. Trillion is a mineral exploration company which operated in Africa. It carried out exploration for gold, diamonds, copper, nickel, platinum and uranium. It owned interests in mines in Zimbabwe.

5. Since 2000, Trillion has divested itself of its mining properties and subsidiaries. This concluded with an agreement effective 31 March 2003 in which Trillion sold its wholly owned Guernsey subsidiary for U$100,000. With this sale, Trillion has withdrawn from any further direct exploration or development work in Zimbabwe. It has no subsidiaries.

6. Trillion's total assets as at 30 June 2003 were $2,465,000, which consisted of cash and short term deposits of $2,309,000, receivables of $140,000, and investments of $116,000.

7. On 17 November 2003, immediately prior to the meeting to approve the arrangement, the shareholders of Trillion will be asked to approve the continuance of Trillion as a British Columbia company.

ORO BELLE RESOURCES CORPORATION ("ORO BELLE")

8. Oro Belle is incorporated pursuant to the British Columbia Company Act. It has an office at 900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

9. Oro Belle is wholly owned by Viceroy Exploration Ltd. Oro Belle holds all of Viceroy Exploration Ltd.'s mineral assets located in Argentina through Minas Argentinas, S.A., an indirect wholly-owned Argentinean subsidiary.

10. Viceroy Exploration Ltd., as the sole shareholder of Oro Belle, will, prior to this court's final order, approve the arrangement by a consent resolution.

11. Oro Belle controls a portfolio of mineral projects consisting of a land position in excess of 70,000 hectares and an extensive geological and geochemical database. The principal property is known as the Gualcamayo gold project, which contains a geologic resource. In addition to the Gualcamayo projects, Oro Belle controls four other less advanced properties known as Salamanca, Las Fleches, Evelina, and Las Carachas.

VICEROY EXPLORATION LTD. ("VICEROYEX")

12. ViceroyEx is a company incorporated under the British Columbia Company Act and has its head office, principal business address, and registered and records office at 900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

13.   ViceroyEx is the owner of all of the outstanding shares of Oro Belle.

14. ViceroyEx has applied to have its securities listed for trading on the TSX Venture Exchange.

15. The authorized capital of ViceroyEx consists of 100,000,000 common shares, 100,000,000 first preferred shares and 100,000,000 second preferred shares, of which 13,800,000 common shares are issued and outstanding. It is anticipated that a further 4,200,000 common shares will be issued by way of a private placement immediately following the listing of the common shares on the TSX Venture Exchange.

ARRANGEMENT

16. The arrangement which has been proposed among the petitioners and their members is substantially in the form of the Arrangement Agreement attached as Exhibit E to the affidavit of Patrick Downey sworn 8 October 2003, and the Plan of Arrangement found as Schedule D of Exhibit A to that affidavit.

17. The arrangement will involve the amalgamation of Oro Belle and Trillion. The amalgamated company will be known as Oro Belle Resources Corporation ("Amalco").

18.   Amalco will be wholly owned by ViceroyEx.

19. ViceroyEx will issue shares to Trillion shareholders. Each holder of Trillion shares (other than a holder who exercises dissent rights) will be entitled to receive 0.7 ViceroyEx shares in exchange for each Trillion share. (Options, warrants and other convertible securities of Trillion will be exchanged for options, warrants and other convertible securities of ViceroyEx on the same exchange ratio and with corresponding changes to the exercise prices based this share exchange ratio).

20. The property and assets of Trillion and Oro Belle will become the property and assets of Amalco, and Amalco will be liable for the liabilities and obligations of Trillion and Oro Belle.

21. The Independent Committee of the Board of Directors of Trillion retained Finisterre Mineral Advisors to provide financial advice to assist it in recommending a course of action to shareholders with respect to the arrangement agreement.

22. Finisterre Mineral Advisors delivered a Fairness Opinion and Valuation on 17 July 2003 to the Independent Committee of the Board of Directors of Trillion. In the opinion of Finisterre Mineral Advisors and as of that date, the transactions are fair, from a financial point of view, to the shareholders of Trillion. In the opinion of Finisterre Mineral Advisors, under the arrangement Trillion shareholders can expect to receive a premium over their current share price of between 0% and 25%. On this basis, the transactions offer a benefit to Trillion shareholders.

23. The Board of Directors of Trillion has determined that the arrangement is fair and reasonable to the shareholders of Trillion and is one which a business person might reasonably approve.

24. The members of Trillion shall have rights of dissent equivalent to those provided in section 207 of the Company Act, RSBC 1996, c.62, such rights to be exercisable until 5.00 pm on 13 November 2003.

25. The arrangement, if approved, will involve the issue of shares of ViceroyEx to shareholders of Trillion, some of whom are American residents, in exchange for shares of Trillion. Section 3(a)(10) of the United States Securities Act of 1933 provides an exemption from the registration requirements of that statute for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

26. The ViceroyEx shares to be issued to the Trillion shareholders will be exempt from the registration requirements of the United States Securities Act of 1933, pursuant to section 3(a)(10) of that statute, provided that:

      (a)   this court is advised of the intention of the parties to rely on section 3(a)(10) prior to the hearing required to approve the Arrangement;

      (b) the preliminary order of this court approving the meetings of the members to approve the Arrangement will specify that each member will have the right to appear before the court so long as the member enters an Appearance within a reasonable time;

      (c) all Trillion shareholders will be given adequate notice advising them of their rights to attend the hearing of the court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

      (d) this court will be required to satisfy itself as to the fairness of the Arrangement to the Trillion Shareholders;

      (e) this court will have determined, prior to approving the final order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to the Trillion shareholders;

      (f) the order of this court approving the Arrangement expressly states that the Arrangement is approved by this court as being fair to the Trillion shareholders.

      Notice is hereby given to the court by the Petitioners of their intention to rely on section 3(a)(10) of the United States Securities Act of 1933 in completing the Arrangement.

The Petitioner estimates that the application will take 30 minutes.

9 October 2003
----------------------------------           -----------------------------------
Dated                                        Solicitor for the Petitioners

       ------------------------------------------------------------------

                                                    NO. ________________
                                                      VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                        IN THE MATTER OF THE COMPANY ACT,
                             RSBC 1996, C.62, S.252

                                       AND

                     IN THE MATTER OF AN ARRANGEMENT BETWEEN
                    CONSOLIDATED TRILLION RESOURCES LTD. AND
                        ORO BELLE RESOURCES CORPORATION


       ------------------------------------------------------------------




                                    PETITION

       59968.0002                                                     DDM
       ------------------------------------------------------------------

                               MILLER THOMSON LLP
               Barristers & Solicitors, Patent & Trade-Mark Agents


                       Robson Court, 1000-840 Howe Street
                          Vancouver, BC, Canada V6Z 2M1
                             Telephone: 604.687.2242
                 Attention: David Mitchell, File No.: 59968.0002

       ------------------------------------------------------------------

                                  SCHEDULE "I"

                                 SECTION 184 OF

                     THE BUSINESS CORPORATIONS ACT (ALBERTA)

SHAREHOLDER'S RIGHT TO DISSENT

184.(1) Subject to sections 185 and 234, a holder of shares of any class of a corporation may dissent if the corporation resolves to

      (a) amend its articles under section 167 or to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

      (b) amend its articles under section 167 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

      (c) amalgamate with another corporation, otherwise than under section 178 or 180.1,

      (d) be continued under the laws of another jurisdiction under section 182, or

      (e)   sell, lease or exchange all or substantially all its property under section 183.

(2) A holder of shares of any class or series of shares entitled to vote under section 170 other than section 170(1)(a) may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

      (a) at or before any meeting of shareholders at which the resolution is to be voted on, or

      (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

      (a)   by the corporation, or

      (b) by a shareholder if he has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

      (a) at least ten days before the date on which the application is returnable, if the corporation is the applicant, or

      (b) within ten days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

      (a)   be made on the same terms, and

      (b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

      (a) is not required to give security for costs in respect of an application under subsection (6), and

      (b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

      (a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation,

      (b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

      (c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

      (d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent,

      (e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

      (f)   the service of documents, and

      (g)   the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

      (a)   fixing the fair value of the shares in accordance with subsection
            (3) of all dissenting shareholders who are parties to the application,

      (b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

      (c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

      (a) the action approved by the resolution from which the shareholder dissents becoming effective,

      (b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

      (c)   the pronouncement of an order under subsection (13).

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgement, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph
(5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

      (a)   the shareholder may withdraw his dissent, or

      (b)   the corporation may rescind the resolution.

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection
(14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within ten days after

      (a)   the pronouncement of an order under subsection (13), or

      (b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgement has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

      (a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

      (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.



                                SECTION 207 OF
                       THE COMPANY ACT (BRITISH COLUMBIA)

                        DIVISION 2 - DISSENT PROCEEDINGS

DISSENT PROCEDURE

207   (1)   If,

            (a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

            (b)   the resolution referred to in paragraph (a) is passed, and

            (c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

            the company or the liquidator shall first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

      (2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

      (3)   The dissenting member must exercise the right given by subsection
            (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

            (a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

            (b)   the share certificates representing all of those shares,

            and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

      (4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

            (a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

            (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

            (c) join in the application any other dissenting member who has complied with subsection (3), and

            (d) make consequential orders and give directions it considers appropriate.

      (5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection
            (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

      (6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

      (7)   Every dissenting member who has complied with subsection (3)

            (a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

            (b) may not withdraw the requirement to purchase the shares, unless the company consents, and

            (c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

      (8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

      (9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

      (10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy.

                                  SCHEDULE "J"

                 SPECIAL RESOLUTION OF SHAREHOLDERS OF TRILLION
                              APPROVING CONTINUANCE

Trillion's Shareholders will be asked to approve, as a Special Resolution approved by not less than 66 2/3% of the Trillion Shares cast by persons voting in person or by proxy at the Meeting, the following resolution approving the transfer of Trillion's jurisdiction of incorporation from Alberta to British Columbia and the alteration of Trillion's authorized share capital in substantially the terms set out below (the "CONTINUANCE RESOLUTION"). Management of Trillion may elect not to carry out the Continuance in its discretion.

"WHEREAS Trillion proposes to transfer out of the Province of Alberta under the jurisdiction of the Business Corporations Act (Alberta) (the "ALBERTA ACT") and to continue into the Province of British Columbia (the "CONTINUANCE") under the jurisdiction of the Company Act (British Columbia) (the "COMPANY ACT");

AND WHEREAS management of Trillion proposes to present a special resolution to the shareholders at the Meeting with respect to the Continuance and may subsequently decide that it is not in the best interests of Trillion to proceed with such matters;

IT IS HEREBY RESOLVED, as a special resolution, that:

1. Trillion be authorized to undertake and complete the Continuance and any one director or officer of Trillion be authorized to determine the form of documents required in respect thereof, including any supplements or amendments thereto and including, without limitation, the documents referred to below;

2. the Continuance of Trillion's jurisdiction of incorporation from Alberta to the Province of British Columbia, pursuant to Section 189 of the Alberta Act and Section 36 of Company Act, be approved;

3. Trillion's application pursuant to Section 189 of the Alberta Act for authorization to be continued as a "company" in the Province of British Columbia be approved and ratified;

4. Trillion make application to the Registrar of Companies in the Province of British Columbia for consent to be continued into and registered as a "company" pursuant to the Company Act;

5. effective on the date of such Continuance into British Columbia, Trillion adopt the Memorandum substantially in the form presented at the Meeting and Articles substantially in the form presented at the Meeting in substitution for the existing Articles and Bylaws of Trillion;

6. effective on the date of such Continuance under the Company Act, the authorized share capital of Trillion be altered from an unlimited number of common shares without par value to 100,000,000 common shares without par value;

7. effective on the date of such Continuance as a corporation under the Company Act, the following persons shall be the directors of Trillion as a British Columbia corporation:

      Patrick G. Downey                   Henry Giegerich
      Ronald K. Netolitzky                Eric Cunningham

8. notwithstanding the passage of this special resolution by the shareholders of Trillion, the board of directors of Trillion, without further notice to or approval of the shareholders of Trillion, may decide not to proceed with the Continuance or otherwise give effect to this special resolution, at any time prior to the Continuance becoming effective; and

9. any one or more of the directors and officers of Trillion be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Trillion or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

                 SPECIAL RESOLUTION OF SHAREHOLDERS OF TRILLION
                              APPROVING ARRANGEMENT

UPON MOTION IT WAS RESOLVED as a Special Resolution that:

1. The Arrangement under Section 252 of the Company Act (British Columbia) set forth in the Plan of Arrangement attached as Schedule "D" to the Information Circular of Consolidated Trillion Resources Ltd. accompanying the notice of this meeting is authorized and approved.

2. The board of directors is hereby authorized at its sole discretion to revoke this Special Resolution before it is acted upon without further approval of the members.

3. Any officer or director is authorized to execute such documents, and to take such actions as he considers necessary or desirable in connection with the foregoing.